Exhibit 6 - Final Prospectus of the Registrant including consents of auditors and qualified persons
Document No.	Date of Document	Title of Document
6.1	July 25, 2003	Final Prospectus of the Registrant in respect of a distribution of common shares and common share purchase warrants issuable upon exercise of previously issued Special Warrants
6.2	July 25, 2003	Consent of Author of Callum LB Grant, Hatch, Vancouver in respect of Technical Report disclosure in Prospectus
6.3	July 25, 2003	Consent of Author of Paul A.J. Hosford, Hatch Associates Ltd., in respect of Technical Report disclosure in Prospectus
6.4	July 25, 2003	Consent of Author of Harry Burgess, Micon International Limited in respect of Technical Report disclosure in Prospectus
6.5	July 25, 2003	Consent of Auditor, PricewaterhouseCoopers in respect of Prospectus
6.6	July 25, 2003	Consent of Auditor, Deloitte & Touche LLP in respect of Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or the securities laws of any state of the United States of America, and subject to certain exemptions, may not be offered or sold in the United States of America.  See "Plan of Distribution."

PROSPECTUS

New Issue

July 25, 2003

NORTHERN ORION RESOURCES INC.
(exploration company)

Suite 250, 1075 West Georgia Street
Vancouver, B.C.  V6E 3C9
(604) 689-9663

$105,352,403.13

81,040,310 Common Shares and
40,520,155 Common Share Purchase Warrants issuable upon the exercise of
810,403,101 previously issued Special Warrants

This prospectus (the "Prospectus") qualifies the distribution of 81,040,310 common shares ("Common Shares") and 40,520,155 common share purchase warrants ("Warrants") of Northern Orion Resources Inc. (the "Issuer") issuable upon the exercise or deemed exercise of 810,403,101 previously issued special warrants ("Special Warrants") of the Issuer.  The Special Warrants were previously distributed by the Issuer by way of private placement (the "Private Placement") pursuant to an underwriting agreement dated May 29, 2003 (the "Underwriting Agreement") between the Issuer and Griffiths McBurney & Partners ("GMP"), BMO Nesbitt Burns Inc. ("BMO"), Canaccord Capital Corporation, Pacific International Securities Inc., Orion Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (collectively, the "Underwriters") at a price of $0.13 per Special Warrant on May 29, 2003 (the "First Closing"), June 12, 2003 (the "Second Closing") and June 20, 2003 (the "Third Closing").

	Price to Public	Underwriter's Fee(1)	Proceeds to Issuer(2)
Per Special Warrant:	$0.13	$0.0065	$0.1235
Total:	$105,352,403	$5,267,620.15	$100,084,782.85

(1)

In consideration for the services rendered by the Underwriters (as defined herein) in connection with the Private Placement, the Issuer agreed to pay the Underwriters a fee (the "Underwriters' Fee") of $5,267,760.15, being 5% of the gross proceeds of the Private Placement, plus interest accumulated on such amount while held in escrow under the Special Warrant Indenture as described herein.  No additional fee or commission will be payable to the Underwriters in connection with the issuance of the Common Shares and the Warrants upon exercise or deemed exercise of the Special Warrants.  See "Plan of Distribution".

(2)

After deducting the Underwriters' Fee, but before deducting the expenses of the Private Placement, which are estimated to be $1,881,000.

The Special Warrants were previously distributed pursuant to prospectus exemptions available under the applicable securities legislation of British Columbia, Alberta, Manitoba, Ontario, Quebec and Nova Scotia (the "Qualifying Jurisdictions").  Special Warrants were also placed with residents of the United States pursuant to exemptions from the registration requirements of the US Securities Act.  After giving effect to the Issuer's 10 old for 1 new share capital consolidation which took effect on June 16, 2003 (the "Consolidation") each ten Special Warrants entitle the holder thereof to

-ii-

receive, without payment of additional consideration, one Common Share and one-half of one Warrant at any time before September 30, 2003 or upon the deemed exercise of the Special Warrants on the Expiry Date (as hereinafter defined).  Each whole Warrant entitles the holder thereof to acquire one Common Share in the capital of the Issuer (a "Warrant Share") at a price of $2.00 per Warrant Share until 4:00 p.m. (Vancouver time) on May 29, 2008.  The Special Warrants and Warrants are subject to customary "anti-dilution" provisions.

In the event that a final prospectus (the "Final Prospectus") qualifying the distribution of the Common Shares and Warrants has not been filed and receipts issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or prior to 5:00 p.m. (Toronto time) on August 29, 2003 (the "Qualification Deadline"), each Special Warrant holder will be entitled to receive 1.1 Common Shares and 0.55 Warrants for every ten Special Warrants exercised thereafter without the payment of additional consideration.  If the Final Prospectus has not been filed and a receipt issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or before the Qualification Deadline, the Corporation will nevertheless continue to be obligated to use its reasonable best efforts to file and obtain receipts for the Final Prospectus until 5:00 p.m. (Toronto time) on the Expiry Date.  This Prospectus will also qualify the distribution of the additional Special Warrant Shares and Warrants issuable if this penalty is incurred.

The price of the Special Warrants was determined by negotiation between the Issuer and the Underwriters.  See "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture".  Investment in the securities qualified for distribution under this Prospectus is subject to certain risks and should be considered speculative.  See "Risk Factors".

The Issuer has granted Endeavour Mining Capital Corp. ("Endeavour Mining") an option (the "Endeavour Mining Option") entitling Endeavour Mining to acquire, without payment of additional consideration, a conversion option (the "Conversion Option") and a warrant (the "Extension Warrant").  The Endeavour Mining Option is exercisable at any time and shall be deemed to be exercised by Endeavour Mining, without any action on the part of Endeavour Mining on the earlier of: (i) the Qualification Deadline; or (ii) the third business day following the Qualification Date.  See "Plan of Distribution".  This Prospectus will also qualify the distribution of the Conversion Option and Extension Warrant.

The Issuer's outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NNO".  The closing price of the Common Shares on June 30, 2003, the last day on which the Common Shares traded prior to the date of this Prospectus, was $1.48.  See "Prior Sales and Trading Information".  There is currently no market through which the Special Warrants or Warrants may be sold and purchasers may not be able to resell the Special Warrants or Warrants.  The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this Prospectus, the Warrant Shares issuable upon exercise of the Warrants and the Common Shares issuable upon exercise of the Conversion Option or the Extension Warrant.  Listing will be subject to the Issuer fulfilling all of the listing requirements of the TSX, and, in the case of the listing of the Warrants, is conditional upon distribution of the Warrants to a minimum number of public security holders.

Definitive certificates evidencing the Common Shares and the Warrants issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon such exercise or deemed exercise.

Certain legal matters relating to the Offering will be passed upon by Stikeman Elliott LLP and Perkins Coie LLP on behalf of the Issuer and by Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP on behalf of the Underwriters.

CURRENCY AND EXCHANGE RATES.....1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.....1
SUMMARY.....3
CORPORATE STRUCTURE OF THE ISSUER.....8
BUSINESS OF THE ISSUER.....10
MINERAL PROPERTY INTERESTS OF THE ISSUER.....13
ALUMBRERA ACQUISITION.....34
USE OF PROCEEDS.....54
PLAN OF DISTRIBUTION.....54
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.....56
CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS.....59
DESCRIPTION OF SECURITIES BEING DISTRIBUTED.....66
CONSOLIDATED CAPITALIZATION.....68
OPTIONS TO PURCHASE SECURITIES.....68
PRIOR SALES AND TRADING INFORMATION.....70
PRINCIPAL SHAREHOLDER.....71
SELECTED CONSOLIDATED FINANCIAL INFORMATION.....71
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION.....73
DIRECTORS AND OFFICERS OF THE ISSUER.....78
EXECUTIVE COMPENSATION.....80
INDEBTEDNESS TO ISSUER OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS.....83
RISK FACTORS.....84
PROMOTERS.....92
MATERIAL CONTRACTS.....93
LEGAL PROCEEDINGS.....93
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.....93
AUDITORS, REGISTRAR AND TRANSFER AGENT.....94
LEGAL MATTERS.....94
PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION.....94
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION.....94
GLOSSARY OF MINING TERMS.....96
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE ISSUER FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND THE UNAUDITED THREE MONTHS ENDED MARCH 31, 2003 AND 2002.....F-1
AUDITED FINANCIAL STATEMENTS OF MINERA ALUMBRERA LIMITED FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000.....G-1
UNAUDITED INTERIM FINANCIAL STATEMENTS OF MINERA ALUMBRERA LIMITED FOR THE NINE MONTHS TO MARCH 31, 2003.....H-1
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NORTHERN ORION RESOURCES INC.....I-1
CERTIFICATE OF THE ISSUER.....C-1
CERTIFICATE OF THE UNDERWRITERS.....C-2

CURRENCY AND EXCHANGE RATES

This Prospectus contains references to Canadian dollars and United States dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

The Issuer publishes its financial statements in Canadian dollars.  Minera Alumbrera Limited ("MAA") (in which the Issuer acquired an indirect 12.5% interest upon completion of the Alumbrera Acquisition) publishes its financial statements in United States dollars.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2002, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2002	2001	2000
Closing	$1.58	$1.59	$1.50
High	$1.61	$1.60	$1.56
Low	$1.51	$1.49	$1.43
Average(1)	$1.57	$1.55	$1.48

(1)

Calculated as an average of the daily noon rates for each period.

On July 24, 2003,  the Bank of Canada noon rate of exchange was US$1.00 = $1.3962.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements".  Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of gold and copper; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under "Risk Factors".  Although the Issuer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This prospectus uses the terms "Measured", "Indicated" and "Inferred" Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them.  "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

THE ISSUER

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches.  Its principal project is its interest in the Alumbrera Mine (as defined herein).  The Issuer also owns the Agua Rica copper project in the Catamarca Province, Argentina (the "Agua Rica Project") and has an indirect 85% interest in the San Jorge copper/gold property near Mendoza, Argentina (the "San Jorge Project") and an undivided 50% interest in the advanced Mantua gold/copper project in Cuba (the "Mantua Project"), which interest has been optioned to a third party.  See "Corporate Structure of the Issuer" and "Mineral Property Interests of the Issuer".  Unless the context otherwise requires, all references in this Prospectus to the "Issuer" include the Issuer and its subsidiaries.

ALUMBRERA ACQUISITION

Pursuant to a purchase agreement dated April 2, 2003, the Issuer and Wheaton River Minerals Ltd.  ("Wheaton") agreed to acquire a 25% interest in the Bajo de la Alumbrera gold/copper mine in the Catamarca Province, Argentina (the "Alumbrera Mine") from Rio Algom Limited ("Rio Algom"), a subsidiary of BHP Billiton (the "Alumbrera Acquisition").  The Issuer and Wheaton each acquired an indirect 12.5% interest in the Alumbrera Mine at the closing of this transaction, which took place on June 24, 2003.  The Issuer's interest in the Alumbrera Mine is the Issuer's principal project.  See "Alumbrera Acquisition".

THE OFFERING

Private Placement:

This Prospectus qualifies the distribution of 81,040,310 Common Shares and 40,520,155 Warrants issuable upon the exercise or deemed exercise of 810,403,101 Special Warrants previously sold and issued upon the First, Second and Third Closings of the Private Placement.  See  "Plan of Distribution".

Special Warrants:

Pursuant to the terms of a special warrant indenture dated as of May 29, 2003 as amended June 20, 2003 (the "Special Warrant Indenture") between the Issuer, the Trustee, GMP and BMO, every ten Special Warrants entitle the holder upon exercise or deemed exercise thereof to receive without payment of additional consideration, one Common Share and one half of one Warrant.  Each Special Warrant is exercisable by the holder thereof any time until the Expiry Date (as defined herein).  If a Final Receipt (as defined herein) for this Prospectus is not issued on or before the Qualification Deadline, each Special Warrant which remains unexercised as at that date will thereafter be exercisable on the basis of 10 Special Warrants into 1.1 Common Shares (in lieu of one Common Share) and 0.55 Warrants (in lieu of 0.5 Warrants), the distribution of which additional securities will also be qualified by this Prospectus.  See "Plan of Distribution".

Warrants:

Pursuant to the terms of a warrant indenture (the "Warrant Indenture") dated as of May 29, 2003 between the Issuer and the Trustee, as warrant agent, each whole Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.00 per Warrant Share any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008 (such exercise price reflecting the Consolidation).

Conversion Option and Extension Warrant:

This Prospectus also qualifies the distribution of the Conversion Option and the Extension Warrant issuable to Endeavour Mining upon exercise of the Endeavour Mining Option.  See "Plan of Distribution".

Use of Proceeds:

The net proceeds of the Private Placement were $98,203,783 after deducting the Underwriters'Fee of $5,267,620.15 and the estimated expenses of the Private Placement (including the expenses of the Underwriters) of $1,881,000.  The Issuer has used and intends to use the net proceeds as follows:

		US $	CAD $(1)
	(a) Alumbrera Acquisition:	$60,260,000	$81,953,600
	(b) Expenses of the Alumbrera Acquisition including payment of financial advisory fees:	$4,465,000(2)	$6,072,400
	(c) Repayment of Debt:	$2,000,000	$2,720,000
	(d) General working capital(3):	$5,484,000	$7,458,000
	TOTAL	$72,209,000	$98,204,000
	(1) Converted at US$1.00 = CAD$1.36 (2) See "Alumbrera Acquisition - Financial Advisory Fees." (3) Plus accumulated interest and exchange rate gains. See "Use of Proceeds".
Risk Factors:

An investment in the Special Warrants and securities of the Issuer qualified for distribution under this Prospectus is subject to significant risks and should be considered speculative.  In evaluating these securities, investors should carefully consider a number of risk factors, including but not limited to the following:

  Exploration, development and operating risks

  Insurance and uninsured risks

  Environmental risks and hazards

  Environmental risks at the Alumbrera Mine

  Permitting

  Infrastructure

  Business interruption risks at the Alumbrera Mine

  Uncertainty in the estimation of ore reserves and mineral resources

  Uncertainty relating to inferred mineral resources

  Need for additional reserves

  Land title

  Competition

  Need for additional capital

  Commodity prices

  Commodity hedging

  Exchange rate fluctuations

  Government regulation

  Foreign operations

  Labour and employment matters

  Economic and political instability

  Foreign subsidiaries

  Acquisition strategy

  Operations of the Issuer following the acquisition

  Joint Ventures

  Market price of Common Shares

  Argentine antitrust laws

See "Risk Factors"

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this Prospectus.  See "Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

All financial data presented below are expressed in thousands of dollars, except per share data:

Northern Orion Resources Inc. - Selected Financial Information

	Three Months Ended March 31 (Unaudited)		Years ended December 31
	2003	2002	2002	2001	2000
For the period:
Loss	($1,171)	($468)	($1,992)	($1,285)	($23,804)
Cash generated by (applied to) operating activities	(195)	(353)	(2,134)	(1,600)	(669)
Cash generated by (applied to) financing activities	3,782	500	2,446	1,978	2,050
Cash applied to investing activities	(23)	(86)	(160)	(4)	(1,682)
Weighted average number of Common Shares outstanding (thousands)	189,045	114,148	150,263	105,835	85,331

Per Common Share(1):
Basic earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
Diluted earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)

At period end:
Cash and cash equivalents	4,103	620	539	387	13
Total assets	87,895	84,278	84,217	84,018	83,071
Total liabilities	25,250	32,383	24,953	32,155	52,623
Shareholders'equity	62,645	51,895	59,264	51,863	30,448

(1) Figures do not give effect to the Issuer's 10:1 share consolidation which took effect June 16, 2003.

Selected Unaudited Pro Forma Consolidated Financial Information

The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of the Issuer, and the historical financial statements of MAA, including the notes thereto, included elsewhere in this Prospectus.  The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  See schedule 1(c) to the unaudited pro forma consolidated financial statements of the Issuer.  The Issuer uses the Canadian dollar as its reporting currency and MAA uses the United States dollar.  All financial data presented below is in thousands of Canadian dollars, except per share data and number of shares outstanding.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 assume that the Alumbrera Acquisition was completed on January 1, 2002 and January 1, 2003, respectively.  The pro forma consolidated balance sheet as at March 31, 2003 assumes that the Alumbrera Acquisition was completed on March 31, 2003.

	Pro Forma for the Three Months Ended March 31, 2003	Pro Forma for the Year Ended December 31, 2002
Operating results:
Net earnings	$1,377	$18,909

Per Common Share:
Basic earnings	0.01	0.20
Diluted earnings	0.01	0.20

Pro Forma as at March 31, 2003
Financial position:
Cash and cash equivalents	$8,818
Current assets	9,300
Total assets	239,192
Current liabilities	725
Total liabilities	77,721
Shareholders'Equity	161,471

CORPORATE STRUCTURE OF THE ISSUER

NAME AND INCORPORATION

The Issuer was incorporated under the name "Northern Orion Resources Ltd." pursuant to the Company Act (British Columbia) on April 30, 1986.  On October 31, 1986, the memorandum of the Issuer was amended to change the Issuer's name to "Northern Orion Explorations Ltd."  On November 28, 1994, the memorandum of the Issuer was amended to increase its authorized capital from 25,000,000 to 100,000,000 common shares without par value.  On October 15, 1997, the memorandum and articles of the Issuer were amended to increase the authorized capital from 100,000,000 to 700,000,000 shares divided into 500,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value.

On June 16, 2003, the shareholders of the Issuer approved, among other things, the Private Placement and an amendment to the memorandum of the Issuer to increase the number of authorized Common Shares to a number sufficient to permit the issuance of the Common Shares upon the exercise or deemed exercise of the Special Warrants and the issuance of the Warrant Shares upon the exercise of the Warrants.  The shareholders of the Issuer also approved a special resolution changing the Issuer's name to "Northern Orion Resources Inc." and the Consolidation.  The name change and the Consolidation became effective upon the filing of an amended memorandum of the Issuer with the British Columbia Registrar of Companies on June 16, 2003.  Unless otherwise stated, all figures herein relating to the Common Shares, convertible securities of the Issuer and the exercise price of the convertible securities of the Issuer including the Special Warrants and the Warrants are indicated on a post-Consolidation basis.  See "Plan of Distribution".

The registered and records office of the Issuer is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and its principal executive office is located at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

INTERCORPORATE RELATIONSHIPS

The Issuer conducts operations through foreign direct and indirect subsidiaries and branches ("subsidiaries").  The following chart sets forth the name of each material subsidiary of the Issuer, the jurisdiction of its incorporation or organization and the direct or indirect percentage ownership of the Issuer in such subsidiary as at the date of this Prospectus (excluding interests in subsidiaries acquired as part of the Alumbrera Acquisition, which subsidiaries are described under "Alumbrera Acquisition"):

(1)

The Issuer's interest in Minera San Jorge is presently 85% reduced by agreement from the percentages shown above.  Certain formalities have not yet been taken to decrease the Issuer's share ownership to 85%.

In connection with the Alumbrera Acquisition, the Issuer has acquired interests in several additional subsidiaries which are not indicated in this chart.  See "Alumbrera Acquisition".

Unless the context requires otherwise, all references in this Prospectus to the "Issuer" include the Issuer and its subsidiaries.

BUSINESS OF THE ISSUER

DESCRIPTION OF THE BUSINESS

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches.  Its principal project is its interest in the Alumbrera Mine.  The Issuer also owns the Agua Rica Project and has an indirect 85% interest in the San Jorge Project and an undivided 50% interest in the Mantua Project, which interest has been optioned to a third party.  See "Corporate Structure of the Issuer" and "Mineral Property Interests of the Issuer".

The Issuer's principal areas of activity are in the countries of Argentina and Cuba.  The economic and political environments of these countries are less stable than those of Canada and the United States.  Any changes in regulations or shifts in political attitudes in such countries are beyond the control of the Issuer and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to concentration of ownership, restrictions on production, exchange controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims and mine safety.  The effect of these factors cannot be accurately predicted.  Instability in the Argentinean currency has subjected the Issuer to an increased foreign currency risk.  However, most of the Issuer's expenditures in Argentina and Cuba are in United States (US) dollars.  The Issuer minimizes the exchange rate risks associated with its operations by maintaining most of its cash in Canadian and US dollars outside of Argentina and Cuba.  See "Risk Factors".

The mining industry is intensely competitive in all its phases.  The Issuer competes with many companies possessing greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified personnel.  See "Risk Factors".

The Issuer does not directly employ any personnel.  The Issuer conducts its exploration activities in Argentina and Cuba through consultants.   The services of the Issuer's Chief Executive Officer and Chairman are provided under contract and the Issuer contracts for certain administrative services with LMC Management Services Ltd., whose employees and consultants supervise and carry out the day-to-day business of the Issuer under the direction of its Chief Executive Officer.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

During the three fiscal years ended December 31, 2002, financial constraints necessitated a significant reduction in all of the Issuer's activities.  The Issuer's principal focus during this period was on reducing costs and maintaining its principal properties.  The Issuer historically financed its operations through equity financings and financial support from its former controlling shareholder, Miramar Mining Corporation ("Miramar").  Due to market conditions and depressed copper prices from 1998 forward, the Issuer was unable to access external financing and became increasingly dependent upon Miramar for financial support.

During 2000, the Issuer undertook a restructuring aimed at reducing its dependency on Miramar and enhancing its ability to access external financing.  Approximately $18 million of debt owed to Miramar was converted to a royalty and proceeds interest (the "Royalty and Proceeds Interest") pursuant to which Miramar became entitled to a 2.5% net smelter returns royalty on production from the Issuer's interests in the Agua Rica Project, the San Jorge Project and the Mantua Project (collectively, the "Projects").  In addition, it was further agreed that in the event the Issuer sold its interest in any of the Projects, Miramar would be entitled to receive 50% of the proceeds of such disposition to a maximum of $18 million.

In May 2001, the Issuer restructured its financial relationship with Miramar, wherein Miramar agreed to convert approximately $21.2 million of outstanding convertible debt owed to it by the Issuer  into Common Shares.  The Issuer's remaining indebtedness to Miramar (approximately $6.9 million) was consolidated into promissory notes (the "Convertible Notes"), the principal amount of which was convertible into Common Shares of the Issuer.  The maximum amount payable by the Issuer to Miramar under the previously granted Royalty and Proceeds Interest was reduced from approximately $18 million to $15 million, and Miramar relinquished its entitlement to the proceeds of any disposition of the Issuer's interest in the San Jorge Project.  Concurrent with this debt restructuring, Miramar granted an option (the "Ontario Option") to 1341180 Ontario Ltd. ("Ontario Ltd."), a company controlled by Robert Cross on all but 1 million of the approximately 7 million common shares of the Issuer which Miramar then held and on the Convertible Notes.  The Issuer also concurrently completed a private placement to Valerie Gold Resources (now ValGold Resources Ltd. ("ValGold")) for aggregate gross proceeds of $1,500,000.  Mr. Cross was subsequently appointed as a director and the Chairman of the Issuer, and Frank Lang, a director of ValGold, was also appointed as a director of the Issuer.

The restructuring of the Issuer was completed in June 2002 when Ontario Ltd. exercised the Ontario Option and caused the redistribution of 48 million (pre-Consolidation) shares formerly held by Miramar.  The Convertible Notes held by Miramar were also converted at this time.  Miramar ceased to be a controlling shareholder of the Issuer as a result of these transactions.

During the three financial years ended December 31, 2002, while restructuring efforts were ongoing, efforts were made to reduce the Issuer's financial commitments while preserving, to the extent possible, its interests in its principal properties.  In March 2000, the Issuer released its interest in the Delita gold project on the Isle of Youth, Cuba and returned the project to Geominera S.A.  The project had been placed on hold in 1998 due to low gold prices, and a write down of $8.4 million was recorded, which amounts represented the costs of exploration of the project to 1998.

In August 2001, the Issuer granted an option on the Mantua Project pursuant to which International Barytex Resources Ltd. ("Barytex"), as optionee, assumed the carrying costs of the project and committed to raise adequate financing and to complete a bankable feasibility study on the project within 18 months.  In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option.  A portion of the unpaid carrying costs previously assumed by Barytex was settled by Barytex through the issuance of common shares in the capital of Barytex to the Issuer.  In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport Explorations Ltd. ("Newport") pursuant to which Newport assumed the carrying costs of the project and issued 400,000 of its common shares to the Issuer at a deemed price of $0.26 per share.  Pursuant to the terms of the Royalty and Proceeds Interest Miramar received 200,000 of these shares.  See "Mineral Property Interests of the Issuer - Mantua Project".

In the second quarter of the fiscal year ended December 31, 2001, the Issuer elected not to pay cash calls made by the operator of the Agua Rica Project and as a result, its interest in the Agua Rica Project was diluted to approximately 29.12% from the original interest of 30%.  During 2002, the Issuer did not contribute any funds (2001 - $0.5 million) to the Agua Rica Project, with the result that the Issuer's interest was further diluted to approximately 28.0% as at December 31, 2002.

In March 2002 and August 2002, the Issuer completed a $0.5 million private placement financing and a $2.0 million private placement financing, respectively, to raise funds for working capital and to finance a search for potential acquisitions which would enhance the Issuer's existing projects and provide positive cash flow.  See "Interests of Management and Others in Material Transactions".

Significant Property Acquisitions and Dispositions

In February, 2003, the Issuer announced that it had reached an agreement with BHP Minerals International Exploration Inc. ("BHP") to acquire from BHP the remaining 72% of the Agua Rica Project that it did not then own for a purchase price of US$12.6 million.  BHP agreed to defer US$9 million of the purchase price without interest, until June 30, 2005.  The deferred payment is secured by, among other things, a pledge of the interest in the Agua Rica Project that was acquired from BHP.  To fund the initial US$3.6 million payment and the additional working capital requirements of the Agua Rica Project, the Issuer completed a non-brokered private placement of four million units at $1.00 per unit to raise gross proceeds of approximately $4 million.  Each unit consists of one Common Share and one non-transferable share purchase warrant (pre-Consolidation).  The Issuer concurrently secured a US$3 million secured convertible credit facility (the "Credit Facility").  See "Options to Purchase Securities - Convertible Debt".

The acquisition of BHP's 72% interest in Agua Rica was completed on May 8, 2003.  The Credit Facility, provided by Endeavour Mining, an arm's length company, was drawn to fund a portion of the initial payment.  Of the US$3 million owed under the Credit Facility, US$2 million has been repaid to Endeavour Mining by the Issuer.  The Credit Facility bears interest at the rate of 10% per annum payable monthly, is for an initial term of six months and can be extended for a further term of six months by payment of an extension fee of US$150,000 which fee, at the option of the Issuer is payable in cash, a combination of cash and shares, or all shares.  If the Issuer chooses to satisfy the extension fee through the issuance of Common Shares, it may do so by invoking the deemed exercise provisions of the Extension Warrant.  The Conversion Option grants Endeavour Mining the option to convert the principal outstanding under the Credit Facility into Common Shares at the rate of $2.00 per share at any time prior to November 8, 2003, and thereafter and until May 8, 2004, at the rate of $1.75 per share.  Endeavour Mining received commitment and draw down fees totalling US$150,000 in cash and also received 300,000 share purchase warrants, each exercisable into one Common Share at $1.50 per share for a period of two years.  See "Options to Purchase Securities:  Convertible Debt".  Pursuant to the Credit Facility, the Issuer is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.   Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the Credit Facility.

In April 2003, the Issuer entered into a purchase agreement with Wheaton and Rio Algom pursuant to which the Issuer and Wheaton agreed to acquire a 25% interest in the Alumbrera Mine for US$180 million.  The Alumbrera Acquisition closed on June 24, 2003.  See "Alumbrera Acquisition"

As a result of the Agua Rica acquisition and the Alumbrera Acquisition, the Issuer has significant financial commitments.  The Issuer's ability to meet such commitments is dependent upon the cash flow from the Alumbrera Mine being sufficient to meet these obligations or undertaking further equity financings to raise the required funds.  While it is expected that revenues generated from Alumbrera Mine will be sufficient to allow the Issuer to meet all of its obligations, there is no assurance that the Issuer will be successful in accessing the funds required to meet its commitments.  Failure to do so could result in the Issuer losing its entire interest in the Agua Rica Project unless it is otherwise able to extend or otherwise renegotiate its commitments.

Except as otherwise disclosed herein, management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Issuer's business, financial condition or result of operations.  See "Three Year History", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Alumbrera Acquisition" and "Risk Factors".

MINERAL PROPERTY INTERESTS OF THE ISSUER

The Issuer's principal project is its interest in the Alumbrera Mine.  The Issuer also owns the Agua Rica Project in Catamarca Province, Argentina, has an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina and an undivided 50% interest in the advanced Mantua Project, a gold/copper project in Cuba, which interest has been optioned to a third party.

AGUA RICA PROJECT

General

The Issuer owns 100% of the Agua Rica Project.  Under a joint operating agreement between RAA Holdings S.A., an indirect subsidiary of the Issuer and BHP, BHP managed and operated the project and exploration expenditures were shared by BHP and the Issuer in proportion to their respective interests in the project.  BHP completed the 2001/2002 work program in June 2002.  The Issuer's share of the work program (including management fees to the operator) in the financial year ended December 31, 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid at the election of the Issuer and therefore contributed to the dilution of the Issuer's interest in the Agua Rica Project.  Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years.  The budget for the 2002/2003 year of US$1.4 million presented by the project operator was a continuation of this reduced work program.  Work programs in the past two years have built on the work performed in completing the initial feasibility study, which was issued in November 1997.  The 2002/2003 work program is currently underway and relates specifically to the simplification of the ownership interests in the Agua Rica Project.

HATCH REPORT

Information contained in this Prospectus that is of a scientific or technical nature relating specifically to the Agua Rica Project has been prepared by or under the supervision of Paul Hosford, P. Eng.  and Callum Grant, P. Eng., of Hatch Associates Ltd.  ("Hatch"), each of whom is a "qualified person" as the term is defined in National Instrument 43-101.  The following information is extracted from a report (the "Hatch Report") prepared by the foregoing entitled "Northern Orion Explorations Ltd.  Agua Rica Project, Argentina" dated May 16, 2003.  As used in the extracted text below, "Joint Venture" means the joint venture between the Issuer's subsidiary and BHP.

Property Description, Location and Access

Agua Rica is located in the northwestern Argentine province of Catamarca approximately 200 kms from the provincial capital, and 25 kms to the north of the nearest settlement of Andalgala.  The property covers an area of approximately 12.5 km2 with its centre point at an approximate latitude of 27o 26'South, longitude 66o 16'West.

Any future production from a mining operation at Agua Rica would be subject to a 3% "mine-mouth" royalty payable to the provincial Catamarca government.

To Hatch's knowledge, no environmental liabilities apply to the property.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Agua Rica property lies in a rugged range of mountains known as the Sierra de Aconquija that runs northeast-southwest through this eastern flank of the Andes.  Towards the south and north of the Sierra de Aconquija, the mountain range gives way to gentler terrain as the basinal areas known as Campo Arenal in the north and Salar de Pipanaco in the south and west are approached.  Locally around the property itself, the terrain reaches to over 3,500 m and is dissected by steeply eroded V-shaped valleys covered by partially consolidated scree, poorly developed soils (less than 1 m thick), and scrubby, sparse vegetation.  The terrain in the area is rugged with more than 80% having slopes greater than 25o, and over 40% with slopes over 35o.  Sediment control and water erosion during the summer rainy season are issues that will require mitigation in any development activities at the site.

The climate in this part of Argentina is generally mild and typical of this arid north-western region of Argentina.  The mountain ranges of Catamarca act to interrupt the passage of humid air from the north east that causes the heavy summer rainfall.  The flanks of the mountain range to the north of Agua Rica tends to be drier than the immediate area around the project site and also towards the south where olives are intensively cultivated around Andalgala.  Annual precipitation is in the order of 300 mm, with the highest rainfall occurring in January (114 mm measured in Quebrada Minas in 1996).  The warmest months are December and January (approximately 30oC) while in the winter months of June, July, and August the temperatures can fall to below 0oC at higher elevations.

Access to the site is via the principal road developed by the Joint Venture to service its exploration programs.  This routing follows the Potrero valley northwards to the site from Andalgala over a distance of some 20 kms.  An alternative routing via the town of Capillitas to the north of the project site is more circuitous and is longer in both distance and time.

Andalgala is a town of some 11,000 inhabitants and serves as the local centre for agriculture in the area, principally the cultivation of olives and walnuts.  The town provides adequate facilities for small commercial businesses, automobile shops, some fabrication, small hotels, schools, and a hospital.

History

Since the early 1900s, the mining of copper and the semi-precious stone rhodochrosite has been recorded from the region around Agua Rica from several small-scale, artesanal mines, principally at Capillitas immediately to the west of the project site.  Activities at Agua Rica itself date back to the period 1959-1965 when a restricted area known as Mi Vida was explored around Quebrada Minas and three small adits were driven.

The first systematic exploration work at Agua Rica dates back to the early 1970s when Compania Cities Services Argentina S.A.  examined the property (known at that time as Mi Vida) and completed several drillholes from pads located at the lower elevations of the geological sequence, i.e.  close and adjacent to Quebrada Minas.  While Cities Services recognised the significant potential for a porphyry type of copper occurrence, other aspects such as the epithermal "overprint" carrying precious metals and the potential for supergene enrichment at higher elevations was not fully appreciated, and so little follow-up work was carried out.  By the late 1970s, the property had reverted back to its original Argentine owner, Recursos Americanos Argentinos S.A.  ("RAA").

In the early 1990s, RAA optioned the property to BHP on the basis of 30% RAA, and 70% BHP.  Also at that time, the Issuer concluded an agreement with RAA to acquire a majority share of its exploration holdings throughout Argentina, including Agua Rica, and in this way the Issuer became BHP's joint venture partner in the subsequent extensive exploration of the property from 1994 until late 1998.  During this period, the Joint Venture carried out a series of field programs including basic mapping, geochemical (rock chip) sampling, and geophysics from which the larger potential of the property was recognised, particularly related to zones of secondary enrichment and evidence pointing to a post-porphyry epithermal stage of precious metals mineralization.

By 1995, a major program of diamond drilling was underway together with more detailed mapping and surface sampling, aerial photography for generation of accurate topography, metallurgical testwork principally at BHP's Reno laboratory, geophysical investigations to identify locations for the supply of water for a future mining and milling operation, plus various work programs to examine technical issues to support an Initial Feasibility Study of the project in 1997 (the "IFS").

In 1997, the Joint Venture completed the IFS on the basis of an Inverse Distance Squared "103-hole resource model" in which two open pit options, one at 60,000 tpd and the other at 120,000 tpd, were investigated.  The IFS was subsequently updated in 1998 (the kriged "150-hole model") and again in 1999 (the "176-hole model").  This latest 176-hole model (using Indicator Kriging) comprises all of the drilling information available on the property.  A summary of these principal resource estimates is provided as follows (all at a 0.40% Cu cutoff grade):

Model	Date	Measured & Indicated Resource					Inferred
		Mt	Cu %	Mo %	Au g/t	Ag g/t	Mt	Cu %	Mo %	Au g/t	Ag g/t
103-Model	02/1997	772	0.61	0.034	0.24	3.2	80	0.61	0.034	0.24	3.2
150-Model	01/1998	678	0.64	0.037	0.24	2.7	72	0.43	0.044	0.15	2.4
176-Model	03/1999	592	0.60	0.033	0.23	3.3	148	0.60	0.033	0.23	3.3

Source: Joint Venture Report, March 1999

In 1999, the Joint Venture halted field exploration activities at Agua Rica and no additional work of any significance has taken place since that time.

National Instrument 43-101 "Standards of Disclosure for Mineral Projects ("NI 43-101") establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects including the requirement that mineral resources and mineral reserve estimates be based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000 ("CIM 2000").  CIM 2000 also requires separate disclosure of mineral resources and mineral reserves.  The Agua Rica resource and reserve estimates were prepared by BHP prior to the implementation of NI 43-101 and the adoption of the CIM 2000, and more current data as to the reserve and resource estimates is not available to the Issuer.  BHP's resource and reserve estimates respecting Agua Rica were prepared in accordance with the 1995 Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC 1995"), which was appropriate under the rules in effect at the time these estimates were prepared.  If the proven and probable reserves estimates for Agua Rica had been calculated and combined under CIM 2000, there would not be any significant difference between this total and the combined proven and probable reserve figures determined by BHP in accordance with JORC 1995.

Geological Setting

Agua Rica lies to the east of, and is spatially related to, the prominent Farallon Negro Volcanic Complex covering 700 km2 and hosting the producing Alumbrera Mine.  At a regional and tectonic scale, this complex sits between the high mountainous plateau of the Puna to the northwest and the basin and range province of Sierras Pampeanas, of which the Sierra de Aconquija is one example.  Within the Farallon Complex and its immediate vicinity, several metalliferous occurrences have now been exposed including Alumbrera and Agua Rica, other porphyry types such as Cerro Atajo and Bajo del Durazano, as well as smaller polymetallic and gold/silver vein deposits.

The main unit of the Farallon complex is a series of volcanic breccias with related basalts, basaltic andesites, and dacites, all representing elements of a strato-volcanic complex that has been deeply eroded.  Agua Rica lies on the flank of this ancient strato-volcano (8.5 to 5.5 million years before present) and compared to the Alumbrera complex has no major extrusive units present.

The geological setting of Agua Rica and the principal mineralogy/rock types includes:

  meta-sedimentary  rocks of the Sierra Aconquija Complex (country rocks);

  locally minor outcrops of granites or granitoid stocks of Ordovician age;

  a series of Tertiary intrusives notably early, weakly-mineralized Melcho intrusives;

  two irregular bodies of feldspar porphyry that form the main host for porphyry copper mineralization;

  various distal porphyries interpreted as late-stage events of no economic significance;

  several types and generations of hydrothermal breccia related to epithermal precious metal mineralization that overprinted the earlier copper-molybdenum stage.

Significant structural deformation and movement has been recorded at Agua Rica, principally related to the prominent fault zone now occupied by the Quebrada Minas creek that is believed to have formed the locus and zone of weakness for intrusion of the porphyry stocks.  Low-angle reverse faulting is believed to have contributed to thickening of leached zones particularly on the west of the deposit, while to the east  (Trampeadero), north-south faulting has promoted deep leaching at a local scale.

Rapid uplifting, "unroofing", intrusion of breccias, and subsequent erosion is believed to have been the principal factors in the genesis of the varied primary and secondary enriched mineralization at Agua Rica.

Deposit Types

During exploration of the deposit, BHP and the Issuer's geologists identified several different ore types at Agua Rica that were formalised into a classification system for block modelling and resource estimation.  In general terms, these ore types fall within three main categories that in turn can be related to the evolutionary history of mineralization on the property, the interpreted geological model, and the style of the mineralization:

Stage 1: early porphyry mineralization associated with the Seca and Trampeadero porphyries: quartz stockwork and disseminations of pyrite, molybdenite, chalcopyrite, and rare bornite and pyrrhotite;

Stage 2: an overprinting epithermal event carrying precious metals and copper sulphosalts and best exemplified in the central Quebrada Minas breccia body that separates the Seca and Trampeadero porphyries, and in the Trampeadero porphyry itself;

Stage 3: supergene enrichment of hypogene copper mineralization forming an extensive blanket of higher copper values, now partially eroded into remnants on both sides of Quebrada Minas.

These three stages and deposit types form the basis for Agua Rica's resource and are found within three principal zones, namely Seca Norte on the east and Trampeadero on the west with Quebrada Minas breccia in the centre, all combining to form an elongated zone measuring approximately 2.75 kms long (east-west) by approximately 2.5 km wide (north-south).  The principal characteristics of these three bodies are summarised as follows:

Seca Norte: an enriched porphyry sequence of Cu-Mo-Au, with a core rich in Cu-Mo flanked by a haloe of Mo to the south and west.  In area, measures approximately 400 m by 400 m over a vertical interval of approximately 500 m (level 3,400 m to below 2,950 m);

Quebrada Minas: dominated by epithermal sulphides within a funnel-shaped hydrothermal breccia unit that formed the conduit for deep-seated hydrothermal fluids.  Outcrops in Quebrada Minas measure approximately 300 m by 300 m between approximately level 3,000 m to approximately 2,500 m;

Trampeadero: forming the eastern third of the deposit, displays both epithermal and porphyry styles of mineralization.  Occurs over a vertical interval of 300 m as an elongated unit 500 m east-west by 400 m north-south.

Ore types at Agua Rica have been formalized by BHP and the Issuer into a classification system that reflects both mineralogy and metallurgy.  Classifications in the latest, 176-hole geological model are based principally on:

  contaminant elements, principally on the basis of the As-bearing mineral, enargite;

  mineralogy: for example primary and secondary copper minerals mineralogical texture: for example, coarse versus finer-grained covellite;

  alteration: based on variations in clay facies alteration products.

Major "Dirty" Ore Types: occur principally in the Trampeadero and Quebrada Minas zones with dominant mineralogy consisting of covellite, chalcocite, digenite, and enargite with minor sphalerite and galena, and abundant molybdenite locally (for example on the eastern fringe of the zone);

Major "Clean" Ore Types: generally confined to the Seca porphyry unit: covellite, chalcocite, chalcopyrite, and digenite.  Locally abundant molybdenite.

These two ore types comprise over 80% of the mineralization at Agua Rica with the balance made up of minor "clean" and "dirty" ore types within the three mineralized zones.

Exploration

Agua Rica has been explored through the sequential and systematic application of exploration programs involving basic mapping and sampling at the earlier stages, through more detailed investigations using ground geophysics and geochemistry, to a drilling campaign of 176 diamond drill holes and underground bulk sampling to confirm grade and provide material for metallurgical testwork.

The principal programs and the relevant results can be summarised as follows:

  Cities Services (1970-1972): geological mapping, alteration studies, rock geochemistry, and diamond drilling with helicopter access aimed at a copper-porphyry target at the lower elevations in the Quebrada Minas and southern flank of the property;

  the Joint Venture: originally involving RAA prior to its acquisition in 1995, this comprehensive exploration involved a 5-year period of geological mapping and rock geochemistry, a regional BLEG survey, an aerial photographic survey, a regional airborne magnetic/radiometric survey, and a total of 176 diamond drill holes completed over the period 1994 through 1998.  At an early stage of the Joint Venture, the work programs were based on recognition that Agua Rica offered greater exploration potential than indicated by the early work had indicated, principally the occurrence of blankets of secondary enrichment at the higher elevations of the property on the Seca and Trampeadero sides of Quebrada Minas, and the importance of a later epithermal over-printing event with associated precious metal mineralization.  During this period, an extensive network of drill roads was developed to the highest levels of the mineral system.

The 1993-1998 exploration at Agua Rica was completed by BHP as the operator of the Joint Venture, and involved both BHP staff and contractors for specific field programs such as geophysics, drilling, and underground bulk sampling.  Hatch believes that these work programs have been carried out to industry standards, and that the information generated provides a reliable database for resource estimation and evaluation of the production potential of the property.

Drilling

Drilling was carried out at Agua Rica between 1992 and 1998 in four campaigns:

1)

Cities Services (1972-73): 7,927 m in 38 holes of less than 200 m in length successfully intercepted porphyry-style mineralization; however, owing to poor recovery and the small size of the core (BX and AX), the assay results were not used in the subsequent resource estimates of the Joint Venture;

2)

Joint Venture, Phase 1 (1994/95): 14,802 m in 39 holes to depths of approximately 450 m were completed by the contractor Boytec (Chile) using HXWL and NXWL diamond core;

3)

Joint Venture, Phase 2 (1996): 26,995 m of HXWL and NXWL diamond core completed in 64 vertical and inclined drillholes of up to 700 m by a combination of contractors including Connors, Perfoeste, and Boytec;

4)

Joint Venture, Phase 3 (1997-98): the final phase of diamond drilling on the property totalled approximately 23,000 m for an accumulated total of approximately 65,000 m for the Joint Venture.

In all of the Joint Venture programs, core recovery was typically in the 80-90% range, and all holes were surveyed by down-the-hole instruments.  The later phases of the drilling included holes specifically for geotechnical evaluation of the ground conditions for a future open pit operation.

The Phase 2 and 3 programs were designed to drill off the property on 100 m north-south sections across the east-west trend of the mineralization.

Sampling Method and Approach

The Joint Venture's sampling programs have followed the following general methodologies:

  standard 2 m core samples sawn in half at site, with one half being returned to the core box and the other bagged for sample preparation (in later stages, core shipped to Andalgala for preparation);

  logging by qualified geologists recorded an extensive data set of observations and measurements including lithology, alteration mineralogy, sulphide/oxide mineralogy, sulphide percentages, structural features, veining, and iron oxide characteristics;

  geotechnical data collected by qualified technicians included RQD and fracture frequency by 2 m core intervals for use in subsequent geotechnical studies into open pit and underground mining;

  all core was routinely photographed before geological and geotechnical logging took place;

  all data collected through the logging procedures has been computerized.

All sample preparation and assaying was completed by industry standard laboratories such as Bondar Clegg (early programs) and by SGS for the later programs.

The drilling and sampling programs covered the entire extent of known mineralization on the property both laterally and vertically, and provides a reliable basis for understanding the distribution of mineralization and variations with rock type, alteration, etc.  In the central core of the deposit (Quebrada Minas), some deep holes to +700 m below surface elevation were stopped before reaching the limits of the mineralization.

Sample Preparation, Analysis and Security

Two different sample preparation protocols have been used at Agua Rica:

  Holes AR-1 to AR-39: at a sample prep facility supervised by Bondar Clegg in Coquimbo, Chile, samples were crushed entire 2 m half-core to approximately 60% passing -8 mesh, with a further step of pulverizing of a 1/8 or 1/16 split to 150 mesh (30g).  Assaying completed by Bondar Clegg in La Serena, Chile, using fire assaying for Au an multi-acid digestion for AA assaying of Ag, Cu, Pb, Zn, Mo, and As;

  Holes AR-40 through the end of the drill programs (i.e., the bulk of the drilling programs): core samples crushed under the supervision of the company SGS to produce a sub-sample at 150 mesh (30g).  Sample preparation in Mendoza, Argentina, with assaying by SGS, Santiago, Chile, using fire assaying for Au (50g) aqua regia digestion for AA analysis of Ag, Cu, Mo, Pb, Zn, As, Sb, and Fe.

In addition to assaying for contained metal values, density determinations are available for over 2,000 core samples collected from the drill programs.  This data was collected from dried whole-core using the caliper method, and classified by lithology and mineralogy.  In general, density increases with increasing Fe, Cu, Zn, and Pb content reflecting the sulphide content.  For block modeling and resource estimation, a density value was calculated for each rock type from this base data.

Approximately 5% of the drill samples were randomly selected for check assaying at independent laboratories, as follows:

  early drilling (AR-1 through AR-39)

  primary laboratory: Bondar-Clegg, La Serena, Chile

  check laboratories: Chemex (Toronto) and Acme (Vancouver)

  later drilling (after AR-40)

  primary lab: SGS, Santiago, Chile

  check labs: Bondar-Clegg (Chile), Chemex (Toronto), and Acme (Vancouver)

BHP's standards program consisted of selecting pulps with less than a 10% relative difference from the four check laboratories, and inserting these pulps in the sample stream as their standards.

The results from these QA/QC procedures are discussed below.

DATA VERIFICATION

Results of QA/QC Programs

In early 1998, Mineral Resources Development, Inc. ("MRDI") was contracted by BHP to audit the sample and assaying QA/QC procedures employed by the Joint Venture during its drilling programs at Agua Rica.  This audit arose from statistical evaluation of the check assay results in 1997 indicating a relative low bias of 6% in copper assays from the primary SGS, Santiago laboratory compared to the check assay results at Chemex and Acme (using median values):

Average of Copper Results for 1,245 samples (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	3,485	3,350	3,676	3,628	3,564
Mean-Median/Median	2.2%	6.0%	3.1%	1.8%

(Source: MRDI, January 1998)

Good agreement between assays for both Au and Mo were noted by MRDI during its audit.  With respect to the copper bias, MRDI concluded in its report of January 1998:

"...MRDI found BHP's practices meet or exceed those found in the mining industry, excepting that the recently instituted check assaying program indicated a low bias exists in copper assays performed by SGS, Santiago; the relative difference compared to check assay results is estimated to be 6 relative percent.  While the bias is conservative, inasmuch as copper is under-estimated, differences greater than 5 relative percent may effect mine planning, reserve estimation, and net present value; at a minimum, selective re-assaying is warranted."

However the statistical analysis of the check assay results by Cu grade also showed that the greatest inter-laboratory differences occurred at low copper grades of less than 0.05% Cu, and hence would not have a significant impact on resource calculations.  Nevertheless, an additional check assaying program was undertaken by BHP in 1998, selecting those samples that had returned significant (+/-20%) differences between the primary and the three original check laboratories for shipment and assaying at Chemex Laboratories in Vancouver.  This involved some 1,700 samples and replacement of the re-assayed Chemex assays in the Agua Rica assay database used for the 176-hole resource model (the latest and most up-to-date resource for the property).  Comparisons of these Chemex results versus three independent check labs were as follows:

Average of Copper Results from re-assay program (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	4,693	4,571	4,812	4,804	4,720

(Source: BHP memorandum, June 1998)

An additional, more detailed audit of the check assaying procedures at Agua Rica was completed in mid-1999 by Pincock, Allen & Holt ("PAH").  In their report, PAH concluded that the check error rates were within industry standards, that the amount of cross-lab checking was "good" to "excellent", and that the assay database was suitable for a feasibility-level study.

Hatch concludes that any bias in copper assaying was adequately addressed through the 1998 re-assay program, and that therefore the database used for the latest 176-hole geological and resource model is sufficiently reliable within industry standards of resource reporting.

Bulk Sampling Program, 1998

In late 1998, two underground adits with a combined length of 350 m were driven for the purposes of collecting metallurgical samples of different ore types and for grade confirmation.  The two adits, one at Trampeadero side (250 m) and the other at Seca (100 m), were driven by the contractor Redpath Mas Errazuriz over a period of 58 days during which four bulk samples were collected and shipped to the Mintek metallurgical plant in Johannesburg, South Africa.

Since the adits were driven horizontally along two pilot drillholes, a detailed comparison of the original assay results could be made against wall and face channel samples and muck samples, all of which were taken on a round-by-round basis.  Average comparisons of the drillhole values ("DDH") versus the bulk sampling face channels taken round by round ("Faces") provide additional support for the reliability of the drill data used for resource estimation:

		Cu %	Mo %	Au g/t	Ag g/t	Length (m)
SECA	DDH	0.53	0.022	0.41	0.88	100
	Face	0.53	0.024	0.37	1.30
TRAMPEADERO	DDH	0.95	0.094	0.15	6.01	250
	Face	1.10	0.090	0.203	9.24

ADJACENT PROPERTIES

Approximately 20 kms to the west of Agua Rica, the Joint Venture holds an interest in a central portion of the Cerro Atajo copper property which forms a prominent gossan zone on the southwest facing slopes of the Aconquija range of mountains.  During the 1990s, the Joint Venture explored and sampled an area of 15 km2 around Cerro Atajo identifying a 1100 m by 600 m zone of vuggy silica, alunite, quartz and clay alteration centred over a swarm of dacite porphyry dykes with a peripheral zone of less intense alteration.  Although no fresh sulphides can be seen at surface, mineralization reported from drilling by Placer Ltd in the 1970s records occurrences of pyrite, chalcopyrite, tetrahedrite, and chalcocite.  Copper oxides are common at surface within the propyllitically altered volcanics at their contact with quartz-sericite altered vein zones.  A total of 456 rock chip samples were collected by the Joint Venture and returned elevated values in the central quartz-alunite zone in Au (20-76 ppb), Pb (150-1000 ppm), and Mo (10-21 ppm).  The Joint Venture concluded from its field work that the alteration and geochemical zoning at Cerro Atajo suggests the presence of a large porphyry stock at depth, and possibly porphyry-style mineralization.

The Alumbrera Mine is approximately 34 kms to the west of Agua Rica.  The Alumbrera Mine is operated by MAA, a joint venture between MIM Holding Limited ("MIM") of Australia (50%), BHP Billiton (25%), and Wheaton (25%), with MIM acting as manager of the mine.  Since the date of the Report, the Issuer and Wheaton have acquired the Billiton BHP interest.  See "Alumbrera Acquisition".

Alumbrera was originally discovered, explored, and studied by various parties in the 1960s and 1970s, but it was not until the 1990s that the property reached the production stage after MIM acquired the Canadian company Musto International who had completed a final program of drilling at the site.  Following a construction period of approximately 3 years and expenditures of US$1.3 billion (a 32% over-run), the mine went into production at a rate of 80,000 tpd in early 1998.  For the year to June 2002, the operation mined and processed 29.5 mt of ore grading 0.74% Cu and 1.04 Au g/t.

Alumbrera lies in the same general geological setting as Agua Rica but closer to the center of the regional Farallon Negro volcanic complex.  It is a typical copper porphyry deposit with 2002 Proved and Probable open pit reserves stated by MIM at 372 mt at 0.53% Cu and 0.61 Au g/t.

MINERAL PROCESSING & METALLURGICAL TESTING

Introduction

The mineral processing program for the Agua Rica ore body was conducted in three phases to identify the mineralogy and metallurgy of the ore to provide data for engineering studies.

The initial scoping type testwork was conducted as Phase 1 in 1997 at BHP's Center for Minerals Technology and led to a flowsheet design and a feasibility study.  The testwork investigated the mineralogy of the ore and its mineral processing characteristics, particularly with regards to its amenability to grinding, flotation, liquid-solid separation and dewatering.

This work was followed by more detailed Phases 2 and 3 test programs in 1999 whereby the operating parameters were confirmed and optimized.  The programs further investigated the ore mineralogy and concentrate recovery through batch, locked-cycle and pilot plant grinding and flotation.  The test campaigns identified the processing parameters required in each unit operation for a technically viable operation to produce marketable concentrates.  These programs were completed by the major facilities, Mintek and Lakefield Research, who are recognized specialists in the mineral processing industry.

Mineralogy

The Agua Rica ore occurs in the Quebrada Minas, Quebrada Seca Norte and Trampeadero regions.  During Phase 1, the major copper minerals were identified to be chalcocite, covellite, digenite, chalcopyrite and bornite.  The occurrences of mineral combinations depends on the region of deposit.  For example, fine chalcocite-covellite-digenite occurs in Quebrada Seca Norte and Trampeadero regions, while coarse covellite occurs in Quebrada Minas region.

In Phase 2, the geology of the ore body was redefined.  As a result, the ore was classified into six types or composites for metallurgical testing.  These represent 80% of the deposit according to the major copper mineralogy and contained minor elements, such as lead, zinc, arsenic and sulphur, that affect concentrate grades.  Metallurgical testing was conducted on drill core rejects to determine the set of processing conditions that will produce acceptable concentrate grades from the range of ores.

Grinding

In the initial 1997 Phase 1 study, Bond Ball and Rod Mill Work Indices and Minnovex SAG Power Indices were examined to estimate the milling characteristics and power requirements.  This was investigated further and confirmed in Phases 2 and 3 on more representative composites of the ore.

Generally, the ore is softer than typical porphyry copper ores and covers a range of hardness which may be due to the clay content.  The average Ball Mill Work Index of 12 kWh/t was used in the engineering study.

Flotation

The Phase 1 scoping work in 1997 evaluated grind and reagent scheme against rougher flotation performance in terms of kinetics, residence time, and copper recovery.  It was established that the optimum grind was 80% passing 150 microns.  The conditions identified produced a copper rougher recovery of 89.5%.  Preliminary tests on molybdenum and gold recoveries were below expectations.

Phase 2 built on Phase 1 work by conducting locked cycle testwork which gave improved recoveries for copper by 5% and molybdenum by 10% using revised reagent schemes and a regrinding circuit.

For Phase 3, pilot plant campaigns, based on the conditions determined in Phase 2 locked cycle tests, were run on two samples representing the feed ore for the first 5 years of operation to explore several possible flowsheet modifications and confirm the reagent schemes developed in Phase 2.  The results were an improvement over Phase 2 and showed that approximately 90% of the copper could be recovered in a concentrate at 45% Cu grade.  These are higher than the design criteria of 86% recovery and 30% Cu grade used in the 1997 initial feasibility study.

Pilot plant tests showed that a separate marketable molybdenum concentrate could potentially be produced.  The pilot plant yielded an overall molybdenum recovery of 52% to a concentrate grading 55% Mo.  Compared with the 1997 design criteria, the grade was improved by 5% at the expense of recovery which decreased from 65%.  A marketable concentrate requires a minimum grade of 50% Mo.

Gold recovery to final copper concentrate was low at 55% to 59% and was attributed to its occurrence with pyrite which was rejected to tailings.

A significant change in Phase 3 was the elimination of cyanide addition for pyrite depression.  Proper and consistent pH control rather than cyanide was found to be effective for pyrite separation from copper.

The pilot plant work also raised a concern on potential high bismuth and fluorine contamination of the concentrate.  This was not observed in the earlier work phases.

Thickening and Filtration

Thickening and filtration tests were conducted by vendors on concentrate and tailings generated in Phase 3 pilot plant operation.  The concentrate slurry had a stable froth which presented difficulties to settling.  Tailings could be settled with moderate amounts of flocculant.  Pressure filtration was more effective than ceramic disc filtration on the concentrate.

Recommendations

The pilot plant campaigns demonstrated a possible flowsheet for the recovery of copper and molybdenum concentrates.  Further optimization work was recommended particularly to improve molybdenite recovery and gold recovery by separation from pyrite.

MINERAL RESOURCE & RESERVE ESTIMATES

Resource Estimates

The principal resource estimates generated by the Joint Venture over the period 1994 through 1998 and 1999 have been:

  February 1997: a "103-hole block model" used for the "Initial Feasibility Study" or "1997 IFS" (Inverse Distance Squared method, or ID2);

  January 1998: a "150-hole model" (an updated version of the 103-hole model, also estimated by ID2 and Ordinary Kriging);

  March 1999: based on all 176 holes drilled on the property and a revised classification of ore types described earlier in this report, a kriged block model was generated and used as the basis for an updated Initial Feasibility Study completed in July 1999 (the "176-hole model").  This kriged model was a joint effort between BHP and the Issuer and a geostatistical specialist, Isaaks & Company.

All of the resource estimation procedures applied in the generation of the block models since 1997 followed consistent, industry-standard methodologies and incorporated substantial geological inputs for zone interpretation, and modelling of the various ore types identified on the property.

The following table summarises the 150-hole resource model for Agua Rica:

Agua Rica Resource Estimates, March 1999 (150-Hole Model)

MEASURED RESOURCE						INDICATED RESOURCE
Cut-off %CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off %CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	898	0.51	0.032	0.21	1.7	0.20	431	0.37	0.031	0.16	3.1
0.40	522	0.67	0.036	0.25	2.4	0.40	156	0.52	0.038	0.21	3.5
0.70	154	1.00	0.036	0.32	3.1	0.7	11	0.83	0.039	0.32	4.1

INFERRED RESOURCE						MEASURED + INDICATED
Cut-off % CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off % CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	385	0.32	0.031	0.11	2.5	0.20	1,329	0.46	0.032	0.14	2.2
0.40	72	0.49	0.044	0.15	2.4	0.40	678	0.64	0.037	0.24	2.7
0.70	2	0.80	0.032	0.35	3.0	0.7	165	0.99	0.036	0.32	3.2

(Source: Joint Venture)

Mineral Reserves

On the basis of the 150-hole resource model, pit optimization studies were completed using the Meds System Lerchs-Grossman method (the "Dipper" and "Stripper" modules of Meds).  The principal input parameters to the pit optimization studies were as follows:

Input Parameters

Input Item, 1998	Unit	Value
Prices Copper Gold Silver Molybdenum	US$/lb US$/oz US$/oz US$/lb	US$0.95 US$350 US$4.50 US$3.50
Mill Production Rate	Tpd	68,000
Metallurgical Recoveries Copper Gold Silver Molybdenum	All %	85 46 60 70
Internal Cut Off Grade (years 1-12)	Cu	0.40%
Operating Costs: Mining, Fixed Incremental mining cost by bench Process G&A Concentrate Transportation TCRCs Royalties	US$/t moved US$/t moved US$/t milled US$/t milled US$/t con US$/lb metal %	US$0.65 US$0.01 US$3.00 US$0.90 US$47 US$0.24/lb Cu US$6/oz Au US$0.45/oz Ag 3%
Pit Slopes, 3 sectors: Bench Height Face Angle Catch Berms, every 180 m Haul Road Benching Minimum pushback width	m degree m m double m	15 60 30 m 36 30 m 75 m
Dilution & Loss:	Included in 15 m bench composites

In generating the optimum pit shells, only the Measured and Indicated resource blocks were allowed to generate revenue, the Inferred blocks being assigned as waste with zero values.  Furthermore, no block less than 0.40% Cu was allowed to generate revenue in the net value calculations of the optimization routines (i.e., the external cutoff grade).  In order to speed up the optimization procedure, the 25 m by 25 m by 15 m resource model blocks were re-blocked to 50 m by 50 m by 15 m.

Optimization of the pit was based on net value calculations to take into account the multiple elements present in the deposit and a block-by-block calculation of total payable value from all the elements, less operating costs, including treatment and smelting costs, provided that the block had at least 0.40% Cu.  The Lerchs-Grossman routine calculates the maximum profit pit incorporating the Net Values for all blocks in the model.  Waste blocks generate negative dollar value equivalent to the mining costs multiplied by block tonnage.  Through an iterative process, a maximum, undiscounted net dollar value is obtained.

Within the ultimate pit design, improved economic results were evaluated by applying varying copper prices from US$0.70 per lb to US$0.90 per lb to produce a series of pit phases.  After mine planning to allow for haul roads by phase and by bench, the following combined Proven and Probable Mineral Reserves were obtained:

Agua Rica Proven & Probable Reserves, 68k Case (0.40% Cu Cutoff Grade) 1998

	Proven & Probable					Waste Mt	W/O
	Mt	Cu %	Mo %	Au g/t	Ag g/t
TOTALS	516.6	0.64	0.033	0.27	4.1	1,109	2.15

Source: Joint Venture 68k Production Report, 1998

In the mine planning and scheduling of these reserves, lower grade material below the 0.40% Cu internal cutoff was stockpiled and retrieved during the latter years of the 22-year mine life.

Additional Information for Development Properties

Open Pit Mining

The basis of the Joint Venture's open pit mining plan was a large-scale truck-and-shovel operation operating at 68,000 tpd over 350 days per year on two shifts.  An initial access and development fleet of 218t trucks and hydraulic shovels was scheduled for the initial two years of pre-production to remove approximately 30 mt to expose the Seca and Trampeadero deposits.  Once in production, high material movements averaging over 350,000 tpd (ore and waste) in the first 10 years of the operation would be met through a combination of large rope shovels, hydraulic shovels, and a 20-24 unit fleet of 218t trucks An auxiliary fleet of tracked and wheel dozers and other support equipment was also included in the Joint Venture's mine plan.  Haul truck cycles were derived for all pit benches by mining phase and input to the Meds System scheduling module.

Underground Mining Alternatives

In the late 1990s, the Joint Venture carried out a study into an underground Block Caving approach to the Agua Rica deposit.  The method is capable of high rates of production and relies principally on natural gravity for both fragmentation of the caving ore, and for materials handling of the broken ore as it passes vertically down through a series of raises to a central haulage system.  The method has been extensively applied for many years in the Chilean porphyry copper deposits, either as a traditional "grizzly" method or the more modern "zanja y calle" methods using LHD equipment.

Unlike many block cave situations that are accessed via vertical shaft systems for both ore handling and services, the higher grade zones at Seca and Trampeadero can easily be targeted and accessed from the sides of the Quebrada Minas valley thus avoiding a costly and lengthy development period prior to start-up.  Other advantages of a block caving approach would be:

  the method does not require handling of ARD waste disposal on surface;

  rapid access and reduced start-up time compared to open pit approach;

  significant savings in capital costs compared to open pit mining;

  since the ore zones can be accessed from adits, no vertical hoisting of material would be required, and an efficient ventilation system would be possible.

Through a geotechnical consulting firm in Santiago, Chile (Ingeroc Ltda.), the caving parameters were established from an analysis of the RQD and Rock Mass Ratings of the Agua Rica ground from which it was concluded that block caving is geotechnically feasible, and that a drawpoint spacing of between 9 m by 9 m for Seca and 10 m by 12 m for Trampeadero would produce optimum caving conditions.

Using the Block Caving modules of Meds System, a Single Lift and Double Lift option were evaluated using the following input parameters:

Input Parameters

Input Item		Unit	Value
Prices Copper Gold Silver Molybdenum		US$/lb US$/oz US$/oz US$/lb	US$0.90 US$350 US$5.00 US$4.00
Mill Production Rate		Tpd	50,000
Cutoff Grade		%	0.40%
Metallurgical Recoveries	Copper Gold Silver Molybdenum	all %	85 45 68 48
Operating Costs: Mining Process, G&A Development TCRCs Cu Royalty		US$/t US$/t US$/t US$/lb %	US$3.00 US$4.00 US$0.50 US$0.71 US$0.24 3%

Based on a Two Lift option with a First Lift established at the 3105 m elevation and a Second Lift at the 2,940 m elevation, a Proven & Probable Reserve was derived as follows:

50k Block Cave, Proven & Probable Reserve
Mine Life Years	Mt	Cu %	Mo %	Au g/t	Ag g/t
23	410.7	0.63	0.038	0.26	3.52

Below the 2,940 m elevation, an additional Inferred Resource of 210 mt at 0.54% Cu, 0.037% Mo, 0.27 Au g/t, and 3.3 Ag g/t offers the possibility of extending the block cave to a Third Lift (approximately 10 years of additional production).

Processing

Introduction

A process flowsheet has been developed from the three phases of testwork, particularly the pilot plant campaigns, based on a conventional sulphide concentrator.  The plant will include a grinding circuit utilizing SAG and ball milling, flotation and dewatering circuits.  Separate copper and molybdenum concentrates will be produced.

Process Description

Based on the 1997 feasibility study, the process plant for the Agua Rica Project will be similar to a typical porphyry copper plant, except for the addition of a molybdenum recovery circuit.  The required reagents are standard commercial products which are readily available.

Agua Rica ore will be crushed in a single-stage primary crusher then conveyed to the mill site.  The ore will be ground through a SAG mill-Ball mill circuit before feeding the copper flotation circuit.

Ground ore will be fed to copper rougher flotation.  The rougher concentrate will be reground then upgraded in three stages of cleaning.  Both the rougher and first stage cleaner will operate in open circuit with the combined tailings going to the tailings thickener.  The concentrate from the first cleaner will be upgraded in the second and third stage cleaners operating in closed circuit to produce a bulk copper concentrate which will contain molybdenum.

The bulk copper concentrate will be processed in the molybdenum flotation circuit consisting of rougher flotation, a regrind, followed by five stages of cleaning to produce a final copper concentrate and a molybdenum concentrate.

Both the final copper and molybdenum concentrates will be thickened then filtered.  The copper  and molybdenum concentrates will be filtered in-plant.  Copper concentrate will be truck hauled to the Belgrano railhead at Chumbicha and railed to the port.  Molybdenum concentrate will be truck hauled to a regional smelter facility.

Process Equipment

Standard industry proven equipment has been proposed for the plant.  Some new technologies, outlined below, have been developed since the 1997 feasibility study and should be evaluated for possible enhancement of the metallurgical performance.

There have been improvements to flotation cell design, such as the Jameson cell and column cell, for increased recovery through flotation of fine mineral particles.  These might be applicable to Agua Rica to minimize losses of fine copper minerals to tailings as observed in the testwork.

Deaerators, such as the Outokumpu FrothBusters, are available to disengage air from the concentrate slurry prior to settling.  These might overcome the settling difficulties observed in the pilot plant work to improve settling and overflow clarity.  This has the potential of reducing the thickener capacity.  In addition, various thickener designs such as the high capacity and E-CAT designs should be investigated for possible reduction in capacity requirements and improved overall operation and costs.

Infrastructure

The infrastructure requirements for a standalone concentrator for the Agua Rica Project as described in the 1997 IFS document include the following facilities:

  Minesite and plantsite access roads from Andalgala, approximately 28 km long.  The area terrain is very rugged and there are opportunities to optimize the routing, particularly using the Potrero valley.

  A 20 km long overland conveyor system to transport ore from the minesite to the plantsite, including a 4 km long tunnel and a conveyor routing tracking the access road.  The conveyor is regenerative.

  Tailings dam located at La Isla on the valley floor and approximately 28km south of the plantsite, with reclaim water system.

  Power supply provided by a local utility company, tapped off from an existing 132kV transmission line feeding Andalgala.

  Fresh water supply provided by a series of  well fields located on the valley floor, south of the plantsite.  These have still to be confirmed.

  On site maintenance/warehouse, truckshop, administration and laboratory buildings, fuel storage and distribution, water distribution and fire protection and sewage treatment facilities.

  Concentrate filter plant including storage tanks, pressure filters, clarifiers and truck weigh scale.

  Upgrade to existing port facilities, including railcar unloading station, concentrate storage and reclaim facilities to tie into existing ship loading equipment.

No camp accommodation is provided, as personnel will be bussed to the plant and mine site from Andalgala.

Financial Analysis

In completing this report, Hatch examined several studies completed by the Joint Venture.  The 1997 IFS completed by the Joint Venture was based on open pit options of 60,000 tpd and 120,000 tpd feeding concentrators at two alternative locations.  In 1999, this study was reviewed by Minproc who suggested a number of improvements to reduce capital costs.  Around the same time, a scoping level study into an alternative underground mining scheme (the block cave) was completed in 1998.  Also in 1999, BHP evaluated a 68,000 tpd open pit option with an alternative plant site.  Bechtel then completed a scoping level study of an overland conveyor system for the revised Agua Rica plant site location.  In the period from December 2001 to June 2002, the Argentine peso underwent rapid devaluation, which has had a significant effect in reducing local costs (ie, in pesos).

For the financials in its report, Hatch examined a standalone case of an open pit and concentrator combination processing 68,000 tpd of ore (the 68k Case).  Cost inputs for this financial evaluation have been taken from information developed in the earlier Joint Venture studies, adjusted and updated for current cost  and exchange conditions in Argentina.

Capital and Operating Cost Estimates

Capital and operating cost estimates for the updated Hatch 68k Case have been developed as follows:

  1997 IFS estimates form the basis of the cost inputs, with unit rates updated for current Argentine construction and operating labour, concrete and steel erection;

  Overland conveyor capital costs have been taken from the 1999 Bechtel study.  The overland conveyor routing from the mine site to the plant site was determined from 10 m contour maps of the site, with estimates, not supported by geotechnical investigations, for the relative amounts of rock deemed rippable and that requiring blasting.  Tunneling costs were based on typical rates for the region;

  Costs for the on site buildings have been updated using recent actual constructed costs for similar size facilities for a project in Peru that Hatch is involved with currently;

  Costs for consumables have been updated using consumption rates reported for the pilot plant testwork and recent budgetary costs;

  Costs for seafreight have been based on current published data for the Alumbrera operation.  Unit rates for power, road and rail transportation have not changed.

  Mining costs for the 68k open pit operation have been based on the current published unit rates for Alumbrera.

  An operating cost factor of 0.89 was applied to the total operating cost estimates to account for lower cost components.  This was based on recent published data for Alumbrera where actual costs for 2002 were 11% lower than planned, an experience considered appropriate for this 68k case at Agua Rica.

The capital and operating cost estimates for the 1997 IFS 60,000 tpd and 120,000 tpd concentrator, the 1999 BHP updated 68,000 tpd concentrator, and the updated Hatch case are summarized on the following page (some original BHP estimates for the 120k case not available and shown for reference only):

Capital Cost Estimates for Production Alternatives (Millions US$)

Capital Cost Estimate	Units	Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60k BHP	IFS 120k BHP	68k BHP	68k Hatch
Plantsite, roads	US$M	18.4		40.4	45.9
Mine access road	US$M	Incl		23.3	9.6
Crushing	US$M	12.9		Incl	7.8
Overland conveyors, tunnels	US$M	131.5		57.4	41.5
Concentrator	US$M	123.6		103.9	114.0
Power supply, distribn	US$M	18.7		22.9	17.1
Ancillary buildings	US$M	14.2		Incl	14.1
Tailings impoundment	US$M	30.4		5.3	5.5
Water supply, distribn	US$M	47.3		60.6	12.0
Mobile equipment, water treatment plant	US$M	2.3		Incl	5.6
Port site	US$M	10.0		10.0	8.8
Mine equipment	US$M	112.6		116.7	100.3
Mine preproduction	US$M	20.8		approximately 13.0	43.8
Total direct costs	US$M	542.6		449.8	441.5
Indirect costs	US$M	219.0		160.9	103.9
Contingency	US$M	119.2		95.9	76.5
Owners costs	US$M	33.7		32.9	20.2
Total expansion cost	US$M	-	378.5	-	-
Total capital costs	US$M	914.5	1293.0	743.2	625.6

Operating Cost Estimates
(Million US$)

Mining	US$/t moved	0.58	0.48	0.57	0.71
Strip ratio		2.35	1.80	2.27	2.48
Mining	US$/t ore	1.95	1.35	1.86	2.34
Process	US$/t ore	3.41	3.08	2.99	2.93
General and administration	US$/t ore	0.64	0.37	0.59	0.56
Total mine site	US$/t ore	6.00	4.80	5.44	5.83
Transport, marketing	US$/t ore	0.63	0.55	Incl	0.30
Ocean freight	US$/t ore	0.45	0.38	1.16	0.45
Total operating cost	US$/t ore	7.08	5.74	6.60	6.58
Adjusted Operating Cost/ t Ore					5.86

Taxes and Fiscal Regime

The fiscal regime and conditions presented in the 1997 IFS are still valid.  After the devaluation of the Argentine peso in January 2002, the Senate introduced a resolution supporting the continuance of a "Fiscal Stability Regime".

The key taxation criteria incorporated into the preliminary cash flow model are as follows:

  Income tax rate of 33%

  No import taxes or duties on capital goods, equipment or spares

  100% depreciation of capital assets allowed over three year period.  Straight line depreciation was utilized in the model.

SAN JORGE PROJECT

The Issuer holds an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina.  Argentina Mineral Development ("AMD") holds a 15% interest, redeemable in exchange for a net smelter returns royalty subject to certain conditions.

The San Jorge Project is located approximately 90 kms northwest of Mendoza, Argentina and 250 kms northeast of Santiago, Chile.  The project consists of seven mining concessions (covering about 5.5 km2) and 35 mineral claims (covering about 102 km2).  The purchase price for the seven concessions was US$4.015 million.  During 2000, the Issuer expended $414,000 in exploration and development expenses on the San Jorge Project (compared to $1.7 million in 1999).  In the fiscal year ended December 31, 2000, the Issuer wrote down the San Jorge Project by $22.027 million due to continuing low metal prices.  The property remains in good standing.

The information of a scientific and technical nature on the San Jorge Project provided herein was prepared under the supervision of Dean MacDonald, PhD.  P. Geo., a "qualified person" under National Instrument 43-101.

Location and Access

The San Jorge property is located approximately 90 kms northwest of the city of Mendoza in Mendoza Province, Argentina and 250 kms northeast of Santiago, Chile.  The property is accessed from the paved Mendoza-Santiago highway to the town of Uspallata and then 40 kms north on a good gravel highway along the Uspallata valley.  The property is at an elevation of 2,500 m and the deposit occurs as a small hill surrounded by flat alluvium plains.

History

Several test pits were dug at San Jorge in the 1960s to investigate outcropping copper-oxide mineralization and, in 1964, Compania Minera Aguilar ("Aguilar") optioned the property.  Over the next four years, Aguilar completed approximately 950 m of trenching, 111 kms of induced polarization geophysical surveys ("IP") and 32 drill holes for 4,894.5 m of core.  Exploraciones Falconbridge Argentinos ("Falconbridge") optioned the property in 1973 and drilled six holes for 1,126 m.  Falconbridge also sent samples for metallurgical testing.

The property was optioned to RAA in 1992 and, between 1993 and 1995, 45 reverse circulation holes for a total of 5,518 m and two core holes totalling 165 m were drilled.  In 1994, metallurgical testing of oxide mineralization from various cutting samples and of an enriched zone was conducted.  From 1994 to 1996, 43 reverse circulation holes were drilled for 3,942 m and eight lines totalling 17.6 kms of IP were surveyed over and beyond the mineralized outcrop.  The property was purchased in 1995 by GMA Holdings S.A.  ("GMA"), an indirect subsidiary of the Issuer.  Between September 1995 and February 1996, a 5,746 m drill program was conducted on the property.  From this drilling, samples were taken for metallurgical testing.

In March 1999, GMA and AMD, an associate of Climax Mining of Australia, entered into an agreement pursuant to which both companies agreed to contribute their property holdings and mining rights in San Jorge and the surrounding area to a newly formed holding company of which GMA owns 85% and AMD owns 15%.  AMD's 15% interest is redeemable in exchange for a 2% net smelter return royalty on the mine developed if the newly formed holding company produced a feasibility study within three years, obtained financing within another year and committed to construction of a mine within another six months.  If AMD's interest were redeemed, GMA would own 100% of Minera San Jorge SA.

Geology and Mineralization

San Jorge mineralization consists of a porphyry copper-gold deposit.  Mineralization at San Jorge trends northeast and occurs in four approximately horizontal but irregular layers, from top to bottom as follows:

Leached:

A leached cap with copper grades averaging 0.15% copper or less, primarily as green and black copper oxides that should be amenable to dump leaching.

Oxide:

Best developed along the western contact of the granite porphyry with the clastics containing malachite, chrysocolla, tenorite and pitch limonite with grades averaging approximately 0.5% copper and 0.25 Au g/t at a 0.1% copper cut-off.

Enriched:

Associated with areas of intense faulting and repetitive water recharge, and occurs as sooty and steely chalcocite, covellite, digenite and subordinate chalcopyrite averaging approximately 0.7% copper and 0.20 Au g/t at a 0.1% copper cut-off.

Primary:

Three high-grade areas have been defined in clastics sedimentary units.  Good copper grades in both sedimentary and intrusive rocks have been detected to a depth of 495 m below surface.  Copper occurs dominantly as chalcopyrite with very minor bornite.  At a 0.4% copper cut-off, the primary mineralization has an average grade of 0.5% copper and 0.2 Au g/t.

Gold occurs in native form and uniformly grades 0.2 Au g/t throughout the copper deposit.  Silver distribution is approximately proportional to copper grade and averages 3.5 Ag g/t overall.

Exploration

Drilling by GMA and AMD has encountered indications of additional copper mineralization to the northeast, east and southeast of the main San Jorge deposit in a similar geologic setting to the main San Jorge deposit.

Areas to the east and southeast of San Jorge, within the expanded property area, contain large IP chargeability anomalies that coincide with anomalous copper-bearing, intercepts in the core of a reconnaissance drill hole, indicating potential for satellite copper systems similar to the San Jorge deposit.  The Issuer is currently evaluating the potential for exploring for and developing additional resources in the satellite areas.  However, limited work is planned for 2003 in light of the continued poor metal prices.

MANTUA PROJECT

The Issuer holds an indirect undivided 50% interest in the gold/copper Mantua Project in Cuba.  Geominera S.A.  ("Geominera"), a Cuban company formed by the Cuban Ministry of Basic Industry for the purpose of holding mineral rights and entering into agreements with foreigners for the development of such mineral rights, holds the remaining 50% interest in the project.

The Issuer acquired all of the outstanding shares of Minera Mantua Inc. ("MMI") from a group of vendors, including Miramar, in 1995.  When it acquired MMI, through Minera Cobre S.A., the Issuer had a 50% working interest in the Mantua Project.

The 50% working interest in the Mantua Project was acquired pursuant to an agreement with Geominera dated August 13, 1993 (the "Cobre Association Agreement").  The Cobre Association Agreement and the related articles of incorporation are the constating documents of Cobre Mantua S.A.  ("Comantua"), a Cuban joint enterprise corporation, the shares of which are allocated on a 50/50 basis between Geominera and the Issuer's indirect subsidiary, Minera Cobre S.A.

Geominera's contribution to the joint enterprise was the exclusive right to explore, develop, mine and exploit the Mantua Project, and all previous studies and investigations relating to the Mantua Project.  The Issuer's contribution included a feasibility study on the Mantua Project prepared in 1993 and an initial cash contribution of US$20,000.  Profits of the joint enterprise are to be distributed 50% to Cobre Mantua S.A., the Issuer's subsidiary, and 50% to Geominera.  Pursuant to the Cobre Association Agreement, the Issuer was required to negotiate and obtain all financing necessary for the commercial development of the Mantua Project by June 30, 1995.  Geominera subsequently agreed to waive the June 30, 1995, date provided that Cobre Mantua S.A. obtained financing to develop the Mantua Project.

Under the Cobre Association Agreement, Comantua is entitled to the total net income (after satisfaction of all current obligations in respect of third party financing) of the Mantua Project during the first two years of operations of any mine, in repayment of advances made by it to the joint enterprise.  If any advances remain outstanding at the end of that two-year period, Comantua will continue to be entitled to no less than 75% of the net income of the Mantua Project until all such advances are repaid.  All major decisions of Comantua require the approval of the representatives of each of Geominera and the Issuer; however, all ordinary operating decisions are made by the operations manager who is appointed by the Issuer for a specified period of time.

Efforts continued in 2002 to arrange financing for a bankable feasibility study for the copper mining phase of the Mantua Project.  The Issuer's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing.  In August 2001, the Issuer optioned its interest in the project to Barytex, an arm's length third party, which assumed the carrying costs of the project and committed to raising adequate financing and to complete a bankable feasibility study on the project within 18 months.  In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option.  A portion of the unpaid carrying costs previously assumed by Barytex was settled by the optionee through the issuance of common shares in the capital of Barytex to the Issuer.  In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport pursuant to which Newport assumed the carrying costs of the project and issued 400,000 common shares to the Issuer at a deemed price of $0.26 per share.  Pursuant to the terms of the Royalty and Proceeds Interest, Miramar received 200,000 of these shares.

To maintain the option:

(a)

Newport is required to assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month.  The carrying costs have been invoiced at monthly intervals, but payment has not yet been received by the Issuer; and

(b)

Newport is required to complete a program of sampling for metallurgical test work by December 9, 2003, in order to complete a bankable feasibility study, to a maximum cost of US$750,000.

Notwithstanding that the monthly US $20,000 payment is now approximately US $200,000 in arrears, the Issuer has not terminated the option agreement and has been making the payments required to keep the Mantua Property in good standing.  If the Issuer secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer.  The Mantua Project is subject to approximately US$28 million in subordinated debt owed to the Issuer and the 2.5% net smelter returns and proceeds royalty in favour of Miramar.  See "Business of the Issuer - General Description of the Business - Three Year History".  Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Issuer by Geominera.  Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving the Issuer with the remaining US$14 million of the subordinated debt.  Upon full exercise of the option of the shares in the Mantua Project, Newport agrees to assume the Issuer's obligations under the Royalty and Proceeds Interest in respect of the Mantua Project.

The information of a scientific and technical nature on the Mantua Project was prepared under the supervision of Callum Grant, P. Eng of Hatch, a qualified person as defined in National Instrument 43-101.

Property Description, Location and Access

The Mantua Project property contains a secondarily enriched copper deposit.  It is located in Pinar del Rio Province, western Cuba, 240 kms from Havana.  The property consists of an 8 km2 production concession and an adjoining 11.2 km2 area of interest.  The site is reached via a four-lane highway from Havana to Pinar Del Rio, which is 65 kms east of Mantua.  A paved secondary road then links with the site.

History and Exploration

In the early 1960s, workers from the Instituto de Recursos Minerales, a Cuban government agency, explored the Mantua copper deposit.  In 1964, copper mineralization was discovered beneath an iron rich gossanous cap by an exploration program, including drilling, supervised by Soviet geologists.  In 1992, Marc Rich & Co., a United Kingdom-based investment firm, completed an additional 12 drill holes, geotechnical investigations and metallurgical test work.

In late 1993, the Issuer, through Minera Cobre S.A., commenced detailed investigations, including an additional 13 drill holes, bulk sampling and metallurgical testing.  An 11 t metallurgical sample was collected from one of the test shafts for metallurgical testing.  A preliminary metallurgical scoping study was completed in the latter part of 1993 on material collected from one drill hole and a metallurgical test program was commenced in February 1994 on material from the 11 t bulk sample.

In the summer of 1994, Minera Cobre S.A. drove a 145 m exploration tunnel to access the ore body, and, in September and October 1994, extracted 600 t of material for pilot scale metallurgical testing.  A pilot plant was operated using material extracted from the tunnel.  Pilot plant operations were conducted in two phases, in November and December 1994 and from January to March 1995.  Results of these operations confirmed the viability of the preferred processing method.

In 1995, Minera Cobre S.A. identified significant gold values in the gossan cap overlying the main copper deposit, as well as payable gold credits in the copper ore itself, and a zone of anomalous gold values parallel to the copper deposit.  A program of work to evaluate the potential for an economic gold operation to recover gold values from the gossan cap was commenced in February 1995.  A total of 65 drill holes were completed, delineating a zone of potentially commercial gold values over the centre of the copper deposit.  Metallurgical testing has demonstrated the amenability of this material to conventional heap leach recovery methods.

In 1996, a regional exploration program was initiated to identify additional gold occurrences in gossans, saprolites and regional shear structures.  In excess of six hundred surface samples were taken throughout the region and some minor gold occurrences were identified.

Drilling in 1997 involved two main phases that included nine diamond drill holes for 655 m and eight diamond drill holes for 684.7 m, respectively.  Both programs were primarily designed to define the distribution of near surface, gold gossan; however, the second program included two deep holes.  Late in the year, a single hole was drilled to collect a metallurgical sample.

Geology and Mineralization

The Mantua copper deposit is a secondary enrichment of copper mineralization produced by the weathering of primary sulphide mineralization of volcanogenic-exhalative origin.  Copper has been leached from trace amounts of sulphide copper mineralization (chalcopyrite) and re-deposited beneath a gold-rich gossanous cap.

Primary sulphide mineralization, both massive and disseminated, occurs within a 50 to 100 m thick sequence of inter-layered basic volcanic rocks, shale, siltstones and sandstones.  Folding and thrust faulting in the Late Mesozoic was focused between the more competent limestone units causing extensive shearing and brecciation of the volcanic and sedimentary sequence.

The folding of the Mantua and surrounding area rocks is interpreted as a broad syncline and anticline defining an open "S" shape.  The eastern limb of the syncline contains the majority of the mineralization defined by drilling.  The Mantua copper deposit forms an elongate lens with a northeast to southwest strike, concordant with the enclosing formations.  The deposit dips 50 to 70o to the west and has a strike length of 1,300 m.

Unoxidized mineralization is dominated by pyrite, with some chalcopyrite and sphalerite.  The leached cap oxide zone is composed of lateritic iron oxides with essentially no copper content.  The supergene zone below this leached cap consists mainly of chalcocite, with cuprite, covellite and some native copper.  The secondary-enriched copper zone can be divided into three distinct ore types that may be segregated during mining operations.

ALUMBRERA ACQUISITION

Purchase Agreement and Other Contracts

Purchase Agreement, the Acquisition Companies and Proposed Ownership Structure

Pursuant to the terms of a purchase agreement effective as of April 2, 2003 (the "Purchase Agreement"), Rio Algom agreed to sell to Wheaton and the Issuer all of its and its affiliates' interest in the company which owns and operates the Alumbrera Mine, a gold/copper mine in the Catamarca Province, Argentina.  On closing of the Alumbrera Acquisition on June 24, 2003, the Issuer and Wheaton each acquired an indirect 12.5% ownership interest in MAA, a branch registered under the laws of Argentina of Minera Alumbrera Limited, a company incorporated under the laws of Antigua and Barbuda.

The corporate structure put into place to effect the Alumbrera Acquisition involved Wheaton and the Issuer each organizing a company, incorporated under the laws of Canada, in the case of Wheaton ("WRM Canco"), and the laws of the Province of British Columbia, in the case of the Issuer ("NNO Canco").  Wheaton holds directly or indirectly 100% of the ownership interest in WRM Canco and the Issuer holds directly or indirectly 100% of the ownership interest in NNO Canco.  Each of WRM Canco and NNO Canco holds a 50% ownership interest in a newly incorporated acquisition company incorporated under the laws of Canada ("Can Acqco").  Each of WRM Canco and NNO Canco holds directly 100% of the ownership interest in two companies organized under the laws of the Cayman Islands ("WRM Cayco" and "NNO Cayco", respectively).  WRM Cayco and NNO Cayco each hold 50% of the ownership interest in a newly incorporated acquisition company organized under the laws of the Cayman Islands ("Cayman Acqco").

Cayman Acqco purchased from Rio Algom all of its shares in the capital of Musto Explorations (Bermuda) Limited ("MEB"), which amount to a 50% ownership interest in MEB.  Canada Acqco purchased subordinated debt currently owed to Rio Algom by MAA in the amount of US$71.5 million.  Cayman Acqco acquired 50% of MEB and, indirectly, 25% of MAA.  The Issuer therefore holds, indirectly, 12.5% of the ownership interest in MAA.

Set out below is a chart illustrating the foregoing ownership structure.

The Purchase Price; Vendor's Buy-Back

The total consideration for the Alumbrera Acquisition was US$180 million, of which the sum of US$71.5 million was allocated to the loan rights to be assigned to Can Acqco.  Rio Algom agreed that a portion of the purchase price to be paid by Can Acqco and Cayman Acqco on behalf of Wheaton and the Issuer could be deferred (up to the amount of US$30 million in the case of the Issuer) to be evidenced by a loan from Rio Algom to NNO Canco.  The loan payable by NNO Canco matures on May 30, 2005, bears interest on the principal amount up to and including US$25 million at the annual rate of 3-month LIBOR plus 2% and on the outstanding principal amount in excess of US$25 million at the annual rate of 3-month LIBOR plus 5% (10% in the event of default), and is evidenced by a promissory note in favour of Rio Algom. As security for the payment of any such deferred amounts owed by NNO Canco, Rio Algom has taken security over: (i) all shares in Can Acqco; (ii) all shares in Cayman Acqco held by NNO Cayco and debt owed by Cayman Acqco to NNO Cayco; and (iii) all shares in and debt owed to NNO Canco by NNO Cayco.  In addition: (a) the Issuer guaranteed the loan made to NNO Canco and is directly liable to Rio Algom for payment of any amount in default and interest payable thereon at an annual rate of 3-month LIBOR plus 10% from time to time (after as well as before judgment) for the period from and including the due date to but excluding the date upon which such amount together with all interest on it is paid in full; and (b) a limited recourse guarantee was granted by NNO Cayco in favour of Rio Algom pursuant to which NNO Cayco guarantees the indebtedness of NNO Canco to Rio Algom.   The guarantee is supported by a pledge of shares and debt in Cayman Acqco.  In the event that NNO Canco fails to pay its share of the deferred purchase price, Wheaton has the option to purchase the debt comprised therein, with the consideration being payment to Rio Algom of the remainder of the deferred purchase price owed by NNO Canco.

The Alumbrera Interests

The project finance in connection with the Alumbrera Mine is currently comprised of three senior loans and four subordinated loans provided by MAA's shareholders and their affiliates.  Rio Algom was party to a common security agreement (the "Common Security Agreement") dated as of February 26, 2003, between MAA, all of its lenders and the other parties thereto.  The Common Security Agreement provides for a common security package for the rateable benefit of the senior lenders, including a pledge of the shareholders' and their affiliates' shares in and subordinated loans to MAA, and a grant of security interests in all material Alumbrera Mine assets.  In addition, the Common Security Agreement includes the common representations, warranties and covenants relating to the Alumbrera Mine, common security matters including intercreditor arrangements, common conditions precedent to initial and subsequent disbursements of senior loans and common events of defaults and remedies.  Rio Algom was also party to the Transfer Restrictions Agreement dated as of February 26, 1997, between MAA, its shareholders, various lenders and the other parties thereto (the "Transfer Restrictions Agreement").  The Transfer Restrictions Agreement contains the primary restrictions on transfers of debt and equity interests in MAA.  As a general rule, unless specifically permitted, any transfer of ownership interests or subordinated debt requires the consent of the supermajority lenders (senior lenders representing more than 75% of the outstanding principal amount of senior debt) and Export-Import Bank of the United States.

Pursuant to the terms of the Purchase Agreement, Rio Algom sold all of its direct and indirect interest in the Alumbrera Mine to Wheaton and the Issuer, including, without limitation: (i) certain assigned loan rights in connection with debt currently owed to it by MAA, including its rights and obligations under certain financing documents (including the Common Security Agreement and the Transfer Restrictions Agreement described above);  (ii) the shares in the capital of MEB, including the rights and obligations under the MAA Shareholders Agreement, which were originally those of its subsidiary, Rio Algom Investments Inc.; and  (iii) its rights and obligations under certain other agreements relating to its interest in MEB, including a shareholders agreement governing the affairs of MEB (together, the "Alumbrera Interest").

MEB Shareholders'Agreement

In connection with the Alumbrera Acquisition, the MEB Shareholders'Agreement has been amended so that the parties to it are NNO Canco, NNO Cayco, the Issuer, WRM Canco, WRM Cayco, Wheaton Cayman, Wheaton, Wheaton River (Alumbrera) Ltd., Can Acqco, Cayman Acqco and MEB.  The amended MEB Shareholders'Agreement governs the rights and obligations that each of the Issuer and Wheaton, through their subsidiaries, will have in respect of each other as the beneficial owners of 25% and 75%, respectively, of the issued and outstanding shares of MEB.

The amended MEB Agreement includes the following provisions:

1.

General Restriction - Except as provided in such agreement, none of the parties or their affiliates shall directly or indirectly sell, assign, transfer or otherwise deal with any equity securities in the capital of or shareholders'loans made to any of them or any equity securities of MAA.

2.

Right of First Offer - Except for certain dispositions expressly permitted by such agreement, and subject to certain prescribed conditions being fulfilled, the Issuer and its affiliates (the "Issuer's Group") and Wheaton and its affiliates (the "Wheaton Group") shall have a right of first offer should any party or parties in the other group (the "Selling Group") wish to dispose of all (but not less than all) of the equity securities of (and, if applicable, shareholders'loans made to) any or all of the Acquisition Companies, MEB and MAA, such right to be exercised within 30 days after the receipt of the offer made by the Selling Group and only with respect to the entire interest proposed to be disposed of.  Notwithstanding the foregoing, if the interest to be disposed of consists of equity securities and shareholders'loans presently held by the Wheaton Group (before the Alumbrera Acquisition), such interest shall first be offered to Can Acqco or Cayman Acqco, as appropriate, which shall be considered for all purposes of such agreement not to part of the Selling Group and in respect of which the Issuer has waived any conflict of interest applicable to Wheaton's board nominees.

3.

Directors of MEB - The board of directors of MEB will consist of four directors (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled from time to time to elect that percentage of members of the MEM board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of MEB and provided that (i) the group with the larger interest shall at all times be entitled to elect at least a simple majority of the MEB board, and (ii) so long as a group directly and indirectly holds more than 20% of the outstanding common shares of MEB, it shall be entitled to elect at least one director to the MEM board.

4.

Directors of Acquisition Companies - The board of directors of Can Acqco and Cayman Acqco (the "Acquisition Companies") shall consist of four and six directors, respectively (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled to elect that percentage of the members of the board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of such Acquisition Company.  The quorum requirements and other relevant provisions are similar to those set out in the preceding paragraph, save that the chairman (appointed by Wheaton) shall have a casting vote.

5.

Fundamental Changes - MEB - Certain fundamental changes relating to the business and affairs of MEB will require the unanimous consent of the directors of MEB, namely (i) the sale of any equity securities of or shareholders'loans made to MAA or of any other material property or assets of MEB; (ii) except as contemplated in such agreement, the issuance of any equity securities of or shareholders'loans made to MEB unless to the Issuer's Group and the Wheaton Group pro rata to their respective direct and indirect holdings of MEB common shares and for the same consideration; (iii) any debt financing, other than shareholders'loans made to MEB as contemplated in such agreement; (iv) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders'loans made to MEB or the declaration or payment of dividends or distributions to MEB's shareholders unless on a pro rata basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

6.

Fundamental Changes - Acquisition Companies - Certain fundamental changes relating to the business and affairs of each of the Acquisition Companies will require the unanimous consent of its directors, namely (i) the carrying on of any business or activity which is not related to the Alumbrera Mine or its direct or indirect interests in MEB; (ii) the sale of any equity securities of or shareholders'loans made to MEB or of any other material property or assets of MEB; (iii) any winding-up, liquidation or reorganization or any amendment to its charter or by-laws; (iv) the subdivision, consolidation or reorganization of any of its shares; (v) the entering into of any material related party transaction; (vi) except as contemplated in such agreement, the issuance of any equity securities of or shareholders'loans made to such Acquisition Company unless to the Issuer's Group and the Wheaton Group pro rata to their respective direct and indirect holdings of the common shares of such Acquisition Company and for the same consideration; (vii) any debt financing, other than shareholders'loans made to such Acquisition Company as contemplated in such agreement; and (viii) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders'loans made to such Acquisition Company or the declaration or payment of dividends or distributions to its shareholders unless on a pro rata basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

7.

Management of MAA - Pursuant to section 2.01 of the MAA Shareholders'Agreement, the MAA board of directors shall consist of four members, two of which shall be nominated by MIM and two of which shall be nominated by MEB.  The chairman (appointed by MIM) shall have a casting vote.  The MAA Shareholders'Agreement also stipulates that certain fundamental actions can only be taken with the unanimous consent of the directors of MAA.  Each of the Issuer and Wheaton shall be entitled to nominate one such director, provided that the right of the Issuer to nominate one such director shall terminate on the earliest to occur of the following:  (i) the Wheaton Group shall directly or indirectly hold more than 50% of the outstanding common shares of either Acquisition Company; (ii) the Wheaton Group shall directly or indirectly hold more than 75% of the outstanding common shares of MEB; (iii) the Issuer's Group shall cease to hold directly or indirectly at least 50% of the outstanding common shares in the capital of either Acquisition Company; (iv) the Issuer's Group shall cease to hold directly or indirectly at least 25% of the outstanding common shares of MEB; and (v) the Issuer shall commit a breach of its covenant, made in the amended MEB Shareholders' Agreement, that the Issuer's nominee on the MAA Board shall vote in such manner as shall be directed by Wheaton, and after Wheaton has provided to the Issuer a reasonable opportunity for consultation.  For greater certainty, the NNO nominee on the MAA Board shall not vote unless such nominee has received instructions from Wheaton.

ALUMBRERA MINE

The information of a scientific and technical nature on the Alumbrera Project was prepared under the supervision of B. Terrence Hennessey, P. Geo and Harry Burgess, P. Eng of Micon International Limited "Micon" and is derived from a report titled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" dated May, 2003.

Property Description and Location

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucuman, Catamarca City, Rosario and Buenos Aires:

  an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca; a 316 km concentrate slurry pipeline through Catamarca and Tucuman Provinces;

  a 202 km, 220 kilovolt power line from the project's substation at EI Bracho, Tucuman;

  a filter plant and rail loading facilities at Cruz del Norte, Tucuman; and

  a port, handling facilities and train maintenance facilities at San Martin near Rosario, Santa Fe.

The open pit mine is located on a 600 ha mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kms northwest of Buenos Aires.  The mining lease granted to MAA encompasses all mineralized areas of the deposit.  Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha.  The mine is located in a valley west of the easternmost range of` the Andes at an elevation of 2,600 m above sea level.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits.  Concentrate slurry from the processing facilities is pumped 316 kms to a filter plant at Cruz del Norte.  Concentrates from the filter plant are shipped 830 kms by rail from Cruz del Norte, Tucuman to Puerto Alumbrera.  The port is located in San Martin, Rosario in the Province of Santa Fe.  The port operation and maintenance facilities are contained within a 12 ha lease which includes a rail-switching yard with approximately 8,200 m of rail.  Port facilities include a rail car unloading building and 50,000 t storage shed.

All mining prospects in the Farallon Negro district, the region including Alumbrera, are enclosed by a 344 km2 national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio ("YMAD"), a quasi-government mining company.  The 20-year mining lease that encloses the Alumbrera Mine was granted to MAA by YMAD pursuant to an agreement (the "UTE Agreement") in April 1994, as amended in February 1997.  The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

Royalties

MAA is required to pay a 3% royalty (the "Boca Mina Royalty") to the provincial government of Catamarca.  The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions.  MAA commenced payments of the Boca Mina Royalty in 1998.  MAA has reported that its calculation of the Boca Mina Royalty in its life-of-mine plan cash flows is the equivalent of a 2% charge against revenue after deduction of offsite smelting and refining charges.

Under the terms of the UTE Agreement, MAA is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized.  To date, no payments have been made.  However, pursuant to an amendment made to the UTE Agreement in 1997, MAA has paid an advanced royalty of US$10 million toward the 20% royalty.  An additional balance of 2 million pesos has been paid in the fiscal year ending June 30, 2003.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Alumbrera is about 1,100 kms northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucuman.  Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kms northeast of the town of Belen and approximately 50 road-kms northwest of Andalgala.  The project is served by air and all-weather roads.  MAA has scheduled flights to and from Tucuman and the mine site, and bus transport to and from both Catamarca and Tucuman.  On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site every month.  An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert.  The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated.  Average temperature is 17oC to 18oC and average minimum and maximum temperatures range between 8oC and 10oC and 22oC and 27oC.  Temperatures can be as low as minus 10oC in the winter and as high as 40oC in the summer.  Average mean rainfall is 160 mm, occurring predominantly during the months of December through March.  Light snows can occur in July.

Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops.  Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities.  The mine's main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30 km pipeline.  The mine maintains a 1.7 million m3 water reservoir.  A 202 km long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucuman.  The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 m by 1,200 m) surrounded by ridges formed mostly by andesitic breccia of the Farallon Negro volcanics.  The floor of the bowl covers an area of 2.5 kms2.  It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century.  Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area.  In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold.  In 1961, the map on which "Bajo de la Alumbrera" is mentioned for the first time was published.  In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted.  In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes for a total depth of 226 m.

From 1973 to 1976, YMAD requested that the national government carry out more detailed studies.  The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program.  Drilling was completed over several years with 5,000 m drilled in 1974 and 1975 and 1,000 m drilled in 1976.  YMAD carried out resource mapping and evaluation from available drill holes.  From 1975 to 1982, the United Nations supervised the ongoing exploration program.  YMAD and a military manufacturer continued intermittent drilling to complete a total of 18,970 m and 71 drill holes for the period 1968 to 1981.

From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone.  An additional 1,283 m of drilling, averaging 50 m per hole, was completed.  Feasibility studies were prepared in 1986 and 1988.

From 1992 to 1993, another feasibility study was conducted.  Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology.  A geology and metal grade block model of the deposit was generated.

In October 1994, MAA completed a 20-hole, 8,000 m diamond drillhole program.  Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life.  In 1995, MAA commenced mining activities in the mine area.  In August 1997, project commissioning commenced with the processing of the first ore from the mine.  In December 1999, the mine achieved production and performance tests under terms of project financing.

MEB negotiated an interest in the project from YMAD in 1990, establishing MAA as the entity to exploit the deposit in 1993.  MIM purchased a 50% interest in MAA in 1994.  MEB, with a 50% remaining interest in MAA, was subsequently acquired by Rio Algom  and North Ltd.  in 1995.  Rio Tinto plc (''RTP'') acquired North Ltd.  in August 2000.  Billiton acquired Rio Algom  in October 2000.  BHP and Billiton merged during 2001 to form BHP Billiton.   Wheaton purchased RTP's 25% share in March 2003.

GEOLOGICAL SETTING

Regional Geology

Alumbrera was emplaced in the late Miocene Farallon Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas.  This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene.  The Farallon Negro complex lies near the boundary of nearly flat and 30o east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50 km right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallon Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them.  The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament.  The Farallon Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kms high and approximately 16 kms in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites.  Volcanism was followed by the emplacement of the mineralization-related dacite porphyries.  The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallon Negro volcano.  The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks.  Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.  Rocks exposed at surface were originally at depths of approximately 2.8 kms and at 0.6 to 0.8 kilobars lithostatic pressure.

The Farallon Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite.  The remaining 10% is comprised of lithic and non-porphyritic flow units.

The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions.  A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks.  The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships.  Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 m by 3,000 m rectangle (600 ha in size) approximately centred on the open pit mine.  This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions.  No exploration is conducted by MAA outside of the contract area.

Known mineralization in the pit has been fully delineated to the northwest and southeast.  However, to the northeast, towards the crusher, and to the southwest, mineralization is cut off by faults that are parallel to the dominant faulting direction.  It is possible that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts in the MAA contract area have been limited.  In 2002, a small geophysical survey consisting of a limited amount of induced polarization surveying was conducted to look for disseminated sulphides in these areas.  Results were not available at the time of Micon's visit, although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential.  It is not anticipated that any significant discoveries with material impact on the project will be made here.

Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work is not anticipated.  Any exploration by MAA outside of the contract area would require a new agreement with YMAD.

Mineralization

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (+/-bornite), native gold and pyrite.  Gold occurs mainly in chalcopyrite.  Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology.  The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites.  Younger porphyries are less mineralized or barren.  The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets.  Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized.  Near-surface oxidation and supergene enrichment appear limited at the Alumbrera Mine.  Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone.  The leached zone contains oxide and carbonate copper minerals, including soluble species.  Gold values appear largely unaffected by leaching.  The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions.  The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore.  Leaching and oxidation near the surface generally does not extend to deeper than 30 m.  Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting.  The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 m in some places and being barely recognizable in others.

Drilling

The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969.  Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data.  The diamond drill programs were completed using both NQ-sized core  and HQ-sized core (47.6 mm and 63.5 mm core diameter, respectively).

270 holes were drilled on a nominal 50 m by 50 m pattern over the entire deposit.  However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations.  All holes were drilled on N75o/N255o oriented sections, with dips varying between vertical and minus 60o.  This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit.  This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and kriging variances seen during grade interpolation.  It was decided that an additional 14 holes would be drilled to fill in areas of low confidence.  These have recently been drilled but were not included in the June 2002 reserve estimate.  There is no known requirement for further drilling of the existing resource.  A minor amount of exploration drilling is still required near the edges of the pit.

Sampling and Analysis

Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex ("ALS") in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

Exploration samples were analysed for gold using a 50 g fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead.  This method has a detection limit of 0.01 ppm and is suitable for the low gold grades seen at Alumbrera.  Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS.  The detection limit for copper and silver by this method are 100 ppm and 1.0 ppm, respectively.  Silver values are not checked by fire assay methods as they are not reported as an ore reserve and form a minor portion of the value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10% of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody.  These analyses were intended to determine base line quantities of potentially toxic metals available to be released into the environment.  Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc.  Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit so as to aid in the prediction of acid mine drainage potential as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types.  Sulphur was determined through a Leco infrared detection of sulphur dioxide from combustion of sulphide.

Drill Core Samples

During logging, the MAA geologist selects the portions of each hole to be sampled based primarily on mineralization.  Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 m before this estimated position.  Samples were selected on three m intervals regardless of lithologic contacts and geological variation in the core.  Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference.  All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

Reverse circulation samples were collected in the field at the drill rig over 3 m intervals after being split in the ratio 3:1 at the sampler.  The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or bench scale flotation testwork.  The larger fraction was discarded after the completion of each program.

Blast Hole Sampling

MAA samples all blast holes in the open pit except when the geology supervisor considers it unnecessary due to, for example, duplicate holes or holes too closely spaced.  One sample is collected per hole from the cone of cuttings surrounding the collar.  Sampling is performed by cutting two opposing channels into the cone and through its full depth to the bench floor.  A sample of approximately 15 to 20 kgs is collected from one wall of each of the two channels.  Samples are split in a Gilson splitter and sent to the mine laboratory.  For one in every five samples collected from certain areas of the Alumbrera pit a second sample split is collected from the Gilson splitter and sent to ALS for check analysis.

Sample Quality

The program set up to monitor the quality of the assay database consisted of the following procedures:

  the use of internal standards by the laboratory;

  the use of MAA submitted standard samples with each sample batch;

  regular re-analysis of pulps by the laboratory;

  re-analysis of pulps as requested by MAA;

  check analysis of randomly selected pulps by a second laboratory; and

  1/4 core re-sampling of selected sample intervals mixed with each batch.

Data validation protocols are built into the date-entry system used by MAA to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

MAA's core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator.  These facilities are approximately 1 km behind the mine's security gatehouse which is manned 24 hours a day, 365 days a year.  They are secure from entry by non-MAA personnel.  Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

Ore Reserves and Mineral Resources

All ore reserves and mineral resources provided herein in respect of the Alumbrera Mine are estimated using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian and RTP worldwide standards.  The following definitions are reproduced from the JORC Code, and differ from the definitions of the same terms adopted by the Canadian Institute of Mining, Metallurgy ("CIM") as the CIM Standards on Mineral Resources and Reserves Defintions, which definitions are contained in this Prospectus under "Glossary of Mining Terms".

The term "Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and assumed but not verified geological and/or grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.  It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term "Measured Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.  It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

The term "Ore Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.  Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term "Probable Ore Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term "Proved Ore Reserve" means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The Ore Reserves for the Alumbrera Mine as at December 31, 2002, are set forth in the following table:

Alumbrera Ore Reserves as of December 31, 2002(1)

Material	Category	t (million)	Au g/t	Cu (%)	Contained Au (million ozs)	Contained Cu (mt)
In Situ	Proved Probable Total	234 23 257	0.68 0.49 0.65	0.58 0.47 0.57	5.08 0.36 5.44	1.360 0.108 1.468
Stockpiles	Proved Probable Total	111 0 111	0.41 0 0.41	0.36 0 0.36	1.46 0 1.46	0.400 0 0.400
Total	Proved Probable Total	345 23 368	0.59 0.49 0.58	0.51 0.47 0.51	6.54 0.36 6.90	1.760 0.108 1.868

(1)

The Ore Reserves for the Alumbrera Mine set out in the table above have been prepared by MAA.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

There are currently no Mineral Resources to report for the Alumbrera Mine.

MINERAL PROCESSING AND METALLURGICAL TESTING

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship.  Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite.  As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including original feasibility studies and process design laboratory and pilot scale testing, post-commissioning laboratory and plant scale process optimization, and post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing.  Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design.  These criteria have been generally confirmed by operating experience to date.

MAA decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine.  Based on its operating experience to date, MAA has not increased the capacity of the flotation circuit or other areas.

Together with the feasibility study testing, post-commissioning operating results and process optimisation, it appears that an adequate and comprehensive programme of testing and study has been conducted in support of the recent expansion and the life-of-mine plan.

MINING AND MILLING OPERATIONS

Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 m3 shovels and 220 t haul trucks to move both ore and waste.  Mining is carried out on 17 m benches, with 2 m sub-drill, which suit the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.8:1.  Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade.  This practice requires that some ore be stockpiled for later processing.  The average reserve grade is 0.51 % copper and 0.58 Au g/t.

The mining rate in fiscal 2002 marginally exceeded 300,000 tpd for a total of approximately 112 mt of material mined, comprised of approximately 39 mt of ore and 73 mt of waste.  The total material mined is planned to increase to an average of 355,000 tpd, approximately 130 mt per annum, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

MAA employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 staff and 200 contractors work in the mining department.  Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements.  MAA worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement.  This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four year labour agreement which was renewed in 2003 for a further four year period.

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment.  The plant produces two products, a copper flotation concentrate containing the major gold credit and dore bullion from gravity recovery of coarser free gold.  The original design capacity was 80,000 tpd with a utilisation of 94%, equivalent to 29.2 mt per year.  Provision was made for expansion to 100,000 tpd by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

MAA has increased the capacity of the original plant to approximately 100,000 tpd by the addition of the third grinding circuit, albeit using smaller equipment than that already installed.  The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding ("SAG") mills, of which about 1 to 1.5 mt, at 0.4% copper, already had been accumulated.  The planned utilization for 2003 is 93%, increasing to 94% in 2007.

MAA expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore.  Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput.  MAA has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

The mined ore is crushed in a 1,540 mm by 2,770 mm gyratory crusher.  The crushed ore is conveyed 1.7 kms to an 80,000 t live capacity stockpile.  The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits.  The two original grinding lines each consist of an 11 m diameter, 5.14 m long SAG mill and two 6.1 m diameter, 9.34 m long ball mills operating in closed circuit with hydrocyclones.  The third grinding line, which was commissioned in August 2002, consists of a 8.53 m diameter, 4.27 m long SAG mill and a 5.03 m diameter 8.84 m long ball mill, both of which are reconditioned second-hand units.  It has been the practice to remove and stockpile the minus 35 mm critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate.  A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required.  The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill.  Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold.  Hydrocyclone overflow at 80% passing 150 micron gravitates to the flotation circuit.  The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100 m3 mechanical flotation cells.  MAA has concluded that there is sufficient rougher cell capacity to accommodate the increased throughput.  Rougher concentrate is reground in one or two 5.0 m diameter, 7.32 m long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery.  The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit.  The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63% solids in two 30 m diameter thickeners and for storage in surge tanks before being pumped via a 316 km long, 175 mm diameter pipeline to MAA's filter plant near Tucuman.  Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kms to the filter plant.  At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 m3 continuous belt filter presses, which reduce the moisture content to 7.5%.  The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kms to the port near Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 km to an engineered, centreline dam constructed across the Vis Vis canyon.  Distribution is effected by spigotting along the upstream face of the dam.  Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back.  The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine.  MAA retains Knight Piesold as its consultant for tailings dam management and construction quality control.

MARKETS AND SALES CONTRACTS

MAA's objective is to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market.  This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operates from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 t, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

As at May 2002, MAA reported that it had 13 frame contracts in place for the sale of its concentrate, including three with traders and three (two traders and one smelter) additional long-term contracts, established to cater to the increased production scheduled by the life-of-mine plan.  The lowest annual commitment is for 10,000 to 40,000 t and the largest is for 100,000 t.  The earliest contract expiry date is December 31, 2003 and the latest expiry date is September 30, 2008.  Smelter locations are in Europe, India, the Far East, Canada and Brazil.

ENVIRONMENTAL CONSIDERATIONS

Permitting

The main environmental permit is the original Environmental Impact Report ("EIR"), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process.  Under the terms of the UTE Agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure.  There are currently no significant areas of non-compliance.  The EIR must be updated bi-annually as two separate reports for approval by the Tucuman and Catamarca provincial authorities.  Micon understands that the 2001 EIR update was received and accepted by the provincial authorities.  Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucuman).

In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management.  Through MIM and the other shareholders, MAA conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

Under the terms of the UTE Agreement, commitments made in the EIR reside with MAA.  In response to these commitments, MAA currently is implementing a revised environmental management system.  Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility.  Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAA's concession, due to the area's complex structural geology.  A series of pump back wells have been established to capture the seepage, which is characterised by high levels of dissolved calcium and sulphate.  The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River.  Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline.  This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture.  Any rupture of the pipeline poses an environmental risk from spillage of concentrate.  Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

Although the fixed assets of the project revert to YMAD on final termination of commercial production, MAA is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine.  MAA is committed to stabi1izing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps.  Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure.  The ultimate requirement is to achieve final landforms that do not require MAA's presence post closure.

MAA has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management.  MAA's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated.  Closure costs are revised on an annual basis.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan.  Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed.  Progressive rehabilitation commenced in 2002.

Bond-Posting

MAA makes provisions for reclamation and closure in its 2002 life-of-mine plan and financial statements, however, MAA is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately US$1.233 billion of project development capital.  After additional capital expenditure of approximately US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Approximately US$29 million, US$18 million and US$30 million was expended in fiscal years 2000, 2001 and 2002, respectively, with a further US$29 million forecast to be spent in fiscal 2003.  As at the end of March, 2003, approximately US$12.3 million of the total for the 2003 fiscal year had been expended.

Projected Capital Expenditures for Fiscal 2003 to 2013

The following table indicates capital estimates included in Micon's estimates of future annual cash flows:

Projected Capital Expenditures for Fiscal 2003 to 2013

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)
Mining	13.6	10.3	4.8	4.8	4.2	5.1	1.7	2.1	-	-	46.6
Tailings Dam	2.8	2.8	2.4	2.4	2.4	2.3	2.3	2.2	2.2	0.1	21.9
Concentrator	3.3	2.6	1.8	1.8	1.6	2.1	1.3	1.4	2.1	1.8	19.8
Administration	0.29	0.28	0.32	0.32	0.14	0.3	0.13	0.15	0.05	-	2.0
Filter Plant, Rail and Port	0.69	0.22	0.19	0.19	0.15	0.08	0.81	0.35	0.16	0.05	2.9
Closure Cost	-	-	-	-		-	-	-	-	23.5	23.5
Total	20.6	16.2	9.5	9.5	8.4	9.9	6.3	6.3	4.5	25.5	116.5.

TAXES

MAA is subject to taxation in the form of income tax and IVA tax, the latter of which is a value added tax applicable to purchases of goods and services at a rate of 21%.  Full reimbursements for IVA tax are available to mining companies and a net reimbursement over the life of the mine of US$23.5 million is included in the cash flow projections.

The statutory tax rate applicable to MAA as a mining company is 30% as compared to the statutory tax rate of 35% for non-mining companies.  This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow.  However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows.

PRODUCTION ESTIMATES AND CASH FLOW PROJECTION

The MAA operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate.  In addition, a dore containing gold and silver is produced on-site.  Production is derived from ore mined at the Alumbrera Mine.  The total scheduled ore to be mined and processed, and the gold and copper output, are set forth in the following table:

Production Schedule

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)
Ore Milled (mt)	36.71	36.62	36.80	36.97	37.23	37.33	37.19	37.23	37.23	17.61	350.92
Gold Grade (g/t)	0.76	0.63	0.58	0.64	0.54	0.60	0.77	0.59	0.29	0.29	0.58
Copper Grade (%)	0.60	0.54	0.50	0.55	0.48	0.60	0.65	0.54	0.28	0.29	0.50
Gold Production ('000 ozs)	649	529	483	529	442	511	684	507	203	96	483
Copper in Concentrate ('000 ozs)	195	175	161	177	156	198	216	178	85	42	161

The Issuer does not as a matter of course make public projections as to future sales, earnings or other results.  The projected capital expenditures, production estimates, cash flow and other projections included in this Prospectus have been prepared by Micon and have been extracted from the Micon Report.  The projected capital expenditures, production estimates, cash flow and other projections have been included in this Prospectus based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Deloitte & Touche LLP and PricewaterhouseCoopers have neither examined nor compiled the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers do not express opinions or any other form of assurance with respect thereto.  The Deloitte & Touche LLP and PricewaterhouseCoopers reports included in this Prospectus relate to the historical financial information and do not extend to the prospective financial information and should not be read to do so.

The cash flow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments.  While presented with numerical specificity, the cash flow projections were not prepared by Micon on behalf of the Issuer in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by Micon with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Alumbrera Mine, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Issuer's or MAA's control.  Accordingly, there can be no assurance that the assumptions made in preparing the cash flow projections will prove accurate, and actual results may be materially greater or less than those contained in the cash flow projections.  For these reasons, as well as the bases and assumptions on which the cash flow projections were compiled, the inclusion of such cash flow projections herein should not be regarded as an indication that the Issuer or MAA, or any of their respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the cash flow projections should not be relied upon as such.  None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such cash flow projections.  No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the cash flow projections and none of them intends to update or otherwise revise the cash flow projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

The overall base case cash flow projections for the Alumbrera Mine are set forth in the following table:

Cash Flow Projections

Year	Payable Gold Production(1)	Payable Copper Production(1)	Net Revenue(2)	Total Operating Costs(3)	Cash Flow Before Taxes and Debt Service	Cash Flow After Capital Costs and Tax - Available for Equity Distribution - Issuer's 12.5% Share
	(ozs)	(t)	(US$)	(US$)	(US$)	(US$)
2004	649,072	195,174	475,443,951	218,351,215	226,631,857	13,875,857
2005	528,749	174,692	407,761,336	216,409,807	166,643,302	12,332,538
2006	483,270	161.297	373,369,843	213,082,150	142,975,295	13,724,832
2007	529,178	176,864	409,173,936	213,277,141	177,865,316	17,298,672
2008	441,692	155,784	352,715,138	200,943,997	136,000,838	11,900,073
2009	511,088	197,758	432,121,254	184,121,143	229,168,686	20,052,260
2010	683,782	215,742	511,175,545	181,107,968	313,236,066	27,408,156
2011	506,875	177,719	403,319,966	165,456,950	223,150,616	19,525,679
2012	203,466	84,714	180,235,927	137,821,921	33,952,287	2,970,825
2013	96,097	41,487	87,149,170	74,216,925	(14,732,739)	1,174,533
Total	4,633,270	1,581,231	3,627,366,064	1,804,789,218	1,634,891,525	140,261,425

(1)

Production figures refer to the total quantity of payable metal produced.

(2)

A constant gold price of US$320 per oz, a copper price of US$0.80 per lb have been assumed.

(3)

Adjusted for foreign exchange and inflation.

The estimates of annual cash flow assume that the current mining rate of approximately 111 mt of ore and waste per year will increase to approximately 130 mt per year by fiscal 2004 and will continue at that level for four years, after which time waste mining will diminish significantly.  Ore will be mined from the pit until fiscal 2011 and for a final two years, fiscal years 2012 and 2013, low grade ore, which comprises a portion of the long term inventory stockpile, will be reclaimed from stockpile for processing.  Over the projected operating life of ten years, MAA's operations are expected to generate a total undiscounted net cash flow, after senior debt service and taxes and available for distribution to shareholders, of approximately US$1.12 billion, of which the Issuer's 12.5% share upon completion of the acquisition of the Alumbrera Mine will equal approximately US$140 million.

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced.  Net present values for 50% of BHP's 25% share of cash flows available to shareholders after full debt service and taxes have been estimated for metal prices 10% higher and lower than the base case prices.  The results of these sensitivity analyses are set forth in the following table:

Input Parameter	Total net Present Value (Issuer's 12.5% share) (US$ in millions)
Discount Rate (% per year)	0	10	15
Base Case Prices	140	89	73
Base Case Prices +10%	173	110	91
Base Case Prices - 10%	106	66	54

ALUMBRERA ACQUISITION - FINANCIAL ADVISORY FEES

In addition to the commission payments made to it as an underwriter in respect of the sale of Special Warrants, GMP received a cash fee of US$900,000 for its services as the Issuer's financial advisor in respect of the Alumbrera Acquisition.

Pursuant to a financial advisory agreement dated February 7, 2003, Endeavour Financial Ltd. ("Endeavour Financial"), which has also served as the Issuer's financial advisor in respect of the Alumbrera Acquisition, has received a financial advisory fee of approximately US$2,578,000.

USE OF PROCEEDS

The net proceeds of the Private Placement were $98,203,783 after deducting the Underwriters'Fee of $5,267,620.15 and the estimated expenses of the Private Placement (including the expenses of the Underwriters) of $1,881,000.  The Issuer has used and intends to use these net proceeds as follows:

	US $	CAD $(1)
(a) Alumbrera Acquisition:	$60,260,000	$81,953,600
(b) Expenses of the Alumbrera Acquisition including payment of financial advisory fees:	$4,465,000(2)	$6,072,400
(c) Repayment of Debt:	$2,000,000	$2,720,000
(a) General working capital(3):	$5,484,000	$7,458,000
TOTAL	$72,209,000	$98,204,000
(1) Converted at US$1.00 = CAD$1.36 (2) See "Alumbrera Acquisition - Financial Advisory Fees." (3) Plus accumulated interest and exchange rate gains.

PLAN OF DISTRIBUTION

UNDERWRITING AGREEMENT, SPECIAL WARRANT INDENTURE AND WARRANT INDENTURE

At the First, Second and Third Closings, the Issuer issued and sold an aggregate of 810,403,101 Special Warrants at a price of $0.13 (the "Issue Price") each pursuant to the Underwriting Agreement.  The price of the Special Warrants was determined by negotiation between the Issuer and the Underwriters.  The Special Warrants were created and issued pursuant to the terms of the Special Warrant Indenture.  Each ten Special Warrants entitle the holder thereof to receive, without payment of additional consideration, one Common Share and one-half of one Warrant.  The Special Warrants are exercisable by the holders thereof at any time and will be automatically exercised at 5:00 p.m. (Toronto time) on the earlier of (such date being the "Expiry Date"): (a) the third business day following that date that a final receipt for this Prospectus is issued in each of the Qualifying Jurisdictions; and (b) September 30, 2003.

This Prospectus is being filed to qualify the distribution of 81,040,310 Common Shares and 40,520,155 Warrants issuable upon exercise or deemed exercise of 810,403,101 Special Warrants.  If a Final Receipt for this Prospectus is not issued on or before the Qualification Deadline of August 29, 2003, each ten Special Warrants which remain unexercised at such date will thereafter be exercisable into 1.1 Common Shares (in lieu of one Common Share) and 0.55 of a Warrant (in lieu of 0.5 of a Warrant).   This Prospectus also qualifies the distribution of these additional Common Shares and Warrants and those Warrant Shares issuable upon the exercise of the additional Warrants.

The Warrants were created and will be issued pursuant to the terms of the Warrant Indenture.  Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.00 (post-Consolidation) at any time prior to 4:00 p.m. (Toronto time) on May 29, 2008, after which time the Warrants will expire and be void and of no value.  The Warrant Indenture contains provisions designed to protect the holders of Warrants against dilution upon the happening of certain events.  No fractional Common Shares will be issued upon the exercise of any Warrants.  See "Description of Securities Being Distributed - Warrants".

Pursuant to the Underwriting Agreement, the Issuer agreed to pay the Underwriters a cash commission of 5% of the gross proceeds of the Private Placement, amounting to $5,267,620.15 plus accrued interest.  No additional commission or fee is payable to the Underwriters in connection with the issuance of the Common Shares and Warrants upon exercise or deemed exercise of the Special Warrants.

The Underwriting Agreement provides that the Issuer will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

RELEASE CONDITIONS APPLICABLE TO ESCROWED PROCEEDS

Pursuant to the terms of the Special Warrant Indenture, the proceeds of the Private Placement in the amount of US$65 million and $14,921,903.10 (the "Escrowed Proceeds") were deposited in escrow with the Trustee at the closings of the Private Placement and were invested in short term obligations of the Government of Canada.  The Escrowed Proceeds, together with interest earned thereon, were released to the Issuer and to GMP on behalf of the Underwriters in accordance with the terms of the Special Warrant Indenture on June 24, 2003 upon satisfaction of the release conditions as provided in the Special Warrant Indenture.

The TSX has conditionally approved the listing of the Common Shares and Warrant Shares issuable upon the exercise of the Warrants and has conditionally approved the listing of the Warrants.  Listing is subject to the Issuer fulfilling all of the requirements of the TSX,  and, in the case of the listing of the Warrants, is conditional upon distribution of the Warrants to a minimum number of public securityholders.

This Prospectus also qualifies the distribution of the Conversion Option and the Extension Warrant issuable upon exercise of the Endeavour Mining Option.  The Conversion Option grants Endeavour Mining the option to convert the principal amount outstanding under the Credit Facility into Common Shares.  If the Issuer chooses to extend the term of the Credit Facility an extension fee of US$150,000 becomes payable to Endeavour Mining, which fee is payable at the option of the Issuer in cash, a combination of cash and Common Shares or all in Common Shares.  If the Issuer chooses to satisfy the extension fee through the issuance of Common Shares, it may do so by invoking the deemed exercise provision of the Extension Warrant and may then issue that number of Common Shares at the then current market price pursuant to the terms of the Credit Facility.  See "General Development of the Business - Significant Property Acquisitions and Dispositions".

US Securities Laws

The Common Shares and Warrants have not been and will not be registered under the US Securities Act, or the securities laws of any state of the United States, and may not be offered or sold or reoffered or resold in the United States or to a US Person, nor may the Warrants be exercised in the United States or by a US Person, unless an exemption from registration under the US Securities Act and the securities laws of applicable states of the United States is available.

UNDERWRITER PURCHASES

The following Underwriters purchased Special Warrants as principal for investment purposes:

Name of Underwriter	Number of Special Warrants
McFarlane Gordon Inc.	203,847
Salman Partners Inc.	200,000
Canaccord Capital (Europe)	226,923

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel for the Issuer, and Cassels Brock & Blackwell LLP, Canadian counsel for the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to persons who acquire Common Shares and Warrants upon the exercise or deemed exercise of Special Warrants.  This summary is applicable only to holders of Special Warrants who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, deal at arm's length with and are not affiliated with the Issuer, and who hold their Special Warrants, and who will hold any Common Shares and Warrants acquired upon the exercise of Special Warrants and any Common Shares acquired upon the exercise of Warrants, as capital property.  Any Special Warrants, Common Shares and Warrants will generally be considered to be capital property to a holder unless the holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.  Certain holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every "Canadian Security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  This summary does not apply to a holder that is a "financial institution" within the meaning of subsection 142.2(1) of the Tax Act.

This summary is based upon and takes into account the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the administrative practices published by Canada Customs and Revenue Agency ("CCRA") prior to the date hereof.  This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CCRA.  This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only, is not exhaustive of all potentially relevant Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Special Warrants, Common Shares and/or Warrants. Therefore, such persons should consult their own tax advisers with respect to their particular circumstances.

RESIDENTS OF CANADA

The following portion of this summary is generally applicable to a holder of Special Warrants who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a "Canadian Holder").

Exercise of Special Warrant

No gain or loss will be realized by a Canadian Holder upon the exercise of a Special Warrant.

The aggregate cost to a Canadian Holder of Common Shares and Warrants acquired upon the exercise or deemed exercise of Special Warrants will be equal to the adjusted cost base to the Canadian Holder of such Special Warrants at the time of exercise.  Canadian Holders who exercise ten Special Warrants will be required to allocate the aggregate cost of the ten Special Warrants between the Common Share and one-half Warrant acquired upon the exercise or deemed exercise of the ten Special Warrants on a reasonable basis in order to determine their respective costs for purposes of the Tax Act.  The Issuer has advised counsel that it believes that a reasonable allocation of the $1.30 cost of ten Special Warrants is $1.20 per Common Share and $0.10 per one-half Warrant acquired upon the exercise of the ten Special Warrants.  The Issuer has advised counsel that it believes that such allocation is reasonable, but such allocation will not be binding on CCRA.  The adjusted cost base to a Canadian Holder of a Common Share acquired upon the exercise or deemed exercise of Special Warrants will be determined by averaging the cost of such Common Shares with the adjusted cost base (determined immediately before the exercise of Special Warrants) of all other Common Shares held by the Canadian Holder as capital property at the time of the exercise of the Special Warrants.

Exercise or Expiry of Warrant

No gain or loss will be realized by a Canadian Holder upon the exercise or deemed exercise of a Warrant.  The cost to a Canadian Holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of the Canadian Holder's adjusted cost base of the Warrant so exercised and the exercise price of the Warrant.  The adjusted cost base of a Warrant at any time will be determined by averaging the cost of the Warrant to the Canadian Holder with the adjusted cost base of all other Warrants held by the Canadian Holder at that time.  The adjusted cost base to a Canadian Holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Canadian Holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the Canadian Holder of the expired Warrant.

Dividends

In the case of a Canadian Holder who is an individual, dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of a Canadian Holder that is a corporation, dividends received or deemed to be received on the Common Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income.

A Canadian Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Canadian Holder's taxable income.

Disposition of Common Share or Warrant

A disposition or deemed disposition of a Common Share or Warrant by a Canadian Holder (other than a disposition of a Warrant on the exercise or expiry thereof) will give rise to a capital gain (or a capital loss) equal to the amount by which the actual or deemed proceeds of disposition of the Common Share or Warrant, as the case may be, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Common Share or Warrant, as the case may be, to the Canadian Holder at such time.

One-half of any capital gain (the "taxable capital gain") realized by a Canadian Holder will be included in the Canadian Holder's income for the year of disposition.  One-half of any capital loss (the "allowable capital loss") realized may be deducted by the Canadian Holder against taxable capital gains for the year of disposition.  Any excess of allowable capital losses over taxable capital gains of the Canadian Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.  A Canadian Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of any Common Share may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Eligibility for Investment

Provided the Common Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the Common Shares and Warrants will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education plans ("RESPs").

Based upon an officer's certificate provided by the Issuer, the Common Shares and Warrants, and any Common Shares acquired upon the exercise of Warrants, will not, as of the date of this Prospectus, constitute "foreign property" to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the Tax Act is applicable.

Qualified Investments and Foreign Property

As of the date hereof, the Common Shares and the Warrants are a qualified investment under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans and do not constitute ''foreign property''for purposes of Part XI of the Tax Act.

NON-RESIDENTS OF CANADA

The following portion of this summary is generally applicable to a holder of Special Warrants who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada, and who does not use or hold, and is not deemed by the Tax Act to use or hold, Common Shares or Warrants in connection with carrying on a business in Canada (a "Non-Resident Holder").  In addition, this summary is not applicable to an insurer who carries on an insurance business in Canada and elsewhere.

Exercise of Special Warrants ─ Exercise or Expiry of Warrants

The Canadian federal income tax consequences to a Non-Resident Holder of the exercise of Special Warrants or the exercise or expiry of Warrants are generally the same as those described above under "Residents of Canada ─ Exercise of Special Warrants" and "Residents of Canada ─ Exercise or Expiry of Warrants".

Dividends

Dividends on Common Shares paid or credited to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at a rate of 25%, although such rate may be reduced under the terms of an applicable income tax treaty.

Disposition of Common Share or Warrant

A Non-Resident Holder will not be subject to tax under the Tax Act on any gain realized upon a disposition of a Common Share or Warrant unless such securities are "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not otherwise entitled to relief pursuant to the provisions of an applicable income tax treaty.  In general, Common Shares and Warrants will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX), and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, has not owned 25% or more of the issued shares of any class or series in the capital of the Issuer at any time within the five year period immediately preceding the particular time.

Where Common Shares or Warrants are "taxable Canadian property" of a Non-Resident Holder, the Canadian federal income tax consequences to a Non-Resident Holder of disposing of Common Shares or Warrants are generally the same as those described above under "Residents of Canada ─ Disposition of Common Share or Warrant", subject to any relief which may be available under the provisions of an applicable income tax treaty.

CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the acquisition, ownership and disposition of Special Warrants, Warrants and Common Shares and Warrant Shares acquired upon exercise or deemed exercise thereof, as the case may be.  For purposes of the following discussion, the term "Common Shares" shall refer to both Common Shares and Warrant Shares.  The following discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated or proposed thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances, nor does it address the United States federal income tax consequences to holders that are subject to special rules under United States federal income tax law, including (i) dealers or traders in securities or currencies, (ii) financial institutions, (iii) investors in pass-through entities, (iv) tax-exempt organizations or qualified retirement plans, (v) insurance companies, (vi) persons holding Special Warrants, Common Shares or Warrants as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, (vii) holders who acquired their Special Warrants, Common Shares or Warrants through the exercise of employee stock options or otherwise as compensation, (viii) persons whose "functional currency" is not the United States dollar, (ix) holders that own, directly, indirectly or constructively, 10% or more, by voting power or value, of the stock of Issuer, and (x) holders who hold their Special Warrants, Common Shares or Warrants other than as a capital asset.  Furthermore, this discussion does not address alternative minimum taxes or any state, local or non-United States tax laws.

Holders and prospective holders are urged to consult their tax advisors with respect to the United States federal income tax consequences of the acquisition, ownership, and disposition of Common Shares and Warrants acquired upon exercise or deemed exercise of Special Warrants in light of their own particular circumstances, as well as the effect of any state, local, or non-United States tax laws or any applicable tax treaty.

United States Holders

The following discussion is addressed to United States Holders.  As used in this section of the Prospectus, a "United States Holder" means a holder that is (1) an individual citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has elected to be treated as a United States person.

Acquisition of Common Shares and Warrants; Allocation of Issue Price

For United States federal income tax purposes, a United States Holder's acquisition of one Special Warrant will be treated as the direct acquisition of one Common Share and one half of one Warrant.  The issue price of a United States Holder's Special Warrant must be allocated between the Common Share and the one-half of one Warrant in proportion to their respective fair market values at the time of issuance.  This allocation will establish such Holder's initial tax basis in the Common Share and the one-half of one Warrant.  For its purposes, the Issuer expects to allocate $0.12 of the issue price of each Special Warrant as consideration for the issuance of each Common Share and $0.01 of the issue price of each Special Warrant as consideration for the issuance of each one-half of one Warrant (on a pre-Consolidation basis).  Although the Issuer believes that this allocation is reasonable, the allocation will not be binding on the IRS.  If a United States Holder uses this allocation for such Holder's purposes and the allocation is not respected, the amount of capital gain or loss ultimately realized upon the disposition of Common Shares or Warrants acquired upon exercise or deemed exercise of the Special Warrants could be affected.

Distributions on Common Shares

Subject to the discussion of "Special Tax Provisions" below, distributions (including constructive distributions), if any, made by the Issuer with respect to Common Shares generally will constitute dividends to United States Holders to the extent that the distributions are made out of current or accumulated earnings and profits of the Issuer (as determined for United States federal income tax purposes).  If a dividend is paid in a currency other than the United States dollar, the amount includible in a United States Holder's gross income will be the United States dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the United States Holder receives the dividend, regardless of whether the payment actually is converted into United States dollars.  Holders and prospective holders are urged to consult their tax advisors regarding the receipt of a dividend in a currency other than the United States dollar and the United States federal income tax consequences of converting such dividend into United States dollars after the date of receipt.

Any distribution by the Issuer in excess of its current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the United States Holder's adjusted tax basis of the Common Shares (but not below zero).  To the extent such a distribution exceeds the United States Holder's adjusted tax basis in the Common Shares, the distribution will be taxable as capital gain.  Dividends received on Common Shares by a corporate United States Holder generally will not be eligible for the dividends received deduction.

Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates.  The deductibility of capital losses is subject to significant limitations.  With the enactment of the Jobs and Growth Tax Reconciliation Act of 2003, for taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by noncorporate shareholders (including individuals) from "qualified foreign corporations" (as defined in Section 1(h)(11) of the Code) generally are taxed at the same preferential rates that apply to net long-term capital gain.  Although not entirely clear under current law, it appears that the Issuer should constitute a "qualified foreign corporation."  If the Issuer is classified as a "passive foreign investment company" (as described below) for the taxable year during which it pays a dividend, or for the preceding taxable year, or otherwise does not constitute a "qualified foreign corporation," the dividends paid by the Issuer with respect to Common Shares held by noncorporate United States Holders will be taxable as ordinary income.

Sale or Exchange of Common Shares

Subject to the discussion of "Special Tax Provisions" below, a United States Holder will recognize capital gain or loss upon the sale or exchange of Common Shares equal to the difference between (1) the amount realized by such United States Holder and (2) the United States Holder's adjusted tax basis in the Common Shares.  The capital gain or loss generally will be long-term capital gain or loss if the United States Holder held the Common Shares for more than one year at the time of disposition.  Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates.  The deductibility of capital losses is subject to significant limitations.

Exercise of Warrants

Upon the exercise of a Warrant, a United States Holder will not recognize any gain or loss.  A United States Holder's initial tax basis in Common Shares acquired upon exercise of a Warrant should equal the United States Holder's adjusted tax basis in the Warrant, plus the exercise price, less gain, if any, recognized.  The holding period for such Common Shares will begin on the day following the date of exercise and will not include the period that the United States Holder held the Warrant.

Adjustment to Exercise Price or Conversion Ratio

Adjustments to the exercise price or conversion ratio of the Warrants that occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of constructive distributions by United States Holders.  If such constructive distributions were to occur, United States Holders could be required to recognize income for United States federal income tax purposes without receiving a corresponding distribution of cash or property.  See "Distributions on Common Shares" above.

Sale, Exchange and Expiration of Warrants

Subject to the discussion of "Special Tax Provisions" below, a United States Holder will recognize capital gain or loss upon the sale or exchange of a Warrant equal to the difference between (1) the amount realized by such United States Holder and (2) such Holder's adjusted tax basis in the Warrant.  In the event that a Warrant expires unexercised, a United States Holder will recognize capital loss in an amount equal to such Holder's adjusted tax basis in the Warrant.  Capital gain or loss recognized upon the sale, exchange or expiration of a Warrant generally will be long-term capital gain or loss if the United States Holder held the Warrant for more than one year.  Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates.  The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

For United States federal income tax purposes, a United States Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares or Warrants may be entitled, at the option of the United States Holder, to receive either a deduction or a tax credit for such foreign tax paid or withheld.  The rules relating to the United States foreign tax credit are extremely complex and the availability of the foreign tax credit and the application of the limitations with respect to such credit are fact specific.  Holders and prospective holders are urged to consult their tax advisors concerning the application of the United States foreign tax credit rules in light of their particular circumstances.

Special Tax Provisions

The United States federal income tax treatment of investments by United States persons in non-United States corporations is subject to special provisions under the Code that may alter the United States federal income tax consequences described above.

Passive Foreign Investment Company

United States persons owning shares of a "passive foreign investment company" ("PFIC") are subject to a special United States federal income tax regime with respect to specified distributions received from the PFIC and gain from the sale, exchange or other disposition of PFIC stock.  In general, a non-United States corporation will be a PFIC for any taxable year in which, after applying relevant look-through rules, either (1) 75% or more of its gross income is passive income or (2) 50% or more of the average value of its assets consists of assets that produce, or that are held for the production of, passive income.  For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from certain commodities transactions.

The Issuer has received an opinion from Perkins Coie LLP, special United States tax counsel to the Issuer that, although not free from doubt, the Issuer should not be a PFIC for the taxable year that includes the date of the closing of the Alumbrera Acquisition and ending December 31, 2003, with respect to the Special Warrants, the Warrants or the Common Shares receivable upon exercise thereof.  The opinion is based upon certain factual representations by the Issuer, including, but not limited to, (1) the composition of the gross income and assets of the Issuer and its various subsidiaries, including MAA for the 2003 taxable year and (2) the expected timely filing by MAA of an election to be classified as a partnership for United States federal income tax purposes and effective immediately prior to the date of the Alumbrera Acquisition.  The opinion is subject to standard limitations, including the fact that it is based upon current law, which could change retroactively, and is not binding upon the IRS or any court.  Accordingly, it is possible that the Issuer could, notwithstanding the opinion, be classified as a PFIC for its 2003 taxable year.  The opinion also does not address the Issuer's potential status as a PFIC for taxable years other than the 2003 taxable year.  Accordingly, because the Issuer may have been a PFIC for taxable years prior to 2003, United States Holders may be subject to the PFIC rules described below with respect to any equity interests in the Issuer acquired prior to the 2003 taxable year.  Furthermore, in the event that the Issuer becomes a PFIC in future taxable years, United States Holders who hold Warrants, Common Shares or other equity interests in the Issuer during such years generally would be subject to the rules discussed below.  The Issuer anticipates that, absent a material change in the composition of its assets or income, although not free from doubt, it should not be a PFIC in future taxable years.

A United States Holder who holds stock in a non-United States corporation during any year in which such corporation is classified as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such United States Holder.  The rules relating to the determination of whether a corporation is a PFIC and the treatment of holders of shares in a PFIC are extremely complex.  Holders and prospective holders are urged to consult their tax advisors with respect to the application of the PFIC rules in light of their particular circumstances.

Section 1291 Rules

If a United States Holder fails to make a timely QEF election or a mark-to-market election (see discussion below), for any taxable year that the Issuer is treated as a PFIC, the United States federal income tax consequences to the United States Holder generally will be determined under the so-called "interest charge" method.  In general, under the interest charge method: (i) any gain derived from the disposition of Common Shares or Warrants, as well as any "excess distribution" that is received with respect to Common Shares, will be treated as ordinary income that was earned ratably over each day in the United States Holder's holding period for the Common Shares and Warrants; (ii) the portion of the gain or excess distribution that is allocable to prior taxable years, other than any year before the corporation became a PFIC, will be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the United States Holder; and (iii) an interest charge will be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before the corporation became a PFIC.

QEF Election

In general, for any taxable year that the Issuer is a PFIC if a United States Holder makes a timely election to treat the Issuer as a qualified electing fund ("QEF") with respect to such Holder's interest therein, the electing United States Holder would be required to include annually in gross income (i) such Holder's pro rata share of the Issuer's ordinary earnings, and (ii) such Holder's pro rata share of any net capital gain of the Issuer, regardless of whether such income or gain was actually distributed.  In some cases in which a QEF does not distribute all of its earnings in a taxable year, electing United States Holders may be permitted to elect to defer the payment of some or all of their United States federal income taxes on the QEF's undistributed earnings, subject to an interest charge on the deferred tax amount.  In addition, a United States Holder of Warrants cannot make a QEF election for the Warrants and may not make a QEF election for the Common Shares received upon exercise of the Warrants prior to the taxable year in which such Warrants are exercised.  Special rules apply to a United States Holder who owns its interest in a PFIC through one or more intermediate entities or persons.  Although the Issuer expects to receive an opinion that, while not free from doubt, the Issuer should not be a PFIC for the taxable year that includes the date of the closing of the Alumbrera Acquisition and ending December 31, 2003 (as discussed above), in the event of a determination by the Issuer or the IRS that the Issuer is a PFIC, the Issuer will provide or make available to a United States Holder, upon written request, all information and documentation that the United States Holder is required to obtain in connection with making a QEF election for United States federal income tax purposes.  However, the Issuer retains the right not to provide such information if such information is requested by holders of less than 5% of the Issuer's then outstanding common shares.

In general, a United States Holder may make a QEF election for any taxable year at any time on or before the due date (determined with regard to extensions) for filing such Holder's United States federal income tax return for such taxable year (the "Election Due Date").  Treasury regulations generally provide that a United States Holder may be entitled to make a QEF election for a taxable year after the Election Due Date (a "Retroactive QEF Election"), if such Holder, among other things, is a "qualified shareholder" (which generally requires ownership of less than 2% of the voting power and value of each class of the foreign corporation's stock for all relevant periods) or (i) "reasonably believed" (within the meaning of the Treasury regulations) that, as of the Election Due Date, the foreign corporation was not a PFIC for its taxable year that ended during the taxable year for which the Retroaction QEF Election is made, and (ii) filed a Protective Statement (as described in the Treasury regulations), which generally is required to be attached to a United States Holder's federal income tax return for the Holder's first taxable year to which the Protective Statement will apply.  Holders and prospective holders are urged to consult their tax advisors regarding the availability of a Retroactive QEF Election and the procedural and other requirements that must be satisfied to preserve their ability to make such an election.

Mark-to-Market Election

As an alternative to the QEF election, United States Holders who hold, actually or constructively, marketable stock or warrants with respect to marketable stock (which generally should include Common Shares and Warrants) of a PFIC may elect to mark such stock or warrants to their respective market values (a "mark-to-market election").  If a valid mark-to-market election is made, the electing United States Holder generally will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the Common Shares or Warrants as of the close of such taxable year over such United States Holder's adjusted tax basis in such Common Shares or Warrants.  In addition, the United States Holder generally is allowed a deduction for the lesser of (i) the excess, if any, of such United States Holder's adjusted tax basis in the Common Shares or Warrants over the fair market value of such Common Shares or Warrants as of the close of the taxable year, or (ii) the excess, if any of (A) the mark-to-market gains for the Common Shares or Warrants included in gross income by such United States Holder for prior tax years, over (B) the mark-to-market losses for Common Shares or Warrants that were allowed as deductions for prior taxable years.  A United States Holder's adjusted tax basis in the Common Shares or Warrants will be increased or decreased to reflect the amount included or deducted as a result of the mark-to-market election.

Other Rules

In the event that the Issuer is a PFIC for its 2003 or future taxable years, the IRS has issued regulations that, subject to certain exceptions, would treat as taxable certain transfers of Common Shares or Warrants that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Common Shares or Warrants in the hands of the transferee and the basis of any property received in the exchange for such Common Shares or Warrants would be increased by the amount of gain recognized.  A United States Holder who has made a timely QEF election (as discussed above) generally will not be taxed on such transfers.  The transferee's basis in this case will depend on the manner of the transfer.  The specific tax effect to the United States Holder and the transferee may vary based on the manner in which the Common Shares or Warrants are transferred.

Controlled Foreign Corporation and Foreign Personal Holding Company

United States federal income tax law contains special rules regarding the federal income tax treatment of United States persons who own stock in a non-United States corporation that is classified as a "controlled foreign corporation" ("CFC") or a "foreign personal holding company" ("FPHC").  Based upon the expected distribution of Common Shares among United States Holders and Non-United States Holders, the Issuer does not expect to be classified as a CFC or a FPHC.  Although the Issuer expects that it will not be classified as a CFC or a FPHC for any year, future changes of ownership could cause the Issuer to become a CFC or a FPHC.  Holders and prospective holders are urged to consult their tax advisors with respect to how the CFC rules and the FPHC rules could affect their tax situation.

Non-United States Holders

The following discussion is addressed to Non-United States Holders.  As used in this section of the prospectus supplement, a "Non-United States Holder" is a holder that is not a United States Holder.

Payments of Interest; Dividends

Subject to the discussion under "Backup Withholding and Information Reporting" below, payments, if any, of interest earned on the Escrowed Proceeds and dividends paid on Common Shares acquired upon exercise or deemed exercise of Special Warrants generally should not be subject to United States federal income tax, including United States federal withholding tax, if paid to a Non-United States Holder, provided that such payments are not effectively connected with the conduct of a trade or business by such Non-United States Holder within the United States, and, if certain treaty provisions apply, are not attributable to a permanent establishment maintained by such Holder in the United States.

Sale, Exchange, or Other Disposition of Common Shares or Warrants

Subject to the discussion under "Backup Withholding and Information Reporting" below, any gain realized upon the sale, exchange or other disposition of the Common Shares or Warrants generally should not be subject to United States federal income tax, including United States federal withholding tax, unless (1) the gain is effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States, and, if certain treaty provisions apply, is attributable to a permanent establishment maintained by such Holder in the United States, or (2) in the case of a Non-United States Holder who is a non-resident alien individual, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met.

Backup Withholding and Information Reporting

Payments of interest earned on the Escrowed Proceeds and dividends on Common Shares, to the extent such payments are considered to be made within the United States to a Holder, and the proceeds from the sale, exchange or redemption of Common Shares or Warrants, may be subject to United States information reporting and may also be subject to United States federal backup withholding tax, unless a holder (i) is an exempt recipient (including a corporation), (ii) a payee that complies with certain requirements, including applicable certification requirements, or (iii) is described in certain other categories of persons.  For taxable years ending in 2003 through 2010, the backup withholding tax rate will be 28%.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Issuer is authorized to issue up to 700,000,000 Common Shares, of which there are 22,860,092 issued and outstanding as of June 30, 2003.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Issuer, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the outstanding Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro rata basis (a) such dividends, if any, as and when declared by the Issuer's Board of Directors at its discretion from funds legally available therefor, and (b) upon the liquidation, dissolution or winding up of the Issuer, the net assets of the Issuer after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants were created and will be issued pursuant to the terms of the Warrant Indenture.  The Issuer has appointed the principal transfer office of the Trustee in Vancouver, British Columbia, as the location at which the Warrants may be surrendered for exercise or transfer.  The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.00 any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008, at which time the Warrants will expire and become null and void.  The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below.  Under the Warrant Indenture, the Issuer will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of warrants or pursuant to the exercise of directors', officers'or employee stock options granted under the Issuer's stock option plan;

(b)

the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c)

the reduction, combination or consolidation (other than the Consolidation) of the Common Shares into a lesser number of shares;

(d)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)

the issuance or distribution to all or substantially all of the holders of the Common Shares or shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or assets of the Issuer including evidences of indebtedness or the issuance or distribution to all or substantially all of the holders of the Common Shares, any property or other assets including cash and securities.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:  (i) reclassifications or redesignations of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of the Issuer with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (iii) the transfer (other than the transfer to one of the Issuer's subsidiaries) of the undertaking or assets of the Issuer as an entirety or substantially as an entirety to another corporation or other entity.

The Issuer has covenanted in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Issuer will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment of the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares.  Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Issuer and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants.  Any amendment or supplement to the Warrant Indenture that adversely affects the interest of the holders of Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of Warrant Shares that can be acquired pursuant to all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 75% of the aggregate number of Warrant Shares that can be acquired pursuant to all the Warrants represented at the meeting and voted on the poll upon such resolution or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 75% of the aggregate number of Warrant Shares that can be acquired pursuant to the then outstanding Warrants.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Issuer's consolidated capitalization as at December 31, 2002, as at March 31, 2003 (before giving effect to the exercise or deemed exercise of any Special Warrants) and as at December 31, 2002, after giving effect to the exercise or deemed exercise of all of the Special Warrants:

Consolidated Capitalization
(all figures post-consolidation)

	Outstanding as at December 31, 2002 (audited)	Outstanding as at March 31, 2003 (1) (unaudited)	Outstanding as at December 31, 2002 after giving effect to the exercise of all Special Warrants (unaudited)
Common Shares(2)	$158,635	$162,417	$258,720(3)
(Authorized: (700,000,000 as of June 30, 2003)	(18,860,092 shares)	(22,860,092 shares)	(99,900,402 shares)
First Preference Shares	--	--	--
(Authorized: 100,000,000)	--	--	--
Second Preference Shares	--	--	--
(Authorized: 100,000,000)	--	--	--
Special Warrants	Nil	$100,085 (810,403,101 Special Warrants)	Nil
Contributed Surplus	$115	$885	$115
Deficit	$99,486	$100,657	$99,486
Total Capitalization	$59,264	$162,730	$159,349

(1)

Before giving effect to the exercise or deemed exercise of any Special Warrants.

(2)

In addition to Common Shares reserved for issue upon the exercise of the Warrants, there are currently 42,850,150 Common Shares reserved for issue upon the exercise of outstanding warrants of the Issuer, 8,950,000 Common Shares reserved for issue upon the exercise of outstanding options granted under the Issuer's stock option plan and ● Common Shares reserved for issuance upon the exercise of the Conversion Option described under "Significant Property Acquisitions and Dispositions".  See "Options to Purchase Securities".

(3)

Before deducting expenses of the Private Placement.

OPTIONS TO PURCHASE SECURITIES

STOCK OPTION PLAN

For a description of the Issuer's Stock Option Plan, see "Executive Compensation - Stock Option Plan".

The following table sets forth certain information concerning options granted pursuant to the Stock Option Plan which are outstanding as at June 30, 2003:

Optionees	Number of Common Shares under Option	Exercise Price per Common Share	Expiration Date	Market Value on Date of Grant
Executive Officers (5 individuals)	280,000 710,000 5,320,000	$1.50 $1.30 $1.35	August 8, 2006 February 6, 2008 June 16, 2010	$0.75 $1.30 $1.35
Directors(1) (5 individuals)	270,000 150,000 100,000(2) 1,300,000	$1.50 $1.30 $1.50 $1.35	August 8, 2006 February 6, 2008 July 30, 2004 June 16, 2010	$0.75 $1.30 $0.75 $1.35
Employees (3 persons)	20,000	$1.50	August 8, 2006	$0.75
Consultants (13 persons)	30,000 320,000 150,000 130,000	$1.30 $1.35 $1.70 $1.35	February 6, 2008 June 16, 2010 April 26, 2008 June 23, 2010	$1.30 $1.35 $1.70 $1.35

(1)  Excludes directors who are also executive officers of the Issuer

(2)  These options are held by two former directors.

WARRANTS TO PURCHASE COMMON SHARES

The Issuer has issued share purchase warrants to purchase Common Shares which are outstanding as follows, after giving effect to the exercise or deemed exercise of the Special Warrants:

Number of Warrants	Exercise Price per Warrant	Expiration Date
1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 8, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
4,000,000	$1.30	March 18, 2005
100,000	$1.50	April 23, 2005
200,000	$1.50	May 8, 2005
40,470,155	$2.00	May 29, 2008

The Issuer also anticipates issuing the Extension Warrant upon exercise or deemed exercise by Endeavour Mining of the Endeavour Mining Option.  See "Convertible Debt".

CONVERTIBLE DEBT

For a discussion of outstanding convertible debt please see "General Development of the Business - Significant Property Acquisitions and Dispositions."

PRIOR SALES AND TRADING INFORMATION

PRIOR SALES

Since May 30, 2002, the Issuer has issued an aggregate of 10,639,736 Common Shares (on a post-Consolidation basis as follows:

Date	Number of Common Shares	Issue price Per Common Share	Aggregate Issue Price
July 8/02	2,200,000	$1.50	$3,300,000
July 11/02	600,000	$1.50	$900,000
July 23/02	30,000	$1.00	$30,000
July 23/02	639,934	$1.50	$959,901
July 23/02	389,934	$1.50	$584,901
July 23/02	779,868	$1.50	$1,169,803
August 2/02	2,000,000	$1.00	$2,000,000
March 18/03	4,000,000	$1.00 to $1.15	$4,075,750

See "Options to Purchase Securities" for particulars of share purchase warrants and other securities issued by the Issuer which are convertible into or exercisable for Common Shares.

TRADING INFORMATION

The Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NNO".  The following table summarizes the reported high and low prices and the volume of trading of the Common Shares for the periods indicated (on a post-Consolidation basis):

PERIOD	HIGH $	LOW $	VOLUME #

2001
Third Quarter	$0.80	$0.45	473,990
Fourth Quarter	$1.10	$0.35	233,811
2002
First Quarter	$1.50	$0.40	229,545
Second Quarter	$1.60	$0.65	134,970
Third Quarter	$1.50	$0.60	8,843,143
Fourth Quarter	$0.75	$0.45	723,898
2003
First Quarter	$2.40	$0.65	15,575,250
April	$2.05	$1.65	2,148,165
May	$1.90	$1.25	2,128,016
June	$1.48	$1.25	14,832,690

All prices in the above table give effect to the Consolidation regardless of whether they relate to the period before or after the June 16, 2003 effective date of the Consolidation.

The closing price of the Common Shares on the TSX on May 16, 2003 (being the last date of trading prior to the date the Underwriters and the Issuer agreed upon and announced the terms of the Private Placement) was $1.50 per share.  The closing price of the Common Shares on the TSX on June 30, 2003 was $1.48 per share.

PRINCIPAL SHAREHOLDER

As at June 30, 2003, an aggregate of 22,860,092 Common Shares were issued and outstanding.  To the knowledge of the directors and senior officers of the Issuer, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Issuer.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Issuer for the fiscal years ended December 31, 2002, 2001 and 2000 and for the three months ended March 31, 2003 and March 31, 2002.  The following summary of selected information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this Prospectus.  See "Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

All financial data presented below are expressed in thousands of dollars, except per share data:

Northern Orion Resources Inc. - Selected Financial Information

	Three Months Ended March 31 (Unaudited)		Years ended December 31

	2003	2002	2002	2001	2000
For the period:
Net earnings (loss)	($1,171)	($468)	($1,992)	($1,285)	($23,804)
Cash generated by (applied to) operating activities	(195)	(353)	(2,134)	(1,600)	(669)
Cash generated by (applied to) financing activities	3,782	500	2,446	1,978	2,050
Cash applied to investing activities	(23)	(86)	(160)	(4)	(1,682)
Weighted average number of Common Shares outstanding (thousands)	189,045	114,148	150,263	105,835	85,331

Per Common Share:
Basic earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
Diluted earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)

At period end:
Cash and cash equivalents	4,103	620	539	387	13
Total assets	87,895	84,278	84,217	84,018	83,071
Total liabilities	25,250	32,383	24,953	32,155	52,623
Shareholders'Equity	62,645	51,895	59,264	51,863	30,448

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of the Issuer, and the historical financial statements of MAA, including the notes thereto, included elsewhere in this Prospectus.  The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The Issuer uses the Canadian dollar as its reporting currency and MAA uses the United States dollar.  All financial data presented below is in thousands of dollars, except per share data and number of shares outstanding.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002, and for the three months ended March 31, 2003, assume that the Alumbrera Acquisition was completed on the first day of the respective fiscal periods.  The pro forma consolidated balance sheet as at March 31, 2003, assumes that the Acquisition was completed on March 31, 2003.

	Pro Forma for the Three Months Ended March 31, 2003	Pro Forma for the Year Ended December 31, 2002
Operating results:
Net earnings	$1,377	$18,909

Per Common Share:
Basic earnings	0.01	0.20
Diluted earnings	0.01	0.20

Pro Forma as at March 31, 2003
Financial position:
Cash and cash equivalents	$8,818
Current assets	9,300
Total assets	239,192
Current liabilities	725
Total liabilities	77,721
Shareholders'Equity	161,471

The following table is a summary of selected quarterly financial information (unaudited) concerning the Issuer for each of the eight quarters indicated below.  All figures are expressed in thousands of dollars, except per share amounts.

	Dec. 31		Sep. 30		June 30		Mar. 31
	2002	2001	2002	2001	2002	2001	2002	2001
Revenue	20	12	--	328	(2)	2	3	20
Expenses	433	603	693	287	416	415	471	342
Loss	413	591	693	(41)	418	413	468	322
Loss/Common Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Assets	84,217	84,021	84,606	84,078	83,654	84,230	84,278	83,701
Current Liabilities	428	7,633	407	347	713	540	7,858	1,021
Reclamation and Future Income Taxes	24,525	24,525	24,525	24,356	24,356	24,356	24,525	24,421
Total Liabilities	24,953	32,158	24,932	31,618	32,153	31,811	32,383	53,575
Share Capital	158,635	149,274	158,639	149,280	149,774	149,280	149,774	126,574
Contributed Surplus	115	--	108	--	107	--	83	--
Deficit	99,486	97,411	99,073	96,820	98,380	96,861	97,962	96,448

DIVIDEND POLICY

There are no restrictions that could prevent the Issuer from paying dividends.  However, the Issuer has not paid any dividends on its Common Shares since incorporation and has no present intention of paying dividends, as it anticipates that all available funds will be invested to finance the growth of the Issuer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Issuer's consolidated financial statements and the related notes thereto which appear elsewhere in this Prospectus.  Events discussed elsewhere in this Prospectus have not been included in the discussion below.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

The Issuer recorded a loss of $1,171,000 or $0.01 per share (pre-Consolidation) in the three months ended March 31, 2003 ("first quarter 2003"), compared to a loss of $468,000 or $0.00 per share (pre-Consolidation) in the three months ended March 31, 2002 ("first quarter 2002").

The increase in costs in first quarter 2003 is primarily due to the value of stock compensation for directors and officers'stock options of $750,000 which is included in professional and consulting fees.  The cash costs for professional and consulting increased from $173,000 in first quarter 2002 to $235,000 in first quarter 2003.  Also included in professional and consulting costs are fees paid to external consultants as part of the Issuer's review of mineral property acquisitions.  Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in the second quarter 2003, until the completion of the Agua Rica and Alumbrera acquisitions.

Office and administration fees increased from $107,000 in first quarter 2002 to $230,000 in first quarter 2003.  Included in these fees are fees paid to management, legal, accounting and fees paid for management of the Argentinean subsidiaries.  During the three months ended March 31, 2003, 30,000 stock options were granted to an investor relations firm.  The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office and administration fees.

The Issuer's stock option plan is a stock appreciation rights plan, and is recorded using the fair value method.  The effect of the measurement at March 31, 2003, is $750,000 which is included in professional and consulting expense in the statements of operations and deficit and in contributed surplus in shareholders'equity on the balance sheets.

Severance and restructuring costs decreased from $154,000 in first quarter 2002 to $10,000 in first quarter 2003, due to the finalization of the restructuring process in fiscal 2002.  A gain of $27,000 on the sale of shares was recorded in first quarter 2003, with no gain in the comparative first quarter 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The Issuer recorded a loss of $1,992,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2002 ("fiscal 2002"), compared to a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001").

The increased costs are primarily due to increased professional and consulting fees, and restructuring costs in fiscal 2002.  In fiscal 2002 a portion of the administration costs in Argentina has been reduced as a result of the devaluation of the Argentine Peso.  Office and administration fees increased from $487,000 in fiscal 2001 to $552,000 in fiscal 2002.  Management fees of $70,000 were paid to Miramar in fiscal 2001 compared with no management fees paid to Miramar in fiscal 2002, and should be added to the administration costs in fiscal 2001 for comparative purposes with fiscal 2002

Professional and consulting fees increased from $718,000 in fiscal 2001 to $907,000 in fiscal 2002 as a result of the Issuer contracting out many of these services.  Included in these fees are fees paid to management, legal, accounting and fees paid for management of the Argentinean subsidiaries.  Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in the year ended December 31, 2003 ("fiscal 2003"), until the completion of the Agua Rica and Alumbrera acquisitions.  Also included in professional and consulting costs are fees paid to external consultants as part of the Issuer's review of mineral property acquisitions.

Severance and restructuring costs increased from $203,000 in fiscal 2001 to $550,000 in fiscal 2002.  Included in fiscal 2002 are severance costs of $144,000 paid to a former officer of the Issuer, and an advisory fee paid to a third party of $220,000 for assistance with the placement of the Miramar shares.

In 2001, the Issuer recorded a gain of $329,000 on the sale of common shares of an arms'-length public company, which the Issuer received as settlement for debt relating to exploration work completed on a mineral property held by the Issuer in 1997.  The Issuer subsequently signed an option agreement with this company for the disposition of the Issuer's holdings received in the debt settlement.  There was no comparative gain on sale of shares in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Issuer recorded a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001") compared to a loss of $23,804,000 or $0.28 per share (pre-Consolidation) in the year ended December 31, 2000 ("fiscal 2000").

The loss in fiscal 2001 includes no write-downs on mineral properties, whereas the comparative loss in fiscal 2000 includes write-downs on the San Jorge project and other assets of $22,271,000 or $0.26 per share (pre-Consolidation).  Excluding write-downs, the Issuer's loss in fiscal 2001 of $1,285,000 compares to a loss in fiscal 2000 of $1,599,000.

The decreased costs are due in part to the continued curtailment of exploration activities in Argentina and Cuba and costs of depreciation related to the Cuban operating assets, the reduced scale of operations, and the termination of management fees charged by Miramar following the first three months of fiscal 2001, and no termination and severance costs.

The Issuer moved out of the Miramar offices and shared office space with a group of exploration companies, where office costs are shared on a full cost recovery basis depending on activity levels in the Issuer.  Management fees of $420,000 were paid to Miramar in fiscal 2000 compared with management fees paid of $70,000 in fiscal 2001.  Office and administration costs have increased from $220,000 in fiscal 2000 to $487,000 in fiscal 2001, but overall administration decreased from $660,000 in fiscal 2000 to $557,000 in fiscal 2001 when the management fees paid to Miramar are included in the comparative figures.  Professional and consulting fees increased from $350,000 in fiscal 2000 to $718,000 in fiscal 2001 due to the restructuring completed in the second quarter of fiscal 2001.  Severance and restructuring costs also increased during fiscal 2001 to $203,000 from $157,000 in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Cash increased by $3,564,000 in first quarter 2003, and resulted in a balance of $4,103,000 at March 31, 2003, compared to $620,000 at March 31, 2002.

During first quarter 2003, the Issuer completed a private placement of 4,000,000 units priced at $1.00 ($1.15 for non arms-length parties), for gross proceeds of approximately $4,075,750, or net proceeds of $3,782,000.  Each unit in the private placement is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $1.30.  A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated.  In first quarter 2002, a private placement for proceeds of $500,000 was completed.

Operating activities utilized $195,000 in first quarter 2003 compared to $353,000 in first quarter 2002.

Investing activities included expenditures of $23,000 on mineral property interests in first quarter 2003, compared to a recovery of expenditures of $86,000 in first quarter 2002.

In first quarter 2003, the Issuer granted 890,000 stock options at a price of $1.30 to directors, officers and investor relations' consultants, pursuant to the Issuer's stock option plan.  The stock options expire on February 6, 2008.  The stock option plan authorizes the issuance of up to 1,600,000 options of which 670,000 were outstanding at December 31, 2002.  An additional 150,000 stock options have been granted to a consultant with an exercise price of $1.70 per share.  These options expire on April 26, 2008, and 40,000 vest immediately.  The remaining 110,000 vested upon receiving shareholder approval.  A stock option plan was approved by shareholders to issue up to 10% of the issued shares of the Issuer including the shares to be issued pursuant to the Special Warrant financing.

In February 2003, the Issuer entered into a binding agreement with BHP to consolidate ownership of 100% of the Agua Rica project.  On April 23, 2003, the Issuer entered into a definitive agreement with BHP and the 72% interest held by BHP was purchased for a total of US$12,600,000, with US$3,600,000 paid on May 8, 2003, and a final payment of US$9,000,000 due on or before June 30, 2005.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash increased by $152,000 in fiscal 2002 and resulted in a balance of $539,000 at December 31, 2002, compared to an increase in cash of $374,000 resulting in a cash balance of $387,000 at December 31, 2001.  At December 31, 2002, the Issuer had working capital of $508,000 as compared to a working capital deficiency of $7,042,000 at December 31, 2001.  At December 31, 2001, convertible promissory notes and accrued interest accounted for $7,167,000 of the current liabilities of $7,630,000 at that date, resulting in the increase in the working capital deficiency.  During fiscal 2002, these promissory notes were converted to 4,609,736 common shares and the related accrued interest was forgiven.

Operating activities required $2,134,000 in fiscal 2002 compared to $1,600,000 in fiscal 2001.

Financing activities during fiscal 2002 included a private placement for proceeds of $500,000, which was used for working capital.  The placement was for 833,333 common shares and 50,000 common share purchase warrants exercisable for two years at a price of $0.75.  A financing fee of 30,000 common shares at a price of $1.00 and 30,000 purchase warrants exercisable at $1.10 was paid to an arm's length party.  A second private placement completed during fiscal 2002 of 2,000,000 units at a price of $1.00 per unit provided net proceeds of $1,946,000.  Each unit in the private placement was comprised of one common share and one share purchase warrant which entitles the holder to purchase an additional common share of the Issuer until August 2, 2004, at a price per share of $0.13 per share.  In fiscal 2001 cash of $500,000 was received from Miramar and these advances were converted with previous advances from Miramar into two convertible promissory notes.

Investing activities in fiscal 2002 required $160,000 for maintenance of mineral property interests compared to $4,000 expended on mineral property interests in fiscal 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Cash increased by $374,000 in fiscal 2001 and resulted in a balance of $387,000 at December 31, 2001, as compared to a decrease in cash in fiscal 2000, with a cash balance of $13,000 at December 31, 2000.  At December 31, 2001, the Issuer had a working capital deficiency of $7,042,000 compared to a working capital deficiency of $924,000 at December 31, 2000.  Of the amount of the fiscal 2001 deficiency, the convertible promissory notes payable to Miramar accounted for $7,167,000 of the current liabilities.

Financing activities in fiscal 2001 included a private placement of 1,000,000 units priced at $1.50 per unit for net proceeds of $1,474,000.  Each unit consisted of one common share and one share purchase warrant.  The warrants had an exercise price of $1.75 during the first year and $2.00 during the second.  The warrants, due to expire on April 28, 2003, have been extended to December 31, 2003.  During fiscal 2001, Miramar advanced $500,000 which was converted with previous advances of $675,000 and cash for convertible debentures of $1,405,000 in fiscal 2000, and advances from earlier years into two convertible promissory notes.

Investing activities related to mineral property interests with $4,000 in expenditures in fiscal 2001 compared to $1,682,000 in expenditures in fiscal 2000.

FISCAL 2002 SUMMARY

The Issuer ended fiscal 2002 with working capital of $508,000.  Working capital was not sufficient at the time for the Issuer's requirements for the 2003 fiscal year.  During fiscal 2002 and in the period to the date of the prospectus, the Issuer has entered into and completed several major transactions.

A restructuring of the Issuer completed in fiscal 2001 resulted in the conversion of a $21,226,243 convertible debenture held by Miramar into 1,443,962 common shares at $14.70 each.  In addition, the Issuer's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605.  Interest accrued to June 2001 of $351,000 to the date of conversion of the Miramar promissory notes was forgiven.  This interest, which had been capitalized to mineral property interests, was reversed and the carrying value of the Issuer's mineral property interests was reduced as a result.

The conversion price for the new convertible promissory notes was $1.50 per share and in fiscal 2002, the two notes were converted into 4,609,736 common shares when Miramar, pursuant to a previously granted option, sold a significant portion of its holdings of the Issuer through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Issuer, pursuant to an option agreement on the Miramar shares.  Mr. Cross exercised the option and facilitated the redistribution of 4,800,000 of the common shares previously held by Miramar.  An advisory fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

In September 2002, the Issuer entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project.  The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in MMI.  The terms of the option agreement are as follows:

  Newport issued 400,000 common shares to the Issuer as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000.  Of these shares, 200,000 are subject to the Royalty and Proceeds Interest;

  Newport will assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month (at March 31, 2003, $171,781 is included in accounts receivable, and has not yet been received from Newport); and

  Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If the Issuer identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer.  Newport will assume US$20,000,000 of the US$28,000,000 in subordinated debt owing to the Issuer by Geominera, S.A.  Should Newport identify and secure financing, Newport will assume US$14,000,000 of the subordinated debt, leaving the Issuer with the remaining US$14,000,000 subordinated debt.  Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Royalty and Proceeds Interest in respect of the Mantua Project.  The Issuer has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000.  The amount payable under the Royalty and Proceeds Interest will thereby be reduced by $52,000.

To facilitate due diligence on Alumbrera, the Issuer agreed to reimburse Wheaton for US$1,000,000 of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project.  An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement.  Wheaton has made available all of its technical, legal and commercial due diligence, completed in early 2003 and the Issuer has updated this information to the present.

DIRECTORS AND OFFICERS OF THE ISSUER

NAME, ADDRESS, POSITION WITH ISSUER, PRINCIPAL OCCUPATION AND SECURITY HOLDING

The name, municipality of residence, position with the Issuer and principal occupation for the immediately preceding five years of each of the directors and officers of the Issuer are as follows:

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
John K. Burns(1)(2)(3) Director Philadelphia, PA	1995	Managing Director of FRM Management; President and Chief Executive Officer, Frontier Resources Management, Inc., both of Chicago, Illinois
David Cohen President, Chief Executive Officer and Director West Vancouver, B.C.	2002

President and Chief Executive Officer, Northern Orion Explorations Ltd.; 2000-2002,Vice-President and Chief Operating Officer, Northern Orion Explorations Ltd.; 1997-2001, Sr.  Vice President, Miramar Mining Corporation; director, Newport Exploration Ltd. since, January 2003.

Robert Cross Chairman of the Board and Director West Vancouver, B.C.	2001	Private investor, Director, Yorkton Securities Inc. until 1998; currently a director of Bema Gold Corporation and Nikos Explorations Ltd.
P. Terrance O'Kane(1)(2)(3) Director Surrey, B.C.	1999	Self-employed Metallurgical Engineer
Stephen Wilkinson(1)(2)(3) Director North Vancouver, B.C.	1999

President, ValGold Resources Ltd.; 1999-2002, President and Chief Executive Officer, Northern Orion Explorations Ltd.; 1997-1999, Mining Analyst, Global Mining and Metals Group, RBC Dominion Securities Inc.

Shannon Ross Chief Financial Officer Burnaby, BC	N/A	Chief Financial Officer, Lang Mining group of companies; 1999, Controller and Corporate Secretary, Dia Met Minerals Ltd.; 1996-1999, Controller, Hunter Dickinson group of companies
Sargent H. Berner Corporate Secretary Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Mary P. Collyer Assistant Secretary West Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors

(1)

Member of audit committee.

(2)

Member of executive compensation and corporate governance committee.

(3)

Member of environmental committee.

Endeavour Mining Capital Corp. has the right to appoint a nominee to the board of directors of the Issuer, while amounts remain outstanding under the Credit Facility described under "Significant Property Acquisitions and Dispositions", but has indicated it will not exercise that right at this time.

The term of office of each of the Issuer's directors expires at the Issuer's next annual general meeting at which directors are elected for the upcoming year.  The Issuer's last annual general meeting took place on June 16, 2003.

AGGREGATE OWNERSHIP OF SECURITIES

As at June 30, 2003, the directors and officers of the Issuer, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,046,020 Common Shares or 4.58% of the Common Shares.  After giving effect to the exercise or deemed exercise of the Special Warrants, the above shareholdings would constitute 1% of the 103,900,402 Common Shares then issued and outstanding.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed herein, to the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has been, within the ten years preceding the date of this Prospectus, a director or officer of any other issuer which, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the other issuer access to any statutory exemptions for a period of more than 30 days consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Cross, a director of the Issuer, joined the board of Livent Inc. ("Livent") as part of the M.  Ovitz Group in June 1998.  Accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998.  Thereafter, a class action suit was filed against Livent and its directors.  Mr.  Cross is currently not involved in any actions or proceedings in respect of Livent.

PENALTIES OR SANCTIONS

To the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

PERSONAL BANKRUPTCIES

No director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

CONFLICTS OF INTEREST

David Cohen, the President and a director of the Issuer, is a director of Newport, which has acquired an option in respect of the Issuer's Mantua Project.  Mr. Cohen joined the board of Newport after the option agreement was entered into.  See "Mineral Property Interests of the Issuer - Mantua Project".

Except as disclosed herein, to the knowledge of management of the Issuer, there are no existing material conflicts of interest between the Issuer or any subsidiary of the Issuer and a director or officer of the Issuer or any subsidiary of the Issuer.  Directors and officers of the Issuer and its subsidiaries may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Issuer or any of its subsidiaries may participate, the directors of the Issuer may have a conflict of interest in negotiating and conducting terms in respect of such participation.  In the event that such conflict of interest arises at a meeting of the Issuer's Board of Directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

The information as to ownership of securities of the Issuer, corporate cease trade orders or bankruptcies, penalties or sanctions, personal bankruptcies or insolvencies and existing or potential conflicts of interest has been provided by each insider of the Issuer individually in respect of himself or herself.

EXECUTIVE COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Prospectus, "named executive officers" means each of the individuals comprised of the Chief Executive Officer as at December 31, 2002, and the other four most highly compensated executive officers of the Issuer as at December 31, 2002, whose individual total compensation for the most recently completed fiscal year exceeded $100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year.  The term "SAR" used herein means stock appreciation rights.  "LTIP" means long term incentive plan.

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets out all annual and long-term compensation for services in all capacities to the Issuer and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Awards
Name of Principal and Position	Year	Salary ($)	Bonus for the Year ($)	Other Annual Com-pensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded ($)	LTIP Payouts	All Other Compens-ation ($)(2)
David Cohen President and Chief Executive Officer(1)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	144,000(2) 120,000(2) Nil	Nil 120,000(3) 70,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Wilkinson Former President and Chief Executive Officer (5)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	84,000(6) 144,000(6) 108,000(7)	Nil 170,000(3) 120,000(4)	Nil Nil Nil	Nil Nil Nil	162,000(8) Nil Nil
Robert Cross Chairman of the Board (9)	2002	Nil	Nil	104,326(10)	Nil	Nil	Nil	Nil

(1)

Mr.  Cohen was appointed President and Chief Executive Officer in August 2002.  Prior to August 2002, Mr.  Cohen served as Vice-President and Chief Operating Officer of the Issuer.

(2)

Paid to Maluti Services Ltd.  of which Mr.  Cohen is the principal.  A further $101,182 in 2002 and $97,024 in 2001 was paid to Maluti Services Ltd.  on account of expenses.

(3)

35,000 of these stock options (post-Consolidation figure) are subject to vesting and will vest on August 30, 2003, the second anniversary date of grant.  In the event of a "Major Corporate Transaction", these unvested options will vest immediately.  A Major Corporate Transaction is defined as a bona fide offer to shareholders of the Issuer which, if accepted, would result in the offeror becoming a control person of the Issuer or a transaction by which the Issuer enters into an agreement which provides for or could result in an exchange of shares by shareholders of the Issuer.

(4)

These stock options (post-Consolidation figure) were granted on February 4, 2000, and were cancelled during the fiscal year ended December 31, 2001.

(5)

Mr.  Wilkinson was President and Chief Executive Officer from October 1999 to August 2002.

(6)

Paid to Dunrowan Management Ltd.  ("Dunrowan") of which Mr.  Wilkinson is a shareholder.  A further $12,407 in 2002 and $31,380 in 2001 was paid on account of expenses.

(7)

A further $68,113 was paid to Dunrowan on account of expenses.

(8)

Represents a severance payment paid to Mr.  Wilkinson in connection with his resignation as President and Chief Executive Officer in August 2002.  See "Termination of Employment, Change in Responsibilities and Employment Contracts".

(9)

Robert Cross was appointed Chairman of the Board in June 2002.

(10)

Paid to 1341180 Ontario Ltd.  of which Mr.  Cross is the principal.  $44,326 of this amount was paid to 1341180 Ontario Ltd.  and other private companies of which Mr.  Cross is the principal, on account of expenses.

Long-Term Incentive Plan (LTIP) Awards

The Issuer has no long-term incentive plan pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Issuer's securities) was paid.

Options and SARs

STOCK OPTIONS

Under the stock option plan of the Issuer (the "Stock Option Plan"), options to purchase Common Shares may be granted to full or part-time employees and directors of the Issuer or subsidiaries of the Issuer and other persons or companies engaged to provide ongoing management or consulting services for the Issuer or any entity controlled by the Issuer.  In determining the number of Common Shares subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Issuer.  The exercise price per Common Share may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted.  Each option is for a term specified by the directors, to a maximum of ten years, and is not exercisable unless the optionee has been employed by, is a director or an officer of, or is engaged in providing ongoing management and consulting services for, the Issuer or a subsidiary of the Issuer continuously since the date of grant of the option, except in the case of the death of the optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable to a maximum of 30 days thereafter.  The Stock Option Plan does not provide for the granting of financial assistance, whether by way of loan, guarantee or otherwise, by the Issuer in connection with any purchase of Common Shares from the Issuer.

The directors of the Issuer have approved the adoption of an amended Stock Option Plan which increases the number of Common Shares reserved for grant to 10% of the post-Consolidated issued and outstanding Common Shares, including the Common Shares underlying the Special Warrants, or 10,390,040 Common Shares reserved under the Stock Option Plan.  They have also approved the granting of an aggregate of 8,750,000 options under the amended Stock Option Plan.

STOCK APPRECIATION RIGHTS

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan.  A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive the number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares to which the terminated option relates (which is the average of the high and low board lot prices for the Common Shares on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such Common Shares multiplied by the difference between the fair value and the exercise price per share of such Common Shares, less any amount required to be withheld on account of income taxes.

Option/SAR Grants During the Most Recently Completed Fiscal Year

The Issuer did not grant any stock options or share appreciation rights under the Stock Option Plan or otherwise during the most recently completed fiscal year to any of the Named Executive Officers.  Subsequent to the end of the most recently completed fiscal year, 8,110,000 stock options were granted under the Stock Option Plan, of which 5,300,000 million were granted to Named Executive Officers.

Aggregate Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed fiscal year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the fiscal year end and the value of unexercised in-the-money options on an aggregated basis at the fiscal year end.  The Named Executive Officers did not exercise any options in respect of the Issuer's shares during the most recently completed fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year End (#) [Exercisable/ Unexercisable]	Value of Unexercised In-The-Money Options/SARs at Financial Year End ($) [Exercisable/ Unexercisable]
David Cohen	Nil	N/A	85,000/35,000(1)	Nil/Nil
Stephen Wilkinson	Nil	N/A	135,000/35,000(1)	Nil/Nil
Robert Cross	Nil	N/A	50,000/Nil(1)	Nil/Nil

(1)

post-Consolidation figures

In-the-money options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing price of the Common Shares on December 31, 2002 was $0.075 (pre-Consolidation).

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed fiscal year.

Termination of Employment, Change in Responsibilities or Control and Employment Contracts

The services of David Cohen and Robert Cross are provided pursuant to management contracts with private corporations controlled by them.  As the closing of the Alumbrera Acquisition, the Issuer entered into management contracts with each of Robert Cross and David Cohen pursuant to which Messrs. Cross and Cohen will receive compensation of $22,500 per month and a $200,000 bonus payable as to $100,000 in cash and $100,000 in Common Shares.  Each of Mr. Cross and Cohen is entitled to a payment equal to two years'compensation ($540,000 each) in the event of termination due to change of control of the Issuer.  Copies of these management contracts have been filed on SEDAR and will be available for inspection on the SEDAR website upon final receipt of this Prospectus.

Except as otherwise disclosed herein, the Issuer and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Issuer's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change of responsibilities following a change of control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

Management contracts with respect to the services of Mr.  Cohen and Mr.  Cross are described under "Termination of Employment, Change in Responsibilities and Employment Contracts".  Certain administrative and accounting services are provided to the Issuer by LMC Management Services Ltd., a company owned by a number of other public corporations.  Services are supplied by LMC Management Services Ltd. on a full cost recovery basis.  The Issuer paid an aggregate of approximately $169,161 to LMC Management Services Ltd.  in respect of its services in the financial year ended December 31, 2002.

Except as otherwise disclosed herein, no management functions of the Issuer are performed to any substantial degree by a person other than the directors or senior officers of the Issuer.

RELATED PARTY TRANSACTIONS

During the three immediately preceding fiscal years of the Issuer and the period from December 31, 2002 to date, the Issuer has not acquired services or assets from an insider, promoter, member of management or their respective associates or affiliates except as set out elsewhere in this Prospectus.

INDEBTEDNESS TO ISSUER OF DIRECTORS,
EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is not currently, nor was there during the most recently completed fiscal year, any indebtedness of any director, executive officer, senior officer, proposed nominee for election as director or associate of any of them, to or guaranteed or supported by the Issuer or any of its subsidiaries either pursuant to an employee stock purchase program of the Issuer or otherwise.

RISK FACTORS

An investment in securities of the Issuer is speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities.  In addition to the other information set forth elsewhere in this Prospectus, the following risk factors should be carefully reviewed by prospective investors:

EXPLORATION, DEVELOPMENT AND OPERATING RISKS

Mining operations generally involve a high degree of risk.  The Issuer's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by the Issuer or any of its joint venture partners will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Issuer towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

INSURANCE AND UNINSURED RISKS

The Issuer's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Issuer's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Issuer maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations.  The Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Issuer or to other companies in the mining industry on acceptable terms.  The Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Issuer may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Issuer to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations.  Environmental hazards may exist on the properties on which the Issuer holds interests or on the properties which are being acquired pursuant to the Acquisition which are unknown to the Issuer at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Issuer's operations.  To the extent such approvals are required and not obtained, the Issuer may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

ENVIRONMENTAL RISKS AT THE ALUMBRERA MINE

A seepage plume has developed in the natural groundwater downstream of the tailings facility, within MAA's concession.  A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate.  It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River.  Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.  The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture.  Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

The Issuer has not obtained any indemnities from RTP, the vendor of the Alumbrera Mine, against potential environmental liabilities that may arise from the seepage plume or a rupture of the pipeline.

PERMITTING

The Issuer's operations in Argentina and Cuba are subject to receiving and maintaining permits from appropriate governmental authorities.  Although MAA currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations.  Prior to any development on any of its properties, the Issuer must receive permits from appropriate governmental authorities.  There can be no assurance that the Issuer will continue to hold all permits necessary to develop or to commence or to continue operating at any particular property.

INFRASTRUCTURE

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Issuer's operations, financial condition and results of operations.

BUSINESS INTERRUPTION RISKS AT THE ALUMBRERA MINE

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAA and could adversely affect the Issuer's financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina.  On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month.  A serious accident involving a bus or plane could result in multiple fatalities.  The disruption of these services could also result in significant disruption to the operations of MAA and have an adverse effect on the financial condition and operations of the Issuer.

UNCERTAINTY IN THE ESTIMATION OF ORE RESERVES AND MINERAL RESOURCES

The figures for Ore Reserves and Mineral Resources contained in this Prospectus are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Ore Reserves and Mineral Resources, including many factors beyond the Issuer's control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Ore Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Ore Reserves and Mineral Resources, or of the Issuer's ability to extract these Ore Reserves, could have a material adverse effect on the Issuer's results of operations and financial condition.

UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.

NEED FOR ADDITIONAL RESERVES

Because mines have limited lives based on proven and probable reserves, the Issuer must continually replace and expand its reserves.  The life-of-mine estimates included in this Prospectus for the Alumbrera Mine may not be correct.  The Issuer's ability to maintain, or increase its annual production of gold and copper will be dependent in significant part on its ability to bring new mines into production and MAA's ability to expand reserves at the Alumbrera Mine.

The Alumbrera Mine has an estimated mine life of ten years.  The Issuer does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to Ore Reserves.

LAND TITLE

Although the title to the properties owned and proposed to be acquired by the Issuer were reviewed by or on behalf of the Issuer, no formal title opinions were delivered to the Issuer and, consequently, no assurances can be given that there are no title defects affecting such properties.  Title insurance generally is not available, and the Issuer's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt.  Accordingly, the Issuer's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, the Issuer may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

COMPETITION

The mining industry is competitive in all of its phases.  The Issuer faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than the Issuer.  As a result of this competition, the Issuer may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, the Issuer's revenues, operations and financial condition could be materially adversely affected.

ADDITIONAL CAPITAL

The mining, processing, development and exploration of the Issuer's properties, may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Issuer's properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Issuer.  Low gold prices during the five years prior to 2002 adversely affected the Issuer's ability to obtain financing, and low gold and copper prices could have similar effects in the future.

COMMODITY PRICES

The price of the Common Shares, the Issuer's financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold and copper.  Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Issuer's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and copper-producing countries throughout the world.  The price of gold and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Issuer's properties to be impracticable.

Depending on the price of gold and copper, cash flow from mining operations may not be sufficient and the Issuer could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.  Future production from the Issuer's mining properties is dependent on gold and copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and copper prices could result in material write-downs of the Issuer's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Issuer's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.

Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil.  Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

COMMODITY HEDGING

Currently the Issuer's policy is not to hedge future metal sales, however, this policy may change in the future.  MAA does hedge some metal sales.  Hedging of metal sales may require margin activities.  Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of the Issuer or MAA.

There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful.  Hedging may not protect adequately against declines in the price of the hedged metal.  Although hedging may protect the Issuer and MAA from a decline in the price of the metal being hedged, it may also prevent the Issuer and MAA from benefiting fully from price increases.

EXCHANGE RATE FLUCTUATIONS

Exchange rate fluctuations may affect the costs that the Issuer incurs in its operations.  The Issuer's costs in Cuba and Argentina are incurred principally in US dollars.  The Issuer's costs in Canada are incurred principally in Canadian dollars.  The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold and copper production in US dollar terms.  From time to time, the Issuer transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful.  Currency hedging may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Issuer's financial position.

GOVERNMENT REGULATION

The mining, processing, development and mineral exploration activities of the Issuer are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  Although the Issuer's mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Issuer.

FOREIGN OPERATIONS

A majority of the Issuer's operations are currently conducted in Argentina and in Cuba, and as such the Issuer's operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Argentina and Cuba may adversely affect the Issuer's operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Issuer's operations or profitability.

LABOUR AND EMPLOYMENT MATTERS

Production at the Alumbrera Mine will be dependant upon the efforts of MAA's employees and may be affected by MAA's relationship with both its unionized and non-unionized employees.  In addition, relations between the Issuer and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Issuer carries on business.  Adverse changes in such legislation or in the relationship between MAA with its employees may have a material adverse effect on the Issuer's business, results of operations and financial condition.

ECONOMIC AND POLITICAL INSTABILITY IN ARGENTINA

The Alumbrera Mine and the Agua Rica Project are located in Argentina.  There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.  In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources.  Argentina recently suffered severe economic difficulties including a significant currency devaluation, although in management's view there have been generally recognized improvements in economic and social conditions in recent months.  The operations of MAA may be affected in the foreseeable future by these conditions.

In response to the political and economic instability in Argentina, in January 2002 the Argentinian government announced the abandonment of the one-to-one peg of the Argentina peso to the US dollar.  See the audited annual financial statements of MAA included in this Prospectus for a description of the financial impact on MAA of the removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to the US dollar.  During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations.  In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest.  In addition, the government has also renegotiated or defaulted on contractual arrangements.  Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  There have been some minor disruptions to access routes near the Alumbrera mine site about one year ago which did not affect the supply of goods to the mine.  Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods.  Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

Certain events could have significant political ramifications to MAA in Argentina.  In particular, serious environmental incidents such as the rupture of the concentrate pipeline, contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights.  YMAD has granted a mining lease to MAA pursuant to the UTE Agreement.  Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAA's rights to the Alumbrera mining prospects in particular, could adversely impact MAA's ability to operate the Alumbrera Mine.

Certain political and economic events such as: (i) the inability of MAA to obtain US dollars in a lawful market of Argentina or to effect the lawful transfer of US dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAA's ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

FOREIGN SUBSIDIARIES

The Issuer conducts operations through foreign (Cayman Islands, Delaware, Argentinian, Cuban and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Issuer's ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Issuer's valuation and stock price.

HELMS-BURTON

Cuban properties held by the Issuer may be subject to political risks arising out of the regulatory restrictions imposed by the United States on commerce and relations with Cuba.  In 1996, a new United States federal law, the "Helms-Burton Act", was passed.  It grants US companies whose Cuban properties were confiscated in 1958-1959 during the transition of the Cuban government to a communist government, the right to bring action in US district court against foreign nationals that "traffic" in, or make use of, confiscated property, subject to the authority of the President of the United States to suspend the right of a potential plaintiff.  Although the Issuer does not believe the its Cuban properties or the minerals extracted from such properties, if any, will be subject to such claims, there can be no assurance that potential claimants do not exist or will not seek to bring an action against the Issuer.  Investment in Cuba has also been subject to certain legal, political and economic risks as a result of the relations between the United States and Cuba that may adversely affect the Issuer's ability to obtain equipment, personnel and other resources required to conduct its exploration activities in Cuba.  In addition, communist governments in a number of countries have expropriated private property in the past, in many cases without adequate compensation.  There can be no assurance that the Cuban government will not expropriate the Issuer's Cuban properties in the future.

ACQUISITION STRATEGY

As part of the Issuer's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry.  In pursuit of such opportunities, the Issuer may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Issuer.  The Issuer cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Issuer's business.

OPERATIONS OF THE ISSUER FOLLOWING THE ACQUISITION

The timing and manner of the implementation of decisions made with respect to the ongoing business of the Issuer following the Acquisition will materially affect the operations of the Issuer.  Restructuring or integration of the operations of MAA, PGM, Wheaton and the Issuer will require the dedication of the management resources, which could distract attention from the day-to-day operations of the separate businesses of each company.  If management of the Issuer is unable to effectively manage any such restructuring or integration, the operating results and financial condition of the Issuer could be materially adversely affected.  In the event that the operations of MAA, PGM, Wheaton and the Issuer are restructured or integrated, there can be no assurance that the Issuer will be able to retain the key personnel currently employed in the separate operations of each company.

JOINT VENTURES

The Issuer holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Wheaton and MIM, respectively.  The Issuer's interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Issuer's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

MARKET PRICE OF COMMON SHARES

The Common Shares of the Issuer are listed on the TSX.  Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  The Issuer's share price is also likely to be significantly affected by short-term changes in gold or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the Issuer's performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Issuer's business may be limited if investment banks with research capabilities do not continue to follow the Issuer's securities; (ii) the lessening in trading volume and general market interest in the Issuer's securities may affect an investor's ability to trade significant numbers of Common Shares; (iii) the size of the Issuer's public float may limit the ability of some institutions to invest in the Issuer's securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Issuer's securities to be delisted from the TSX, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Issuer's long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Issuer may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

ARGENTINIAN ANTI-TRUST LAWS

The Issuer and BHP have filed a consultative opinion seeking a ruling from the Competition Defence Commission (the "CDC") in Argentina that notification for antitrust approval by the CDC is not required in respect of the Alumbrera Acquisition.  The CDC is the regulatory body in Argentina that monitors transactions that may attract antitrust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations.  While the Issuer has obtained advice from its Argentina counsel that the Alumbrera Acquisition is not subject to Argentina's antitrust laws, a ruling to this effect from the CDC has not yet been obtained, and there can be no assurance that such a favourable ruling will be obtained.  A filing has also been made with the CDC by Argentine counsel on behalf of BHP and the Issuer in connection with the Agua Rica transaction. While the Issuer has been advised by its Argentine counsel that the possibility of an adverse ruling in respect of the Agua Rica transaction is remote, a ruling has not yet been made by the CDC, and there can be no assurance that such a favourable ruling will be obtained.  Argentine counsel has advised the Issuer that in circumstances where the CDC rules that a tranaction is contrary to applicable Argentine anti-trust laws, the CDC has the authority to require the parties to restructure or ultimately unwind a transaction.

PROMOTERS

David Cohen, the President and a director of the Issuer, and Robert Cross, the Chairman of the Board and a director of the Issuer, may be considered promoters of the Issuer under applicable securities laws due to their role in reorganizing the business of the Issuer.  Other than their services as described in "Directors and Officers of the Issuer", the Issuer has received and is to receive nothing of value, directly or indirectly, from either Mr. Cohen or Mr. Cross.

MATERIAL CONTRACTS

The only material contracts entered into by the Issuer since May 30, 2001, other than in the ordinary course of business, that can be reasonably regarded as presently being material to the Issuer, are the following:

1.

the Underwriting Agreement (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");

2.

the Special Warrant Indenture (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");

3.

the Warrant Indenture (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");

4.

the Purchase Agreement (see "Alumbrera Acquisition - Purchase Agreement and other Contracts");

5.

purchase agreement with BHP respecting Agua Rica (see "General Development of the Business -Significant Property Acquisitions and Dispositions"); and

6.

management contracts with private companies controlled by each of David Cohen and Robert Cross (see "Management Contracts").

A copy of each of the foregoing contracts may be inspected at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, during normal business hours during the period of distribution of the securities distributed pursuant to this Prospectus.

LEGAL PROCEEDINGS

There are no legal proceedings material to the Issuer to which the Issuer or any of its subsidiaries is a party or to which any of the Issuer's properties is subject and no such proceedings are known by the Issuer to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed below and elsewhere in this Prospectus, to the knowledge of the Issuer, no director or executive officer of the Issuer, or associate or affiliate of any of the persons or companies mentioned above has had any material interest, direct or indirect, in any transaction since May 30, 2000, or in any proposed transaction, that has materially affected or will materially affect the Issuer or any subsidiary of the Issuer.

In March 2002, ValGold Resources Ltd., a company with, at the time, two common directors (being Frank Lang and Stephen J. Wilkinson with the Issuer (now only one common director, being Stephen J. Wilkinson), purchased 833,333 Common Shares and 50,000 share purchase warrants of the Issuer on a private placement basis for total consideration of $500,000.  Proceeds of the private placement were used for working capital purposes and to conduct due diligence related to a potential acquisition.

In August 2002, Robert Cross and an associate of David Cohen each purchased 1,000,000 units, each consisting of one Common Share of the Issuer and one share purchase warrant of the Issuer exercisable for one Common Share at a price of $1.30 per Common Share for two years.  These units on a private placement basis for aggregate consideration of $2,000,000.  Proceeds of the private placement were used for working capital purposes and to conduct due diligence respecting a potential acquisition.  In March 2003, Sargent Berner and an associate of each of David Cohen and Robert Cross purchased in the aggregate 505,000 units of 4,000,000 units issued by the Issuer on a private placement basis (each such unit consisting of one Common Share and one share purchase warrant exercisable for one Common Share at a price of $1.30 for two years).

During the fiscal year ended December 31, 2002, the Issuer paid administrative expenses to LMC Management Services Ltd., a private company which has a director and an officer in common with the Issuer (Stephen J. Wilkinson and Shannon Ross, respectively) and provides services to the Issuer on a full cost recovery basis.  No fees are paid for the services of Mr. Wilkinson.

During the fiscal year ended December 31, 2002, the Issuer paid legal fees of $104,328 to a law firm of which Sargent H. Berner and Mary P. Collyer, officers of the Issuer, are partners.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Issuer are Deloitte & Touche LLP, Chartered Accountants, 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver, British Columbia  V7X 1P4, who were first appointed auditors of the Issuer effective May 16, 2003.

The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and it will also act as registrar and transfer agent for the Warrants.  Pacific Corporate Trust Company has been appointed trustee under each of the Special Warrant Indenture and the Warrant Indenture and has been appointed escrow agent for the purpose of holding the Escrowed Proceeds in escrow pursuant to the terms of the Special Warrant Indenture.  See "Plan of Distribution".

LEGAL MATTERS

Certain legal matters relating to the securities to be distributed under this Prospectus will be passed upon for the Issuer by Stikeman Elliott LLP and Perkins Coie LLP, and for the Underwriters by Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP.  As at July 24, 2003, the partners and associates of each of Stikeman Elliott LLP and Cassels Brock & Blackwell LLP beneficially owned, directly or indirectly, less than one per cent of the then outstanding Common Shares.

PURCHASERS'STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of Special Warrants who acquires Common Shares and Warrants upon the exercise or deemed exercise of such Special Warrants, as provided for in this Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of Special Warrants, but also of the Private Placement, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Underwriters or the Issuer on the acquisition of the Special Warrants.  In the event such holder is a permitted assignee of the interest of the original subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber.  The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under section 131 of the Securities Act (British Columbia), section 203 of the Securities Act (Alberta) and section 130 of the Securities Act (Ontario) or the corresponding provisions of other securities legislation or otherwise at law and is subject to the defences, limitations and other provisions of such legislation.

GLOSSARY OF MINING TERMS

In this Information Circular, the Exhibits hereto, and the accompanying Notice of Meeting, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

"Ag" means silver

"As" means arsenic

"assay" means the chemical analysis of mineral samples to determine the metal content

"Au" means gold

"capital expenditure" means all other expenditures not classified as operating costs

"composite" means combining more than one sample result to give an average result over a larger distance

"concentrate" means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

"crushing" means initial process of reducing ore particle size to render it more amenable for further processing

"Cu" means copper

"cutoff grade" means the minimum metal grade at which a ton of rock can be processed on an economic basis

"deposit" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved

"dilution" means waste, which is unavoidably mined with ore

"dip" means angle of inclination of a geological feature/rock from the horizontal

"fault" means the surface of a fracture along which movement has occurred

"Fe" means iron

"flotation" means the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines.  The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

"footwall" means the underlying side of an orebody or stope

"gangue" means non-valuable components of the ore

"grade" means the measure of concentration of the applicable metal within mineralized rock

"hanging wall" means the overlying side of an orebody or slope

"haulage" means a horizontal underground excavation which is used to transport mined ore

"hydrocyclone" means a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials

"igneous" means Primary crystalline rock formed by the solidification of magma

"Indicated mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"Inferred mineral resources" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"kriging" means an interpolation method of assigning values from samples to blocks that minimizes the estimation error

"lenticular" means in the form of elongated lenses

"lithological" means geological description pertaining to different rock types

 "Measured mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"mill" means a plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals

"milling" means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

"mine" means an excavation in the earth for the purpose of extracting minerals.  The evacuation may be an open pit on the surface or underground workings

"Mineral / Mining Lease" means a lease area for which mineral rights are held

"mineral reserve" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes allowances for dilution and losses that may occur when the material is mined

"mineral resources" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

"mineralization" means the concentration of minerals within a body of rock

"Mo" means molybdenum

"ore" means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit

"Pb" means lead

"Proven mineral reserve" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Probable mineral reserve" means the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"Sb" means antimony

"sedimentary" means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

"stratigraphy" means study of stratified rocks in terms of time and space

"Strike" means direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

"sulfide" means sulfur bearing mineral

"tailings" means finely ground waste rock from which valuable minerals or metals have been extracted

"thickening" means process of concentrating solid particles in suspension

"total expenditure" means all expenditures including those of a operating and capital nature

"variogram" means statistical representation of the characteristics (usually grade)

"Zn" means zinc

GLOSSARY OF UNITS

"cm" means a centimetre

"g" means gram or grammes

"g/t" means grammes per metric tonne

"ha" means a hectare

"hrs" means hours

"k" means one thousand units

"kg" means a kilogram

"km" means a kilometre

"km2" means a square kilometre

"koz" means one thousand fine troy ounces

"kt" means one thousand metric tonnes

"kWh/t" means kilowatt hour per tonne

"lb" means pound

"m" means a metre

"m2" means a square metre - measure of area

"m3" means a cubic metre

"mt" means a million metric tonne

"mm" means a millimetre

"moz" means a million troy ounces

"mtpa" means a million metric tonnes per annum

"mw" means a million watts

"oz" means a fine troy ounce equalling 31.10348 grammes

"ppb" means parts per billion

"ppm" means parts per million

"tpd" means tonnes per day

"t" means a metric tonne

"US$m" means a million United States Dollars

"US$" means United States Dollar

"US$/oz" means United States Dollars per fine troy ounce

"US$/t" means United States Dollars per tonne

"o" means degrees

"C" means degrees centigrade

"%" means percentage

" '" means minutes

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000

and three months ended March 31, 2003 and 2002 (Unaudited)

Deloitte & Touche LLP

P.O. Box 49279

Four Bentall Centre

2800 - 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1P4

Tel: (604) 669 4466

Fax: (604) 685 0395

www.deloitte.ca

Auditors'Report

To the Board of Directors of

Northern Orion Resources Inc.

(formerly Northern Orion Explorations Ltd.)

We have audited the consolidated balance sheets of Northern Orion Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

"Deloitte & Touche LLP"

Chartered Accountants

Vancouver, British Columbia

June 20, 2003 (except for Note 14, which is as at July 25, 2003)

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001

Assets

Current assets
Cash and cash equivalents	$ 4,103	$ 539	$ 387
Marketable securities (note 4)	93	142	--
Due from related parties (note 10)	16	25	--
Accounts receivable	303	230	167
Prepaid expenses	70	--	34
	4,585	936	588

Plant and equipment (note 5(a))	2,186	2,187	2,192
Mineral property interests (note 5(b))	81,124	81,094	81,238

	$ 87,895	$ 84,217	$ 84,018

Liabilities and Shareholders'Equity

Current liabilities
Accounts payable and accrued liabilities	$ 670	$ 428	$ 371
Due to related parties (note 10)	55	--	92
Convertible promissory notes payable (note 7(d))	--	--	7,167
	725	428	7,630

Provision for reclamation obligations	40	40	40
Future income taxes (note 9)	24,485	24,485	24,485
	25,250	24,953	32,155

Shareholders'equity
Share capital (note 7)	162,417	158,635	149,274
Contributed surplus (note 7(b))	885	115	--
Deficit	(100,657)	(99,486)	(97,411)
	62,645	59,264	51,863

	$ 87,895	$ 84,217	$ 84,018
Continuing operations (note 1)

Commitments (note 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"David W. Cohen"

"Stephen J. Wilkinson

David W. Cohen

Stephen J. Wilkinson

Director

Director

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Operations and Deficit

(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31, (Unaudited)		Years ended December 31,
	2003	2002	2002	2001	2000

Expenses
Cost of Sales	--	--	--	--	$ 142
Depreciation and depletion	$ 1	$ --	$ 5	$ 32	$ 317
Foreign exchange loss (gain)	(20)	2	(1)	137	(44)
Management fees (note 10)	--	--	--	70	420
Office and administration (note 10)	230	142	552	487	220
Professional and consulting (note 7(b))	985	173	907	718	350
Severance and restructuring costs	10	154	550	203	157
Write-down of mineral property interests	--	--	--	--	22,271
Write-down of other assets	--	--	--	--	37
	1,206	471	2,013	1,647	23,870

Gain on sale of shares	(27)	--	--	(329)	--
Interest income	(8)	(3)	(21)	(33)	66

Loss for the period	(1,171)	(468)	(1,992)	(1,285)	(23,804)

Deficit, beginning of period, as previously reported	(99,486)	(97,411)	(97,411)	(96,126)	(72,322)

Adjustment for stock-based compensation (note 2)	--	(83)	(83)	--	--

Deficit, end of period	$ (100,657)	$ (97,962)	$ (99,486)	$ (97,411)	$ (96,126)

Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.28)

Weighted average number of common shares outstanding	189,045,366	114,148,000	150,263,026	105,835,278	85,330,540

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Cash Flows

(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31 (Unaudited)	Years ended December 31
	2003	2002	2002	2001	2000

Cash provided by (used for):

Operations:
Loss for the period	$ (1,171)	$ (468)	$ (1,992)	$ (1,285)	$ (23,804)
Items not involving cash
Depreciation and depletion	1	--	5	32	317
Write-down of mineral property interests	--	--	--	--	22,271
Gain on sale of shares	(27)	--	--	--	--
Write-down of other assets	--	--	--	--	37
Stock-based compensation	770	--	32	--	--
	(427)	(468)	(1,955)	(1,253)	(1,179)
Changes in non-cash operating working capital
Accounts receivable	(73)	(14)	(153)	(131)	311
Due to/from related parties	64	40	(117)	92	--
Proceeds on sale of marketable securities	76	--	--	--	--
Prepaid expenses	(77)	3	34	3	(3)
Accounts payable and accrued liabilities	242	86	57	(311)	202
	(195)	(353)	(2,134)	(1,600)	(669)

Investments:
Mineral property interests	(23)	(86)	(160)	(4)	(1,682)

Financing:
Promissory notes	--	500	--	500	675
Reclamation	--	--	--	4	(30)
Convertible debenture	--	--	--	--	1,405
Common shares issued for cash	3,782	--	2,446	1,474	--
	3,782	500	2,446	1,978	2,050

Increase (decrease) in cash and cash equivalents during the period	3,564	233	152	374	(301)
Cash and cash equivalents, beginning of period	539	387	387	13	314

Cash and cash equivalents, end of period	$ 4,103	$ 620	$ 539	$ 387	$ 13

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

1.

Nature of operations:

Northern Orion Explorations Ltd. ("the Issuer") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Issuer is in the mineral exploration and development stage and has not yet proven whether its resource properties contain reserves that are economically recoverable.

These financial statements are prepared on the basis that the Issuer will continue as a going concern, which assumes that the Issuer will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Issuer's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Issuer has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt.  The ability of the Issuer to continue as a going concern is dependent upon obtaining the necessary financing (notes 14(c) and (d)) to ensure that the Issuer is able to meet its liabilities and commitments as they come due.  There can be no assurance that required funding will be available on an economic basis.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Issuer to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production.  Further, to improve mineral properties'viability requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

Change in accounting policy:

Effective January 1, 2002, the Issuer adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity.  As the Issuer's stock option plan includes share appreciation rights, the Issuer has recorded an increase to deficit of $83 and an increase to contributed surplus of $83 as at January 1, 2002, on retroactive application of this policy.

3.

Significant accounting policies:

(a)

Basis of consolidation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  They include the accounts of the Issuer and its wholly owned subsidiaries.  Interests in joint ventures are accounted for by the proportionate consolidation method.  All material intercompany balances and transactions have been eliminated.

3.

Significant accounting policies (continued):

(b)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas where management's judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation.  In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the interest.  These arrangements may, and likely, will, change in the future in response to changing business conditions, and these changes may impact the Issuer's estimates of cash flows.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents:

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(d)

Marketable securities:

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

(e)

Plant and equipment:

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase.  Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized.  Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated life of the proven and probable ore reserves commencing with the attainment of commercial production.  Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years.  The Issuer has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations.  Maintenance costs incurred during this period are expensed against operations.  Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

(f)

Mineral property interests:

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis.  These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned.  A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties.  Costs related to ongoing site restoration programs are

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

3.

Significant accounting policies (continued):

(f)

Minteral property interests (continued):

expensed when incurred.  Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amount as appropriate.

The amount shown for mineral property interests represents cost incurred to date and the fair market value of common shares issued to acquire mineral property interests and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the period incurred.  Property investigations costs, where a property interest is not acquired, are expensed as incurred.

(g)

Translation of foreign currencies:

The Issuer's operations in Cuba and Argentina are considered to be integrated operations for purposes of foreign currency translation.  Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h)

Income taxes:

The Issuer uses the asset and liability method of accounting for future income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted.  The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

(i)

Loss per common share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period.

(j)

Stock based compensation:

The Issuer has a share option plan described in note 7(b).  Effective January 1, 2002, the Issuer accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of  equity  instruments  using  the  fair  value  based  method.  For  all  other  employee  awards,  the  Issuer

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

3.

Significant accounting policies (continued):

(j)

Stock based compensation (continued):

continues to follow the settlement method.  Under the settlement method, no compensation cost is recognized when the awards are issued to employees.  Any consideration paid by employees on exercise is credited to share capital.  For such awards, the Issuer discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied.

Under the fair value based method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award.  For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period.  Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost.

4.

Marketable securities:

At March 31, 2003, the Issuer holds 136,500 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $41 (December 31, 2002 - $90) and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52.  There were no shares held as marketable securities at December 31, 2001.

In relation to an option agreement with Barytex that was terminated during the year ended December 31, 2002, the Issuer received 300,000 common shares of Barytex as settlement for amounts owing to the Issuer. At December 31, 2002, the quoted market value of the shares held approximated its carrying value.  At March 31, 2003, the quoted market value of the remaining shares was $61.  Subsequent to the three months ended March 31, 2003 (Unaudited), the Issuer has sold 95,500 of these common shares for proceeds of $43.

The shares of Newport were received pursuant to an option agreement on the Mantua property (note 5(b)(iii)).  At March 31, 2003 (Unaudited), the shares have a quoted market value of $70 (December 31, 2002 - $64).

5.

Plant and equipment and mineral property interests:

(a)

Plant and equipment:

March 31, 2003 (Unaudited)
	Cost	Accumulated depreciation	Net Book Value

Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	120	1
	$10,066	$ 7,880	$ 2,186

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

5.

Plant and equipment and mineral property interests (continued):

(a)

Plant and equipment (continued):

December 31,
	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185	$9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2	121	114	7
	$10,066	$ 7,879	$ 2,187	$10,066	$ 7,874	$ 2,192

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b)

Mineral property interests:

March 31, 2003 (Unaudited)	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total

Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094
Exploration and development expenditures (recoveries)	38	--	(8)	--	30
Balance, March 31, 2003	$ 74,329	$ --	$ 24,782	$ (17,987)	$ 81,124

December 31, 2002	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total

Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(214)	--	70	--	(144)
Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094

December 31, 2001	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total

Balance, December 31, 2000	$ 74,007	$ --	$ 24,738	$ (17,987)	$ 80,758
Exploration and development expenditures (recoveries)	498	--	(18)	--	480
Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

5.

Plant and equipment and mineral property interests (continued):

(b)

Mineral property interests (continued):

(i)

Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Issuer (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%).  In June 2001, the Issuer elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds are available to the Issuer to make further payments on the project.  As a result, in fiscal 2001, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed.  The dilution on the project to December 31, 2002, reduced the Issuer's interest in the project to a 28% interest (2001 - 29.12%).  During fiscal 2002, the Issuer capitalized interest of $nil (2001 - $639) on funds borrowed for exploration and development activities.

On April 23, 2003, the Issuer entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12.6 million of which BHP has agreed to defer US$9.0 million (the "Deferred Payment") without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003.  The Deferred Payment will be secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Issuer and a mortgage of certain of the core claims comprising the Agua Rica project.

(ii)

San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina.  The property consists of mining concessions and staked claims.  The Issuer maintains an interest in the claims, but has previously written off all associated costs.

(iii)

Mantua, Cuba

The Issuer operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased.  The Mantua project, 50% owned by the Issuer, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project.  At December 31, 2002, subordinated debt of US$28 million is owing to the Issuer by Geominera for expenditures previously paid for by the Issuer on Geominera's behalf.  The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Issuer entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Issuer.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 6).  Newport will assume and pay carrying costs relating to the Issuer's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.  The Issuer advises that US$200 of these payments remain outstanding and payable by Newport, and that title to the property remains in good standing and will be in good standing through January 2004.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

5.

Plant and equipment and mineral property interests (continued):

(b)

Mineral property interests (continued):

(iii)

Mantua, Cuba (continued):

The Issuer and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A)

Should the Issuer identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer in consideration.  In this case, Newport will assume US$20 million of the US$28 million subordinated debt owing to the Issuer by Geominera, leaving the Issuer with US$8 million of the subordinated debt;

(B)

Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to the Issuer by Geominera, leaving the Issuer with the remaining US$14 million subordinated debt; and

(C)

All costs incurred by the Issuer and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 6) with respect to the Mantua project.

6.

Royalty and net proceeds interest payable:

In December 1999, the Issuer reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar").  Under the agreement, the Issuer also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 100% of the net proceeds of disposition of any interest in the Agua Rica project until the indebtedness under the Debentures (note 7(d)) were paid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project and the San Jorge Project were also payable to Miramar with a maximum amount payable of $17,987.  In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000, and (b) and (c) were limited to 50% of the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project.

7.

Share capital:

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

7.

Share capital (continued):

(a)

Issued and fully paid:

	Number of Shares	Amount

Balance, December 31, 1999	74,006,780	$122,000
Shares issued:
In partial settlement of promissory note	15,000,000	4,500
For financial consulting services	423,821	74
Balance, December 31, 2000	89,430,601	126,574
Shares issued:
Private placement, cash less share issue costs	10,000,000	1,474
Conversion of convertible debenture (note 7 (d))	14,439,621	21,226
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:
Costs on issue of common shares	300,000	30
Conversion of promissory notes (note 7 (d))	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash
Private placement, less share issue costs	40,000,000	3,782

Balance, March 31, 2003 (Unaudited)	228,600,922	$162,417

(b)

Stock options:

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 16,000,000 common shares.  The directors of the Issuer set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.  The Issuer has a stock option plan for its directors and employees to acquire common shares of the Issuer at a price determined by the fair market value of the shares at the date of grant.  The plan currently allows for the issue of up to 16,000,000 stock options.

As no share options to employees were granted during the year ended December 31, 2002, no pro forma loss or loss per share information has been presented.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee stock-based compensation  expense recognized  for the three  months ended  March 31, 2003  was $20,  and for  the year

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

7.

Share capital (continued):

(b)

Stock options (continued):

ended December 31, 2002, was $32.  Employee stock-based compensation using the fair value method for the three months ended March 31, 2003 was $750 and is included in professional and consulting expenses.  The compensation expense for the three months ended March 31, 2003, of $770,000 (year ended December 31, 2002 - $32, December 31, 2001, - $83 are recorded as contributed surplus of $885.

The fair value amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Issuer's share price of 92.46% at March 31, 2003 (December 31, 2002 -92.46%; 2001 -90.61%) and a weighted average annual risk free rate of 4.68% at March 31, 2003 (December 31, 2002 4.95%; 2001- 4.61%).

A summary of the changes in stock options for the periods ended March 31, 2003 (Unaudited), December 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price

Balance, December 31, 1999	1,204,900	$1.80
Granted	5,900,000	$0.30
Cancelled, forfeited and expired	(1,009,900)	$1.80
Balance, December 31, 2000	6,095,000	$0.35
Granted	7,700,000	$0.15
Cancelled, forfeited and expired	(6,245,000)	$0.33
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	8,900,000	$0.13
Balance, March 31, 2003 (Unaudited)	15,600,000	$0.14

Available for exercise, March 31, 2003 (Unaudited)	14,750,000	$0.14

The following table summarizes information about the stock options outstanding at March 31, 2003 (Unaudited):

Range of Exercise Price	Number Outstanding and Exercisable at March 31, 2003 (Unaudited)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$0.15	5,850,000	3.50 years	$0.15
$0.13	8,900,000	4.83 years	$0.13

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

(c)

Warrants:

As at December 31, 2002, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

7.

Share capital (continued):

(c)

Warrants (continued):

Number of Warrants	Exercise Price	Expiry Date

10,000,000	$0.200	December 31, 2003
500,000	$0.075	March 28, 2004
300,000	$0.110	July 23, 2004
20,000,000	$0.130	August 2, 2004
40,000,000	$0.130	March 18, 2005
70,800,000

Subsequent to March 31, 2003, the 10,000,000 share purchase warrants with an expiry date of April 27, 2003, had their expiry date extended to December 31, 2003.

(d)

Convertible promissory notes and debentures:

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001

Convertible promissory note	$ --	$ --	$ 6,915
Accrued interest on convertible promissory notes	--	--	252
Current portion of convertible promissory notes	--	--	(7,167)
	$ --	$ --	$ --

During fiscal 2001, the Issuer converted all amounts owing to Miramar, which included $2,000 in remaining principal on promissory notes that were due in 2001 and the balance on a convertible debenture into two promissory notes totalling $6,915.  The convertible notes were convertible, at Miramar's option, into common shares of the Issuer at a price of $0.15 per share.  The notes carried an interest rate at prime plus 2% per annum and were due on demand after June 30, 2002.  The entire value of the note was classified as a liability as the fair value of the equity component was nominal.  During 2002, the notes were converted into 46,097,367 common shares of the Issuer and all interest accrued and unpaid at the conversion date was forgiven.  In 2001, the principal and interest payable on the convertible debentures of $21,226 was converted into 14,439,621 common shares at a price of $1.47 per common share.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

8.

Business segments:

(a)

Operating segment - The Issuer's operations are primarily directed towards the exploration and development of mineral properties in Latin America.  The Issuer's mining activities represent a single reportable segment.

(b)

Geographic segments - The Issuer's identifiable capital assets and revenues by geographic areas are as follows:

8.

Business segments (continued):

(b)

Geographic segments (continued):

March 31, 2003 (Unaudited)	Capital Assets	Revenues

Central America	$ 26,862	$ --
South America	56,342	--
Canada	106	35
	$ 83,310	$ 35

December 31, 2002	Capital Assets	Revenues

Central America	$ 26,870	$ --
South America	56,304	--
Canada	107	21
	$ 83,281	$ 21

December 31, 2001	Capital Assets	Revenues

Central America	$ 26,800	$ 24
South America	56,518	--
Canada	112	338
	$ 83,430	$ 362

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

9.

Income and resource taxes:

(a)

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31, 2002	December 31, 2001	December 31, 2000

Statutory tax rate	39.62%	39.62%	39.62%	42.62%	44.62%

Loss for the year	$(1,171)	(468)	$(1,992)	$(1,285)	$(23,804)
Expected tax (recovery) expense	(464)	(185)	(789)	(548)	(10,621)
Debt forgiveness	--	--	541	7,902	--
Foreign exchange revaluation	--	--	1,155	1,155	--
Other	464	185	(76)	53	92
Unrecognized and expired losses	--	--	593	683	6,484
Change in valuation allowance	--		(1,424)	(9,245)	4,045
Income taxes, per financial statements	--	--	--	--	--

9.

Income and resource taxes (continued):

(b)

At December 31, 2002, the Issuer has unused tax losses carried forward in Canada of $1,331 (2001 - $1,630), which will expire in 2009 and which are available to reduce taxable income in future years otherwise calculated.  The ability of the Issuer to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset.  The Issuer also has $461 (2001 - $950) of Argentine tax losses carried forward that expire between the years 2003 and 2004.  The ability of the Issuer to utilize these losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset. The significant components of the Issuer's future tax assets (liabilities) are as follows:

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001

Future income tax assets:
Losses carried forward	$ 624	$ 624	$ 893
Mineral property interests representing excess of tax basis over carrying value	1,160	1,160	2,315
	1,784	1,784	3,208
Valuation allowance for future tax assets	(1,451)	(1,451)	(2,875)
	333	333	333
Future income tax liabilities:
Future income tax liability for finance costs	(333)	(333)	(333)
Future income tax liability for mineral property interests representing excess of carrying value over tax basis	(24,485)	(24,485)	(24,485)
	(24,818)	(24,818)	(24,818)
Net future income tax liability	$ (24,485)	$ (24,485)	$ (24,485)

The future income tax liability for mineral property interests recorded by the Issuer arises from the investment in a joint venture held in Argentina.  The purchase price and subsequent funds advanced to this joint venture do not currently have a cost for tax purposes in the jurisdiction that the Issuer holds the interest.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

10.

Related party transactions and balances:

	Three months ended,		Years ended December 31,
Services rendered:	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	2002	2001	2000

Consulting fees and expenses (a)	$ --	$ 42	$ 258	$ 175	$ 176
Consulting fees and expenses (b)	63	84	245	217	--
Consulting fees and expenses (c)	82	--	104	--	--
Legal fees	50	39	104	175	80
Management fees (g)	--	--	--	70	420
Administration fees	27	63	169	54	--
Administrative expenses	--	--	--	27	--

10.

Related party transactions and balances (continued):

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Issuer paid consulting fees and expenses to a private company controlled by a director of the Issuer.  At March 31, 2003, a balance of  nil (December 31, 2002 - nil; 2001 - $23) was payable to this company.

(b)

The Issuer paid consulting fees and expenses to a private company controlled by an officer and director of the Issuer.  At March 31, 2003, $7 (December 31, 2002 - $6; 2001 - $18) is payable to this company.

(c)

The Issuer paid consulting fees and expenses to a private company controlled by an officer and director of the Issuer.  At March 31, 2003, $18 (December 31, 2002, - $3 was receivable; 2001 - nil) is payable to this company.

(d)

The Issuer paid administrative expenses to a private company controlled by a director of the Issuer during the year.  At March 31, 2003, $nil (December 31, 2002, - nil; 2001 - $3) was receivable from this company.

(e)

The Issuer paid administrative expenses to a private company with a director and an officer in common with the Issuer.  This private company provides office services and other administrative services on a full cost recovery basis.  At March 31, 2003, $16 is receivable (December 31, 2002 - $37 is receivable (2001 - $24 is payable to) from this company.

(f)

The Issuer paid legal fees to a law firm of which two officers are partners.  At March 31, 2003, $30 (December 31, 2002 - $6; 2001 - $30) is payable to this firm.

(g)

The Issuer incurred management fee charges from Miramar Mining Corporation, a former controlling shareholder of the Company.

(h)

During the three months ended March 31, 2003, a director and officer of the Issuer was appointed a director of Newport (note 5(b)(iii)).

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

All related party transactions were recorded at the exchange amounts which are measured at fair value.  The balances payable noted above are payable on demand without interest.

11.

Financial instruments:

Financial instruments are recorded at cost.  Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument.  These estimates are subjective in nature and involve uncertainties and significant matters of judgement.  Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to their short term to maturity.  The fair value of due from related parties is not readily determinable due to the related party nature and absence of a market for such instruments.  The carrying value of marketable securities is disclosed in note 4.

12.

Supplementary information:

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31,
			2002	2001	2000
Supplementary information:
Non-cash investing and financing transactions:
Reversal of mineral property costs recorded in accounts payable and accrued liabilities	$ --	$ --	$ --	$ 328	$ --
Interest capitalized to mineral property interests	--	99	--	639	2,005
Interest and taxes paid	--	--	--	--	--
Interest received	--	--	--	--	--
Forgiveness of interest on promissory note previously capitalized to mineral property interests	--	--	(252)	--	--
Shares issued for financial consulting services	--	--	--	--	74
Convertible debenture and interest converted into convertible promissory notes	--	--	--	2,833	--
Interest converted into convertible promissory notes	--	--	--	4,334	--
Increase in mineral property interests due to increase in future income tax liability	--	--	--	165	1,340
Financing fees paid by issue of common shares	--	--	30	--	--
Disposal of mineral property interests for royalty and net proceeds interest	--	--	--	--	17,987
Shares issued upon conversion of convertible promissory notes or debenture	--	--	6,915	21,226	4,500
Shares received for mineral property option (note 5(b)(iii))	--	--	52	--	--
Shares received for settlement on accounts receivable (note 4)	--	--	90	--	--

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

13.

Comparative figures:

Certain of the prior periods'figures have been reclassified to conform to the current period's presentation.

14.

Subsequent events:

(a)

Credit agreement:

On February 17, 2003, the Issuer entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (note 5), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan is for a term of six months and will bear interest at 10% per annum.  The Issuer has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Issuer issued to Endeavour Mining 3,000,000 warrants of the Issuer exercisable at a price of $0.15 to acquire one common share for two years from the date of issue.  The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Issuer at a conversion price of $0.20 or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004.  The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Issuer.  If the extension fee is paid in common shares that are subject to a hold period, the amount of the extension fee is US$225.  Pursuant to the credit agreement, the Issuer is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.  Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement.  Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

(b)

Stock options:

On April 26, 2003, the Issuer granted 1,500,000 stock options to a non-employee with an exercise price of $0.17 per share.  These options expire April 26, 2008, and 400,000 vested immediately.  The remaining 1,100,000 vest upon receiving shareholder approval.

(c)

Mineral property acquisition:

On March 29, 2003, the Issuer entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Issuer will participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US $180 million.  Rio Algom has agreed to defer payment of a portion of the purchase price (up to the amount of US $30 million in the case of the Issuer).  This deferral is due on May 30, 2005.  The first US$25 million bears interest at the rate of 3 month LIBOR  plus 2% and any amounts due in excess of US$25 million bears interest at the rate of 3 month LIBOR plus 5%,  3 month LIBOR plus 10% in case of default.  On closing, the Issuer and Wheaton each acquired from Rio Algom a net 12.5% interest in Alumbrera.

Pursuant to the agreement, the Issuer has agreed to reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in the Alumbrera project.

The acquisition of Alumbrera will be accounted for using the equity method, whereby the investment will be initially recorded at cost and the carrying value adjusted thereafter to include the Issuer's share of earnings.  The preliminary allocation of the purchase price in thousands of Canadian dollars, is summarized below:

Purchase Price
	Cash	$81,600
	Deferred Payment	40,800
	Reimbursement to Wheaton	1,360
	Acquisition Costs	6,100
		$129,880
Net Assets Acquired
	Current Assets	47,315
	Mineral Property, Plant & Equipment	107,251
	Other Assets	30,006
	Current Liabilities	(20,653)
	Non Current Liabilities	(34,039)
		$129,880

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)

(Expressed in Thousands of Canadian Dollars)

The excess of the carrying value over the purchase price of the net assets of $42 million will be attributed to mineral properties.

(d)

Special warrants financing:

Subsequent to March 31,. 2003, the Company completed a private placement for the sale of 810,403,101 special warrants at $0.13 per unit for gross proceeds of $105,352,403.  Each unit consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Issuer at a price of $0.20 per share until May 29, 2008.  US$60.26 million has been used to facilitate the Alumbrera transaction (Note 14(c)).  Approximately $7 million has been used to pay commissions and expenses of the issue.

(e)

Share consolidation:

The Company's annual and extraordinary general meeting of shareholders was held on June 16, 2003.  At that meeting, special resolutions were approved to consolidate the Company's common share capital on a ten (10) old for one (1) new basis, to change the Company's name to "Northern Orion Resources Inc." and to increase the authorized common share capital to 700 million common shares on a post-consolidated basis.  At March 31, 2003, there are 228,600,922 common shares issued and outstanding in the capital of the Company.  In addition, there are an additional 810,403,101 common shares that are to be issued pursuant to a special warrants financing completed subsequent to March 31, 2003.  Following the proposed share consolidation, there will be approximately 103.8 million common shares issued and outstanding.

MINERA ALUMBRERA LIMITED

(Incorporated in Antigua and Barbuda)

GENERAL PURPOSE FINANCIAL REPORT

FOR THE YEARS ENDED 30 JUNE 2002, 2001 AND 2000

CONTENTS

Page No.

Statements of Financial Performance (US$)

G-2

Statements of Financial Position (US$)

G-3

Statements of Cash Flows (US$)

G-4

Notes to and forming part of the financial statements

G-5 - G-40

Directors'Declaration

G-41

Audit Report

G-42

MINERA ALUMBRERA LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002	2001	2000
		US$	US$	US$

Revenue from ordinary activities	2	519,578,555	451,054,279	472,695,445

Expenses from ordinary activities excluding borrowing costs	2	(423,719,033)	(356,485,426)	(368,837,993)

Borrowing costs	2	(41,613,558)	(65,938,436)	(73,938,016)

Profit from ordinary activities before income taxes	2	54,245,964	28,630,417	29,919,436

Income tax (expense)/ benefit	4	94,693,314	(9,571,851)	(9,733,810)

Profit from ordinary activities after income tax (expense)/benefit		148,939,278	19,058,566	20,185,626

Net profit		148,939,278	19,058,566	20,185,626

Net profit attributable to members of Minera Alumbrera Limited	19	148,939,278	19,058,566	20,185,626

Total revenues, expenses and valuation adjustments attributable to members of Minera Alumbrera Limited recognised directly in equity		-	-	-

Total changes in equity other than those resulting from transactions with owners as owners.	20	148,939,278	19,058,566	20,185,626

The above statements of financial performance should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2002

	Note	2002	2001
		US$	US$

Current Assets
Cash assets	5	97,463,244	58,419,709
Receivables	6	90,471,676	78,192,134
Inventories	7	22,836,934	35,782,774
Other	8	3,761,171	2,400,563

Total current assets		214,533,025	174,795,180

Non-current assets
Receivables	9	13,895,558	18,474,622
Inventories	10	148,719,625	127,731,043
Mining property, plant and equipment	11	948,859,377	1,039,184,814
Deferred tax asset	4(d)	69,255,910

Total non-current assets		1,180,730,470	1,185,390,479

Total assets		1,395,263,495	1,360,185,659

Current liabilities
Payables	12	36,062,275	45,024,704
Interest bearing liabilities	13	75,304,293	95,304,293
Provisions	14	248,879	661,381

Total current liabilities		111,615,447	140,990,378

Non-current liabilities
Payables	15	351,539,491	336,993,997
Interest bearing liabilities	16	283,065,018	358,369,312
Deferred tax liability	4(c)		25,437,404
Provisions	17	11,354,169	9,644,476

Total non-current liabilities		645,958,678	730,445,189

Total liabilities		757,574,125	871,435,567

Net assets		637,689,370	488,750,092

Equity
Contributed equity	18	435,812,000	435,812,000
Retained profits	19	201,877,370	52,938,092

Total Equity	20	637,689,370	488,750,092

Approved by the directors:

"Charlie Sartain"

"John Rickus"

Charlie Sartain, Director

John Rickus, Director

The above statements of financial position should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002	2001	2000
		$US	$US	$US

Cash flows from operating activities
Receipts from customers		406,805,390	374,533,070	406,581,100
Payments to suppliers and employees		(199,479,014)	(270,031,263)	(227,955,431)
Interest received		1,125,690	2,684,887	3,038,319
Interest and other costs of finance paid		(34,920,430)	(49,846,122)	(51,789,840)
Refundable IVAreceived/(paid)		(8,967,080)	32,007,080	2,293,525

Net cash inflow from operating activities	29	164,564,556	89,347,652	132,167,673
Cash flows from investing activities
Mining property, plant and equipment
- Proceeds from sales		70,704	1,125,838	16,106
- Payments for purchases Repayments/ (Advances) to other entities		(30,287,433)	(17,963,863)	(25,920,272) 4,807,126

Net cash outflow from investing activities		(30,216,729)	(16,838,025)	(21,097,040)

Cash flows from financing activities
Proceeds from borrowings Repayment of borrowings		(95,304,292)	(75,304,295)	10,000,000 (75,304,295)

Net cash outflow from financing activities		(95,304,292)	(75,304,295)	(65,304,295)

Net increase (decrease) in cash held		39,043,535	(2,794,668)	45,766,338

Cash at the beginning of the financial year		58,419,709	61,214,377	15,448,039

Cash at the end of the financial year	5	97,463,244	58,419,709	61,214,377

The above statements of cash flows should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1.	Statement of Significant Accounting Policies
(a)

Basis of Accounting

Minera Alumbrera Limited is a company limited by shares, domiciled in Antigua.  The principal place of business is the Minera Alumbrera mine in Argentina.  The principal activities of the company are mining, processing and marketing of copper and gold.

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views (collectively "Australian GAAP" or "A GAAP").

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. All amounts are stated in United States Dollars.

(b)

Revenue Recognition

Sales are brought to account when the products pass from the physical control of the company pursuant to an enforceable contract, when selling prices are known or can be reasonably estimated and when the products are in a form that requires no further treatment by the company.

A significant portion of the company's concentrate sales are provisionally priced based on prices at the time of shipment.  Actual settlement is generally based on average market prices for a specific future period.  Provisionally priced sales are adjusted monthly to current spot prices.  These adjustments, and adjustments arising on final settlements, are reflected in sales revenue.

(c)

Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing costs include:

  Interest on bank overdrafts and short-term and long-term borrowings

  Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(d)

Cash

For purpose of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand, which are used in the company's cash management function on a day-to-day basis and are subject to an insignificant risk of changes in value, and the Senior Debt Reserve account.

(e)

Receivables

Trade debtors are carried at amounts due and may be settled between 1 day and 6 months depending upon the contractual arrangements. The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors generally arise from transactions outside the usual operating activities of the company.  Interest may be charged at commercial rates where terms of repayment exceed the allowed period.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1.	Statement of Significant Accounting Policies (cont'd)
(f)

Inventories

All finished products and work in progress are valued, using absorption costing, at the average cost over the period of production or net realisable value, whichever is lower. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned mainly on the basis of weighted average costs.

Stores represent consumable supplies and maintenance spares and are valued at cost.  These are reviewed regularly to ensure that obsolete items are provided for or written off as appropriate.

(g)

Deferred Mining Expenses

Deferred mining expenditure represents overburden removed in advance based on the average stripping ratio.  The amounts are deferred and charged to earnings on a units-of-production basis.  No accrual is made in the financial statements where the actual stripping ratio to date is below the average for the life of mine.

(h)	Mining Property Plant and Equipment

Non-current assets constructed by the company

The cost of non-current assets constructed by the company includes the cost of all materials used in construction, direct labour on the project, borrowing costs during construction and an appropriate proportion of variable and fixed overhead.  Borrowing costs included in the cost of non-current assets are those costs that would have been avoided if the expenditure on construction of the assets had not been made.

Mine Properties

Mine properties represent the accumulation of all development expenditure including mineral reserves, rights and properties acquired for consideration in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Mine properties (excluding land) are amortised over the estimated economic life of the mine using the units-of-production method.  Changes in the estimated economic life of the mine is taken into account in determining amortisation from the beginning of the reporting period in which the change occurs.

Depreciation of Mine Buildings, Plant and Equipment

Depreciation is calculated by the straight line or units-of-production method over the expected economic life of each asset. Changes in the estimated economic lives of assets are taken into account in determining depreciation from the beginning of the reporting period in which the change occurs.  The economic lives of the assets are reassessed in accordance with a continuous review programme.

The maximum expected remaining useful lives are as follows: Years Mine buildings, plant and equipment 10 Processing buildings, pipelines, port facilities plant and equipment 12

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1.	Statement of Significant Accounting Policies (cont'd)
(i)

Recoverable amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together (e.g. assets at a mine site), recoverable amount is determined on the basis of the relevant group of assets.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values.

(j)

Trade and other creditors

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid.  The amounts are unsecured and are usually paid within 30 days of recognition.

(k)

Interest Bearing Liabilities

Loans are carried on the statement of financial position at their principal amount which represent the present value of future cash flows associated with servicing the debt.  Interest expense is accrued at the contracted rate over the period it becomes due and included in other creditors.  Interest expense for related parties is accrued at the contracted rate over the period it becomes due and included in interest bearing liabilities.

(l)

Employee Entitlements

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at reporting date at current pay rates in respect of employees'services up to that date.

(m)

Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences.  The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.  Income tax on cumulative timing differences is set aside to the deferred tax asset or the deferred tax liability accounts at the rates which are expected to apply when those timing differences reverse.

(n)

Rehabilitation

Where conditions of title, or other rights to use property including rights to mine require that rehabilitation activities be carried out during the course of the use of the property, costs of such are brought to account as an expense at the time incurred.  Where, due to current or previous activities, an obligation exists to carry out rehabilitation works in the future, provision is made for mine site rehabilitation and restoration on an incremental basis during the course of the remaining mine life (which includes the mine closure phase).  These provisions, determined on an undiscounted basis, include costs associated with reclamation, plant closure, waste site closure and monitoring activities.  These costs have been determined on the basis of current costs, current legal requirements and current technology.  Changes in estimates are dealt with on a prospective basis.

Uncertainty exists as to the amount of restoration obligations which will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Assumptions have been made as to the remaining life of existing sites based on studies conducted by independent and internal technical advisers.  Such studies are conducted on an on-going basis.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1.	Statement of Significant Accounting Policies (cont'd)
(o)

Foreign Currency Transactions

Foreign currency transactions are translated into US$ at exchange rates ruling at the dates of those transactions.  At reporting date, foreign currency monetary items are translated into US$ at exchange rates ruling at that date. Exchange differences relating to monetary items are brought to account in the statement of financial performance in the period in which they arise.

(p)	Tax - Impuesto Al Valor Agregado (IVA)

Revenues, expenses and assets are recognised net of the amount of Impuesto al Valor Agregado tax (IVA), except where the amount of IVA incurred is not recoverable from the Administracion Federal de Ingresos Publicos (AFIP).  In these circumstances the IVA is recognised as a part of the cost of acquisition or as part of an item of the expense.

Receivables and payables are stated with the amount of IVA included.  The net amount of IVA recoverable from, or payable to, the AFIP is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis.  The IVA component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the AFIP are classified as operating cash flows.

(q)

Derivative Financial Instruments

The company's activities expose it to changes in interest rates, foreign exchange rates and commodity prices.  Derivative financial instruments are used to hedge these risks, however none of these financial instruments are recognised in the financial statements on inception.  The company does not hold or issue financial instruments, including derivative financial instruments, for trading purposes.

Transactions entered into to hedge anticipated purchases or sales are accounted for as hedges of the anticipated purchases or sales when:

(i)

At the inception of the hedge and during the term of the hedging instrument, it is expected that the hedge will be effective in reducing exposure to the risks intended to be hedged;

(ii)

The hedging relationship is designated prospectively, specifically identifying the hedging instrument as well as the hedged anticipated purchases or sales with sufficient specificity so that when a purchase or sale occurs it is clear whether that transaction is or is not a hedged purchase or sale; and

(iii)

It is probable that the anticipated purchases or sales will occur as designated.

Costs or gains arising at the time of entering into hedge transactions for anticipated purchases or sales are recognised as deferred exchange gains or losses on the statement of financial position for inclusion in the measurement of the specific purchase or sale transaction.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1.	Statement of Significant Accounting Policies (cont'd)
(q)

Derivative Financial Instruments (cont'd)

Unrealised gains or losses on financial instruments used as hedges, including  commodity  contracts and interest rate swaps are measured at the reporting date by reference to movements in spot and forward market rates and prices since the date of the contract.  Unrealised gains and losses on hedge transactions are not recognised in the financial statements until the anticipated purchase or sale occurs or the gain or loss is realised.

If a hedge instrument is terminated early and the hedged transaction is still expected to occur, any gains and losses which arose prior to termination are recognised as deferred hedging gains or losses in the statement of financial position  for inclusion in the measurement of the hedged transaction.  In those circumstances where a hedging instrument is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge instrument is redesignated as a hedge of another anticipated purchase or sale and the original transaction is still expected to occur, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge instrument is redesignated because the original purchase or sale transaction is no longer expected to occur, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of redesignation.

(r)

Revision of Accounting Estimates

During the year ended 30 June 2000 the estimated ore reserves at the Minera Alumbrera mine site were reassessed from 632 mt to 460 mt.  It is expected that the mine reserves will support a 15 year mine life from 1 July 1998.  The net effect of the changes for the year ended 30 June 2000 was an increase in depreciation expense of US$12 million.  Assuming the assets are held until the end of their useful lives, depreciation in future years in relation to the assets affected will be increased by on average, US$12 million per annum.

At the same time as the reassessment of mine life was made, a decision to alter the method of depreciation of certain assets at the mine from straight line to units-of-production was adopted.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2.	Profit from ordinary activities	2002 US$	2001 US$	2000 US$

	Revenue from ordinary activities
	Revenue from operating activities (note 2(a))	518,201,825	447,010,688	468,536,623
	Revenue from outside the operating activities (note 2(b))	1,376,730	4,043,591	4,158,822

		519,578,555	451,054,279	472,695,445

	Cost of sales (note 2(c))	280,691,581	252,922,225	193,278,870
	Other operating expenses (note 2(d))	142,019,005	101,453,202	174,755,447
	Borrowing costs (note 2(e))	41,613,558	65,938,436	73,938,016
	General and administration (note 2(f))	35,343	100,000	101,589
	Other expenses (note 2 (g))	973,104	2,009,999	702,087

		465,332,591	422,423,862	442,776,009
	Profit from ordinary activities before income tax	54,245,964	28,630,417	29,919,436

(a)	Revenue from operating activities
	Sales of goods	518,201,825	447,010,688	468,536,623

		518,201,825	447,010,688	468,536,623

(b)	Revenue from outside the operating activities
	Interest from short term deposits	1,306,026	2,283,429	3,374,150
	Proceeds on disposal of non-current assets	70,704	1,125,838	16,106
	Net exchange gains Other		634,324	118,424 650,142

		1,376,730	4,043,591	4,158,822

(c)	Cost of Sales
	Operating expenses	163,735,086	183,078,301	121,948,793
	Amounts charged to provision for:
	- Rehabilitation	1,709,693	2,805,501	2,771,493
	- Obsolete stores	1,037,690	4,681,029	911,505
	- Employee entitlements	5,798,794	3,062,565	2,924,813
	Depreciation/amortisation of:
	- Mine properties	13,627,217	15,099,134	8,106,815
	- Mine buildings, plant and equipment	112,861,439	100,762,306	90,492,291
	(Increase)/decrease in products on hand	(18,078,338)	(56,566,611)	(33,876,840)

		280,691,581	252,922,225	193,278,870

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2.	Profit from ordinary activities (cont'd)	2002 US$	2001 US$	2000 US$

(d)	Other operating expenses
	Net exchange losses	23,803,210
	Transport and handling	31,799,147	33,799,304	50,894,224
	Treatment charges	77,790,404	67,352,151	111,774,508
	Royalties	8,626,244	8,948,540	3,439,922
	Provision/(credit) for write down of inventories to NRV		(8,646,793)	8,646,793

		142,019,005	101,453,202	174,755,447
(e)	Borrowing costs
	Related entities	13,115,809	23,460,982	26,330,004
	Other interest	29,519,738	42,967,543	54,843,926

		42,635,547	66,428,525	81,173,930

	Less amount capitalised	(1,021,989)	(490,089)	(7,235,914)

	Borrowing costs expensed	41,613,558	65,938,436	73,938,016

(f)	General and administration
	Audit fees (note 24)	35,343	100,000	101,589

(g)	Other expenses
	Carrying value of non-current assets disposed	754,548	1,147,186	176,149
	Other	218,556	862,813	525,938

		973,104	2,009,999	702,087

(h)	Net loss on disposal of assets
	Proceeds from disposal	70,704	1,125,838	16,106
	Written down value of assets on disposal / obsolescence	(754,548)	(1,147,186)	(176,149)

		(683,844)	(21,348)	(160,043)
	Net loss on disposal of:
	- Mine buildings, plant and equipment	(683,844)	(21,348)	(160,043)

(i)	Profit from ordinary activities before income tax expense includes the following specific expenses:

	Depreciation
	Mine building, plant and equipment	112,861,439	100,762,306	90,492,291
	Amortisation
	Mine properties	13,627,217	15,099,134	8,106,815

	Stores provision	1,037,690	4,681,029	911,505

	Net expense resulting from deductions from the carrying amounts of assets	127,526,346	120,542,469	99,510,611

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2.	Profit from ordinary activities (cont'd)
(j)

Financial impact of Argentine peso devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception the company has adopted the US dollar as its functional currency for financial statement purposes.  However, due to local guidelines of Technical Resolutions of the Argentine Federation of Professional Councils of Economic Sciences, the Professional Council of Economic Sciences of the city of Buenos Aires and resolutions of the Corporation Control Authority (I.G.J.), the company is required to also prepare financial statements in local currency, and prepare a tax return and pay tax liabilities in local currency.

The removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to 3.86 pesos to the US dollar at 30 June 2002 has created the following financial impacts on Minera Alumbrera:

1.

Reduction in peso denominated operating costs

There has been an estimated reduction in consolidated operating expenses in the six months to June 2002 in the order of $20 million.

2.

Revaluation of peso denominated monetary assets and liabilities

The revaluation of peso denominated monetary assets and liabilities has resulted in an exchange loss of $23.8 million

3.

Taxation impacts

A net tax benefit of $95.9 million has been included in income tax (expense)/ benefit, comprising the following components:

  The peso equivalent of the US dollar project debt, shareholder debt and other balances is significantly increased due to the devaluation.  This apparent currency loss in peso terms was substantially tax deductible in the 2002 financial year generating tax loss carryforwards of approximately $275.6 million, which are expected to be utilized over the next few years.  A tax benefit of $119.5 million has been included in income tax (expense)/benefit.

  The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired.  Almost the entire fixed assets of the company were acquired at the one to one peg.  The devaluation has therefore significantly reduced the US dollar value of future tax depreciation.  This additional income tax liability of $194.5 million has not been recognised in the financial statements.  Under current accounting standards, this loss will be recognised progressively over the remaining mine life. An income tax expense of $23.6 million has been included in income tax (expense)/benefit for the year ended 30 June 2002.

The net economic impact of these two changes is that the company will pay more tax over the life of the mine, however, this will ultimately depend on movements in exchange rates over that period and future earnings.

As stated above the company is required to prepare its tax returns in local currency whereas the tax effect accounting is undertaken in the functional currency.  As a result of this an exchange gain arises on the remeasurement of income taxes into the functional currency.  For the period to 30 June 2002 an exchange gain of US$22.2 million arose which has been included in the income tax (expense)/benefit for the year.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 30 June 2002.  The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, and US$ at balance dates, any future changes in law and future earnings.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2.	Profit from ordinary activities (cont'd)

These changes do not fundamentally alter the carrying value of mining property, plant and equipment assets.  There are positives and negatives associated with the devaluation; importantly the company benefits from reduced operating costs in US$ terms as a result of the devaluation.  The company's fiscal stability regime in relation to tax rates under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties.  The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

3.	Dividends
	No dividends were declared or paid in relation to the years ended 30 June 2002, 2001 and 2000.

4.	Taxation	2002 US$	2001 US$	2000 US$

(a)	The income tax (expense)/benefit for the year on operating profit consists of the following:

	Income tax - current
	Deferred tax liability	6,844,324	25,275,847	15,444,708
	Deferred tax asset	87,848,990	(34,847,698)	(25,178,518)

	Income tax (expense)/benefit	94,693,314	(9,571,851)	(9,733,810)

(b)	Prima facie income tax expense at 30%	(16,273,789)	(8,589,126)	(8,975,831)

	Difference between the prima facie income tax (expense) and the actual income tax (expense)/benefit shown in 4(a)	110,967,103	(982,725)	(757,979)

	This difference is attributable to the tax effect of the following permanent differences which (reduce)/ increase tax expense:
	Exchange Differences on US$ Monetary Items	119,472,884
	Exchange Differences on Peso Monetary Items	(7,140,963)
	Non-deductible Depreciation	(23,587,647)	(950,080)	(757,979)
	Exchange gain on remeasurement into the functional currency	22,222,829
	Prior year adjustments		(32,645)

		110,967,103	(982,725)	(757,979)
(c)	Net deferred tax liability represents the effect of offsetting the deferred tax asset against the deferred tax liability as follows:
	Deferred tax liability		25,437,404
	Less deferred tax asset attributable to:
	- tax losses
	- other timing differences

			25,437,404

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

4.	Taxation (cont'd)	2002 US$	2001 US$
(d)	Net deferred tax asset represents the effect of offsetting the deferred tax asset against the deferred tax liability as follows:
	Deferred tax liability	(41,425,384)
	Less deferred tax asset attributable to:
	- tax losses	82,670,768
	- other timing differences	28,010,526
		69,255,910

(e)	The benefit for tax losses will only be obtained if:

(i)

the company derives future assessable income in the appropriate tax jurisdiction, of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

	(ii) the company continues to comply with the conditions for deductibility imposed by tax legislation, and
	(iii) no changes in tax legislation adversely affect the company in realising the benefit from deductions for the losses.

5.	Current assets - Cash	2002 US$	2001 US$	2000 $US

	Cash at bank and on hand	16,469,579	2,442,140	5,225,456
	Short term deposits	30,900,000	14,600,000	4,400,000
	Senior debt reserve account	50,093,665	41,377,569	51,588,921

		97,463,244	58,419,709	61,214,377

	The above figures are reconciled to cash at the end of the financial year as shown in the statement of cashflows as follows:
	Balance as above	97,463,244	58,419,709	61,214,377

	Balances as per statement of cash flows	97,463,244	58,419,709	61,214,377

Minera Alumbrera maintains the Senior Debt Reserve Account as a segregated offshore trust account.  This account must be funded in an amount equal to 50% of the aggregate principal, interest and fees in respect of Senior Debt scheduled to become due and payable on or prior to the next Senior Debt repayment date if the Debt Service Coverage Ratio is greater than or equal to 1.6:1.  If the Debt Service Coverage Ratio is less than 1.6:1, the Senior Debt Reserve Account must be funded in an amount equal to 100% of the aggregate principle, interest and fees due on or before the next Senior Debt repayment date.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

6.	Current assets - Receivables	2002 US$	2001 US$

	Trade debtors	73,234,451	39 131 539
	Other debtors	17,237,225	39 060 595

		90,471,676	78 192 134
7.	Current assets - Inventories	2002 US$	2001 US$

	Work-in-progress
	at cost	4,652,023	8,367,801
	Finished goods
	at cost	3,447,796	2,642,262

	Total Products	8,099,819	11,010,063

	Stores at cost
		17,626,283	29,046,703
	Less provision for obsolescence	(2,889,168)	(4,273,992)

	Total Stores	14,737,115	24,772,711

		22,836,934	35,782,774

	Aggregate carrying amount of Inventories
	Current	22,836,934	35, 782,774
	Non-current (note 10)	148,719,625	127,731,043

		171,556,559	163,513,817
8.	Current assets - Other

	Prepayments	3,761,171	2,400,563
		3,761,171	2,400,563
9.	Non-current assets - Receivables

	Other debtors	13,895,558	18,474,622
		13,895,558	18,474,622
10.	Non-current assets - Inventories

	Work-in-progress
	at cost	148,719,625	127,731,043

		148,719,625	127,731,043

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

11.	Non-current assets - Mining property, plant and equipment	2002 US$	2001 US$

	Mine properties (note 11(a))	91,118,179	104,745,395
	Mine buildings, plant and equipment (note 11(b))	857,741,198	934,439,419

		948,859,377	1,039,184,814

(a)	Mine properties
	At cost	136,325,908	136,325,907
	Less accumulated amortisation	(45,207,729)	(31,580,512)
	Net book value	91,118,179	104,745,395

(b)	Mine buildings, plant and equipment
	At cost	1,228,670,076	1,194,356,085
	Less accumulated depreciation	(370,928,878)	(259,916,666)
	Net book value	857,741,198	934,439,419

Reconciliations 2002	Mining Property US$	Mine buildings, plant & equipment US$	Total US$
Carrying amount at 30 June 2001	104,745,395	934,439,419	1,039,184,814

Additions	-	36,917,766	36,917,766

Disposals	-	(754,548)	(754,548)

Depreciation / amortisation	(13,627,216)	(112,861,439)	(126,488,655)

Carrying amount at 30 June 2002	91,118,179	857,741,198	948,859,377

2001
Carrying amount at 30 June 2000	119,798,673	1,018,266,118	1,138,064,791

Additions	709,120	17,419,529	18,128,649

Disposals	(663,264)	(483,922)	(1,147,186)

Depreciation / amortisation	(15,099,134)	(100,762,306)	(115,861,440)

Carrying amount at 30 June 2001	104,745,395	934,439,419	1,039,184,814

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

12.	Current liabilities - Payables	2002 US$	2001 US$

	Trade accounts payable	25,873,835	21,209,530
	Amounts owing to related entities (note 26)	355,055	4,106,487
	Deferred hedging gains	3,298,456	2,225,871
	Other creditors	6,534,929	17,482,816

		36,062,275	45,024,704

13.	Current liabilities - Interest bearing liabilities	2002 US$	2001 US$

	Loans from financial institutions	75,304,293	95,304,293
		75,304,293	95,304,293

The Common Security Agreement between MAA Argentine Branch, Mount Isa Pacific Ltd, Musto Exploration (Bermuda) Limited (IMZ), North Finance Ltd., RAL (Barbados) Inc., ABN Ambro Bank N.V., Australia and New Zealand Banking Group Ltd, Canadian Imperial Bank of Commerce, Citibank N.A (Agent for the Bank Lenders), Dresdner Bank A.G., Kreditanstalt Fur Wiederaufbau, Export-Import Bank of the United States and Bankers Trust Co. as Trustee was signed on 26 February 1997 for a total amount of US$670,000,000 (US$75,304,293 current liability  and US$283,065,018 non-current liability outstanding at 30 June 2002). This contract includes pledges, mortgages, assignment of rights of all the contracts, awards, permits, etc. for the total value of the mine.   Negative pledges are also in place under the Common Security Agreement which include limitations covering indebtedness and the provision of liens.

There are no debt service cover ratio tests in relation to the senior debt other than in relation to the amount to be maintained in the Senior Debt Reserve Account referred to in Note 4.  The lenders of the senior debt benefit from political risk insurance.

14.	Current liabilities - Provisions	2002 US$	2001 US$

	Employee entitlements	248,879	661,381
		248,879	661,381
	Employee numbers
	Number of employees at the end of the financial year	862	795

15.	Non-current liabilities - Payables	2002 US$	2001 US$

	Amounts owing to related entities (note 26)	77,969,399	64,114,453
	Loans from related entities (note 26)	268,464,181	268,464,181
	Other creditors	5,105,911	4,415,363

		351,539,491	336,993,997

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

16.	Non-current liabilities - Interest bearing liabilities	2002 US$	2001 US$

	Loans from financial institutions	283,065,018	358,369,312
		283,065,018	358,369,312

	For summary of loan arrangements refer to Note 13.

17.	Non-current liabilities - Provisions	2002 US$	2001 US$

	Rehabilitation	11,354,169	9,644,476
		11,354,169	9,644,476

18.	Contributed equity	Number of shares	2002 US$	2001 US$	2000 US$

	IMZ Common shares of US$1.00 each	92,901,000	92,901,000	92,901,000	92,901,000
	M.I.M. Common shares of US$1.00 each	92,901,000	92,901,000	92,901,000	92,901,000
	IMZ Preference shares of US$0.01 each	1,000,000	10,000	10,000	10,000
	M.I.M. Preference shares of US$250.00 each	1,000,000	250,000,000	250,000,000	250,000,000
		187,802,000	435,812,000	435,812,000	435,812,000

IMZ and M.I.M. common shares entitle the holder to:

(i)

vote on the basis of one vote per share  at all meetings of the company except meetings at which only holders of a specified class of shares are entitled to vote,

(ii)

receive,  subject to the prior rights of the holders of another class of shares, any dividend declared by the company on an equal and rateable basis

(iii)

receive, subject to the prior rights of the  holders of another class of shares, the remaining property of the company on the liquidation, dissolution or winding up of the company, whether voluntary or involuntary, on an equal and rateable basis; and

(iv)

to exclusively nominate and elect two (2) directors of the company by written instrument or at a meeting of shareholders.

In addition, the MIM common shares entitle the holder to designate the Chairman of the Board of Directors of the company.

Related companies are identified in note 26 to the accounts.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

18.	Contributed equity (cont'd)

The holders of the IMZ and M.I.M preference shares are not entitled to vote at general meetings unless otherwise required by law.  The holders shall have the right to receive cumulative preferential cash dividends equal to US$12.50 per preferred share in each financial year before any payment of dividends on the common shares.

The company may redeem at any time the preference shares equally and rateably for a price equal to US$250 per share together with all accrued and unpaid dividends, whether declared or not, to the date of redemption. The company may purchase for cancellation any preferred shares by private contract or tender or otherwise at such price or prices as may be accepted by the directors provided the MIM and IMZ preference shares are purchased equally and rateably on a share for share basis. On liquidation, dissolution or winding up of the company, the holders of preference shares shall be entitled to receive equally and rateably an amount equal to the redemption amount prior to any return of capital or distribution to the common share holders.

19.	Retained profits	2002 US$	2001 US$	2000 US$

	Retained profits at the beginning of the financial year	52,938,092	33,879,526	13,693,900
	Net profit attributable to members of Minera Alumbrera Limited	148,939,278	19,058,566	20,185,626

	Retained profits at the end of the financial year	201,877,370	52,938,092	33,879,526

20.	Equity

	Total equity at the beginning of the financial year	488,750,092	469,691,526	449,505,900
	Total changes in equity recognised in the statement of financial performance	148,939,278	19,058,566	20,185,626

	Total equity at the end of the financial year	637,689,370	488,750,092	469,691,526

21.	Contingent liabilities

Minera Alumbrera Limited is contingently liable for commitments and performance guarantees and claims arising in the ordinary course of business in respect of which it is not practicable to isolate or determine the amounts thereof.

The Catamarcan Mining Judge has been given two bonds of indemnity and the Direccion de Mineria one bond of indemnity each for an unspecified amount.  These relate to the granting to Minera Alumbrera of the mine infrastructure and water easements in Catamarca and that part of the pipeline easement in Tucuman.  They state that Minera Alumbrera will pay compensation to Landowners whose properties are effected by the mine infrastructure, water and concentrate pipeline easements when those owners have been identified and valid title is demonstrated.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22.	Financial instruments

The management of financial risk, arising from the activities of Minera Alumbrera in its normal course of business, is an essential element of Minera Alumbrera's overall management strategy.

Minera Alumbrera seeks to reduce the impact of the volatile international commodity and financial markets in which it operates through prudent risk management strategies.  The objective of managing financial risk is to achieve a balance between creating certainty of future cashflows and participating in beneficial market movements.  The management of financial risk is undertaken within a comprehensive framework of policies, procedures and controls relating to interest rate, foreign exchange, commodity price, credit and liquidity risk.

As a consequence of managing financial risk Minera Alumbrera is party to derivative financial instruments.  These financial instruments are used in the normal course of business to hedge exposure to fluctuations in interest and foreign exchange rates and changes in commodity prices.  Minera Alumbrera does not undertake speculative trading.

(a)	Interest rate risk

Minera Alumbrera has borrowings outstanding which are subject to fixed or variable interest rates. Major exposures are to US interest rates, and the majority of interest rate hedging outstanding relates to US$ debt.

Hedging activities are conducted to reduce adverse impacts from interest rate movements on Minera Alumbrera's profit and net cashflows. Where derivative financial instruments are used to hedge interest rate risk their terms are intended to match the maturity profile of the underlying debt.

Minera Alumbrera has used swaps to hedge its exposure to interest rates within board approved limits.  Maturities of swap contracts are principally up to 2 years (2001: up to 3 years), with six monthly settlements of the net interest receivable/payable.

Minera Alumbrera's exposure to interest rate risk and the effective weighted average interest rate of financial assets and liabilities are set out below:
		Fixed interest maturing in:
2002	Variable Interest Rate (US$m)	Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
Financial assets
Cash - US$	97.5					97.5
Debtors
External					104.4	104.4

Total financial assets	97.5				104.4	201.9

Weighted average interest rate	1.8%

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22.	Financial instruments (cont'd)

		Fixed interest maturing in:
	Variable Interest Rate (US$m)	Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
Financial liabilities
Unsecured
- Loans from related parties - US$	(268.5)					(268.5)
Secured
- Project debt - US$	(280.4)	(13.0)	(64.9)			(358.3)
Creditors
- Relating to hedging contracts					(3.3)	(3.3)
- External					(37.5)	(37.5)
- Related parties					(78.3)	(78.3)

Total financial liabilities	(548.9)	(13.0)	(64.9)		(119.1)	(745.9)
Interest rate swaps (notional principal amount)	150.0	(100.0)	(50.0)
Net interest rate profile	(301.4)	(113.0)	(114.9)		(14.7)	(544.0)

Weighted average interest rate	3.6%	6.7%	6.8%

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22.	Financial instruments (cont'd)

			Fixed interest maturing in:
	2001	Variable Interest Rate (US$m)	Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
	Financial assets
	Cash - US$	58.4					58.4
	Debtors
	- External					96.7	96.7

	Total financial assets	58.4				96.7	155.1

	Weighted average interest rate	3.6%

	Financial liabilities
	Unsecured
	- Loans from related entities -US$	(268.5)					(268.5)
	Secured
	- Project debt - US$	(362.7)	(13.0)	(52.0)	(26.0)		(453.7)
	Creditors
	- Relating to hedging contracts					(2.2)	(2.2)
	- External					(111.3)	(111.3)

	Total financial liabilities	(631.2)	(13.0)	(52.0)	(26.0)	(113.5)	(835.7)
	Interest rate swaps (notional principal amount)	190.0	(40.0)	(150.0)
	Net interest rate profile	(382.8)	(53.0)	(202.0)	(26.0)	(16.8)	(680.6)

	Weighted average interest rate	6.5%	6.9%	6.5%	7.8%

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22.	Financial instruments (cont'd)

(b)	Foreign exchange risk

Minera Alumbrera is exposed to foreign exchange risk on unhedged receivables and payables. The US dollar equivalent (calculated at year end exchange rates) of unhedged receivables and payables denominated in foreign currencies at reporting date are set out below:

	Current	2002 (US$M)	2001 (US$M)
	Argentine peso amounts receivable	19.5	44.5
	Argentine peso amounts payable	10.6	6.5

The Argentine peso amounts receivable as at 30 June 2002 substantially consists of Impuesto Al Valor.  Agregado (IVA) of US$14.5 million and loans receivable from provincial government bodies of US$2.1 million in relation to infrastructure development initially solely funded by Minera Alumbrera.  The company has been experiencing delays in the receipt of IVA claims, particularly since the devaluation in early 2002.  The company is currently negotiating the recovery of the infrastructure loans.  No provision has been made for the non-recovery of these balances.

(c)	Commodity price risk

Minera Alumbrera enters into forward contracts to hedge commodity prices on a proportion of contracted and expected future sales transactions in order to protect expected sales revenues against volatility of commodity prices.  The objective is to achieve a balance between creating certainty of future cash flows and participating in beneficial commodity price movements. The expected future sales are forecast in light of current commodity market conditions, commitments from customers and expected mine production and sales.

The average price and quantity by maturity for precious metals contracts outstanding at the reporting date are set out in the table below.

The commodities hedged by Minera Alumbrera are normally sold direct to customers on an average price basis.  As a consequence, it is sometimes necessary to purchase the commodities on an average basis using a financial instrument when commodity price hedging is undertaken.

As at 30 June 2002 the entity had the following hedge positions against commodity exposures:

US$ Forward Sale of Gold
2002
Maturity	Amount Ounces	US$/ounce
2002/03	145 000	350
2003/04	100 000	354
2004/05	50 000	354

For comparison, the following gold hedge positions were in place at 30 June 2001:

US$ Forward Sale of Gold
2001
Maturity	Amount Ounces	US$/ounce
2001/02	217 967	339
2002/03	145 000	350
2003/04	100 000	354
2004/05	50 000	354

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22.	Financial Instruments (cont'd)

(d)	Credit risk

Minera Alumbrera is exposed to credit risk from the possibility of counterparties failing to perform their obligations.
(i) Financial assets and liabilities

The credit risk exposure on financial assets which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Credit risk due to debtor exposure is minimised by requiring debtors to meet minimum internal credit requirements. This risk is further minimised by undertaking transactions with a large number of counterparties in various countries. Credit risk due to financial intermediary exposure is minimised by only dealing with intermediaries who have an acceptable credit rating as determined by a recognised rating agency.

Minera Alumbrera is not materially exposed to any individual overseas country, customer or financial intermediary.

(ii) Derivative financial instruments

Credit risk exposure on derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings as determined by a recognised rating agency.

The maximum credit risk exposure on interest rate swap contracts is limited to the present value of the expected future cashflows to be received from counterparties on contracts that are favourable to Minera Alumbrera.  The amount of the exposure at reporting date is a loss of $3.6 million (2001: loss of $0.4 million).

The maximum credit risk exposure on commodity contracts is the difference between the current market prices at reporting date and the contracted prices which are in Minera Alumbrera's favour. The amount of the exposure at reporting date is $8.9 million (2001: $35.3 million).

(e)	Net fair values of financial assets and liabilities

(i) Valuation of financial assets and liabilities
The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximates their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cashflows by the current interest rates for assets and liabilities with similar risk profiles.  The fair values and carrying amounts of fixed rate instruments as at reporting date are presented in the table below.  The net fair values of all other current and non-current financial assets and liabilities as at the reporting date are not materially different to their carrying amounts.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22.	Financial Instruments (cont'd)
		Carrying amount	Net fair value	Carrying amount	Net fair value
		2002 (US$M)		2001 (US$M)
	Fixed rate US$ project debt	44.1	47.1	46.1	47.5
None of the classes of financial assets and liabilities are readily traded on organised markets.
(e)	Net fair values of financial assets and liabilities
(ii) Valuation of derivative financial instruments
The net fair value for interest rate swap contracts is taken to be the present value of the expected future cash flows as at reporting date.

The net fair value for foreign exchange forward and option contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market rates for contracts with similar maturity profiles.

The net fair value for commodity contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market prices for contracts with similar maturity profiles.

Recognised and unrecognised financial instruments

The net fair values of financial instruments as at reporting date are:

Interest rate swaps		Recognised	Unrecognised	Recognised	Unrecognised
		2002 (US$)		2001 (US$)
Deferred hedging gains	Current
	Non-current
Deferred hedging (losses)	Current		(1,032,297)		(281,333)
	Non-current		(2,593,510)		(180,640)
Deferred hedging gains/(losses)	Current		(1,032,297)		(281,333)
	Non-current		(2,593,510)		(180,640)
Total			(3,625,807)		(461,973)

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22.	Financial Instruments (cont'd)		Recognised	Unrecognised	Recognised	Unrecognised
	Commodity contracts		2002 (US$)		2001 (US$)
	Deferred hedging gains	Current		4,032,273	16,473,781
		Non-current		3,642,400	18,930,186
	Deferred hedging (losses)	Current
		Non-current
	Deferred hedging gains/(losses)	Current		4,032,273	16,473,781
		Non-current		3,642,400	18,930,186
	Total			7,674,673	35,403,967

23.	Commitments for Expenditure			2002 US$	2001 US$	2000 US$

Capital expenditure contracted for
Due not later than one year				9,068,346	3,779,068	11,498,808
				9,068,346	3,779,068	11,498,808

24.	Remuneration of Auditors			2002 US$	2001 US$	2000 US$

	Audit of the financial statements			35,343	100,000	101,589
	Other services			32,257	190,081	-

				67,600	290,081	101,589

25.	Remuneration of Directors	2002 US$	2001 US$	2000 US$

(a)	Aggregate of income paid or due and payable, to all directors of the company from the company or from any related entities in connection with the management of the companies affairs	0	0	0

(b)	Number of directors whose remuneration was within the following bands:
	US$	2002	2001	2000
	0 - 9,999	7	10	9

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

25.	Remuneration of Directors (cont'd)

(c)

The directors who have held office during the year are:

V. P. Gauci (resigned 10 September 2001), R.Miller (as from 11 September 2001), M.G. Menzies, M.S. Parrett (resigned 30 November 2001), I. Ashby (as from 30 November 2001), J.K. Mclean (resigned 3 July 2001), J. Rickus (as from 3 July 2001).

Alternates:

J. Rickus (for J.K. Mclean up to 3 July 2001), G. D. Mascall (for M. S. Parrett up to 23 August 2001), I. Ashby (for M. S. Parrett as from 23 August 2001 til 30 November 2001), D. M.  O'Toole (for R. Miller as from 26 September 2001 and alternate for M. G. Menzies during the whole year), C Ulloa (for I. Ashby as from 21 February 2002).

26.	Related Parties	2002 (US$)	2001 (US$)

(a)	Loans

	No loans were made or were outstanding during the financial year to directors of Minera Alumbrera.
	No loans were made or were outstanding to executives of Minera Alumbrera
(b)	Loans from related entities

	Current (note 12)
	Amounts owing to related entities	355,055	4,106,487

	Non-Current (note 15)
	Amounts owing to related entities	77,969,399	64,114,453
	Loans from related entities	268,464,181	268,464,181

		346,788,635	336,685,121

Amounts owing to related parties consist of advances made to the company by its shareholders.  Interest is payable on any outstanding principal and interest at a rate of LIBOR plus 2%.  In the event of the company defaulting on repayment of the amount owing, payment is deemed to be an equity contribution to the company, with the shareholders receiving common shares to the extent of the unpaid amount.  Repayment of advances is unsecured and subordinated to all senior debt obligations.

(c)	Transactions with related entities

During the financial year, the Minera Alumbrera Limited (MAA) received US$55,018 (2001: US$543,711; 2000: US$nil) from related entities and made payments of US$2,806,211  (2001: US$1,110,922  2000: US$1,093,726) to related entities in relation to administration and technical services provided.

During the financial year, MAA accrued interest of US$14,638,274 (2001: US$21,737,746; 2000: US$26,921,316) to related entities, pursuant to the terms of the Shareholder Services Agreement between MAA, MIM Holdings Limited, Rio Tinto and BHP Billiton.

During the financial year, MAA made no purchases of goods from related entities on normal commercial terms and conditions (2001: nil; 2000: US$423,960).

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

26.			Related Parties cont.

Until April 2002 MIM and IMZ had provided a guarantee in respect of IVA tax and guarantees for certain infrastructure in relation to the Minera Alumbrera Project for US$38.6 million (2001: US$90.8 million).

MIM and IMZ has indemnified the bank that has provided a letter of credit on behalf of a controlled entity for US$1 million (2001: US$15 million) to cover cash shortfalls in project financing reserve accounts on certain dates.

MIM and IMZ has undertaken to render continuing financial support to Minera Alumbrera in order that they are able to meet their liabilities as and when they fall due.

(d)	Controlling entities

Minera Alumbrera (MAA) is owned 50% by Mount Isa Pacific Pty Ltd and 50% by Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd is ultimately owned by MIM Holdings Limited (MIM) and Musto is owned 50% by Rio Tinto plc and 50% by BHP-Billiton plc. MIM is considered the ultimate holding company and consolidates MAA results into MIM accounts.

27.	Employee Entitlements	2002 (US$)	2001 (US$)

(a)	Aggregate employee entitlements
	Current	248,879	661,381
		248,879	661,381
(b)	Superannuation

The company contributes on behalf of employees to state and private superannuation funds which are responsible for meeting the full superannuation entitlement.  Therefore, apart from any unpaid contributions, the company has no superannuation liability.

28.	Segment Reporting

Geographical segments
All physical assets of Minera Alumbrera are located at the mine in Argentina. Segments are divided according to sales made to geographic areas.

Business segments

Minera Alumbrera operates in only one business segment being the production and sale of Copper / Gold concentrate.

Segment accounting policy

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill net of related provisions.  Segment assets and liabilities do not include income taxes.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

28.	Segment Reporting (cont'd) 2002 - Primary reporting - Geographic segments (US$M)
	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total
External sales	106.2	109.4	267.3	16.8	18.5			518.2

Other revenue						1.4		1.4

Total revenue	106.2	109.4	267.3	16.8	18.5	1.4		519.6

Segment assets						1326.0	69.3	1395.3

Segment liabilities						757.6		757.6

Acquisitions of property, plant and equipment, intangibles and other non-current assets						36.9		36.9

Depreciation and amortisation expense						126.5		126.5

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

28.	Segment Reporting (cont'd) 2001 - Primary reporting - Geographic segments (US$M)
	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total

External sales	135.9	85.4	155.1	7.2	63.4			447.0

Other revenue						4.0		4.0

Total revenue	135.9	85.4	155.1	7.2	63.4	4.0		451.0

Segment assets						1360.1		1360.1

Segment liabilities						846.0	25.4	871.4

Acquisitions of property, plant and equipment, intangibles and other non-current assets
						18.1		18.1
Depreciation and amortisation expense						115.9		115.9

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

28.	Segment Reporting (cont'd) 2000 - Primary reporting - Geographic segments (US$M)
	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total

External sales	91.5	95.2	184.8	32.4	64.6			468.5

Other revenue						4.2		4.2

Total revenue	91.5	95.2	184.8	32.4	64.6	4.2		472.7

Segment assets						1413.8	34.8	1448.6

Segment liabilities						928.2	50.7	978.9

Acquisitions of property, plant and equipment, intangibles and other non-current assets						23.1		23.1

Depreciation and amortisation expense						98.6		98.6

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

29.	Reconciliation of profit from ordinary activities to net cash provided/(used) by operating activities	2002 US$	2001 US$	2000 US$

	Profit from ordinary activities after income tax	148,939,278	19,058,566	20,185,626
	Depreciation and amortisation	126,488,656	115,861,440	98,599,106
	Loss on sale of plant and equipment	683,844	21,348	160,043
	Unrealised exchange (gains)/losses	34,908,508 (634,324)	(118,424)
Changes in assets and liabilities
	- (Increase) / decrease in trade debtors	(34,102,912)	(4,482,281)	5,045,530
	- (Increase) / decrease in other debtors	(11,366,051)	(108,152)	25,974,227
	- (Increase)/ decrease in stores	5,758,714	2,503,257	3,827,938
	- (Increase) / decrease in inventories	(18,078,338)	(65,213,403)	(25,230,047)
	- (Increase)/decrease in prepayments	(1,360,608)	(1,701,231)	2,558,924
	- Increase/ (decrease) in deferred income tax	(94,693,314)	9,571,851	25,178,518
	- Increase/ (decrease) in trade creditors	2,991,726	(11,067,521)	(10,644,001)
	- Increase/ (decrease) in other creditors	(8,719,067)	3,378,452	(28,155,374)
	- Increase/ (decrease) in amounts owing to related entities	10,103,514	20,354,398	27,718,011
	- Increase/ (decrease) in deferred hedging gains	1,072,585	(678,805)	(15,444,708)
	- Increase/ (decrease) in provision for rehabilitation	1,709,693	2,805,501	2,771,493
	- Increase/ (decrease) in provision for employeeentitlements	228,328	(321,444)	(259,189)

	Net cash inflows from operating activities	164,564,556	89,347,652	132,167,673

30.	US GAAP reconciliation

Minera Alumbrera Limited prepares its consolidated financial statements in accordance with generally accepted accounting principles in Australia ("A GAAP").  A GAAP differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"), as they relate to the company.  These differences and the effect of the adjustments necessary to present Minera Alumbrera Limited's consolidated net profit attributable to common shareholders, shareholders'equity and cash flows in accordance with US GAAP as at 30 June 2002 and 2001 and for the years ended 30 June 2002, 2001 and 2000, are detailed below.

30.	US GAAP reconciliation (cont'd)
(i) Net profit attributable to members			Year ended 30 June
2002 US$		2001 US$		2000 US$

Net profit in accordance with A GAAP	148,939,278	19,058,566		20,185,626

US GAAP adjustments:
Preoperating expenses	10,174,063	8,077,323		9,868,017
Revenue recognition, impact on revenues	(24,152,291)	(137,820)		12,439,628
Revenue recognition, impact on cost of sales	10,359,796	(55,500)		(9,647,343)
Bill-and-hold transactions, impact on revenues	5,752,227	(2,030,716)		(3,721,511)
Bill-and-hold transactions, impact on cost of sales	(4,250,600)	1,837,280		2,413,320
Allocation of overhead costs to inventory	(1,428,493)	(4,782,309)		(3,730,129)
Debt issuance costs	571,476	6,322,180		(5,027,466)
Effective interest method	154,237	(571,925)		(432,023)
Capitalisation of interest	3,182,527	2,427,978		1,994,156
Provision to reduce inventory to net realisable value	-	(8,646,793)		8,646,793
Mark to market of derivative instruments	(22,205,758)	25,780,855		-
Change in depletion method	1,538,545	1,127,550		1,063,799
Deferred income taxes	6,091,281	(8,804,431)		(4,160,172)

Total US GAAP adjustments to net profit	(14,212,990)	20,543,672	9,707,069
Net profit (loss) in accordance with US GAAP before
cumulative effect of a change in accounting principle
and dividends payable on preference shares	134,726,288	39,602,238	29,892,695
Cumulative effect of a change in depletion method, net of tax	-	-	(10,831,342)
Net profit (loss) in accordance with US GAAP before dividends payable on preference shares	134,726,288	39,602,238	19,061,353
Dividends payable on preference shares	(25,000,000)	(25,000,000)	(25,000,000)
Net profit (loss) attributable to common shareholders	109,726,288	14,602,238	(5,938,647)

30.	US GAAP reconciliation (cont'd)

(ii) Shareholders' equity
	As at
	30 June
	2002 US$	2001 US$

Shareholders' equity in accordance with A GAAP	637,689,370	488,750,092

US GAAP adjustments:
Preoperating expenses	(80,183,257)	(90,357,320)
Revenue recognition	(19,331,138)	(5,538,643)
Bill-and-hold transactions	-	(1,501,627)
Allocation of overhead costs to inventory	(14,212,356)	(12,783,863)
Debt issuance costs	(9,149,365)	(9,720,841)
Effective interest method	(5,280,497)	(5,434,734)
Capitalisation of interest	(22,711,469)	(25,893,996)
Mark to market of derivative instruments	8,577,152	38,261,045
Change in depletion method	(11,743,451)	(13,281,996)
Deferred income taxes	46,210,315	37,875,593
Preference shares, including cumulative
unpaid dividends	(438,120,000)	(413,120,000)

Total US GAAP adjustments to shareholders' equity	(545,944,066)	(501,496,382)

Shareholders' equity in accordance with US GAAP	91,745,304	(12,746,290)

(iii) Changes in US GAAP shareholders' equity	Year ended
	30 June
	2002 US$	2001 US$	2000 US$
Shareholders' equity at the beginning of the year	(12,746,290)	(36,084,661)	(30,146,014)

Net profit attributable to common shareholders	109,726,288	14,602,238	(5,938,647)
Other comprehensive income:
SFAS 133 transition asset, net of tax	-	22,089,136	-
Current period movement in transition asset, net of tax	(5,234,694)	(13,353,003)	-
Total comprehensive income	104,491,594	23,338,371	(5,938,647)

Shareholders' equity at the end of the year	91,745,304	(12,746,290)	(36,084,661)

30.	US GAAP reconciliation (cont'd)

Preoperating expenses

The company has capitalised operating costs incurred prior to the commencement of plant operations as part of mining property, plant and equipment.

Under US GAAP, the capitalisation of operating costs incurred prior to the commencement of plant operations or start up costs is not permitted.  The reconciliations include adjustments to reverse the asset recognised under A GAAP and to reverse the amortisation expense recognised each period.

Revenue recognition

The company recognises revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements" revenue cannot be recognised until both legal title and the risks and rewards of ownership have been transferred.  For certain of the company's sales, title does not transfer until certain documentation is provided to the customer and payment is received.  Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under A GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

In addition, included in revenues from ordinary activities are revenues from outside the operating activities of US$1.4 million, US$4.0 million and US$4.2 million for the years ended 30 June 2002, 2001 and 2000, respectively, that for US GAAP purposes would be recognised outside of revenues as other income.

Bill and hold transactions

The company recognised revenue for the sale of concentrate which was maintained in storage in accordance with contractual terms.  The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year.  Delivery of the concentrate occurred after year end.

For revenue to be recognised when physical delivery has not occurred under US GAAP, the following criteria must be met:

1.

The risks of ownership must have passed to the buyer;

2.

The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3.

The buyer, not the seller, must request that the transaction be on a bill and hold basis.  The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4.

There must be a fixed schedule for delivery of the goods.  The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5.

The seller must not have retained any specific performance obligations such that the earning process is not complete;

30.	US GAAP reconciliation (cont'd)

Bill and hold transactions (cont'd)

6.

The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7.

The product must be complete and ready for shipment.

The transactions did not meet all of the above criteria.  Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under A GAAP; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

Allocation of overhead costs to inventory

The company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under US GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

Debt Issuance Costs

The company capitalised as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under US GAAP, capitalisation of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalised and to reverse the related amortisation expense.

Effective Interest Method

The company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under US GAAP, debt issuance costs are amortised over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under A GAAP and to record the amortisation expense using the effective interest method.

Capitalisation of Interest

The company capitalised interest costs as part of mining property, plant and equipment through the period when the plant achieved 80% of capacity (February 1998), which was deemed the date of commencement.

Under US GAAP, interest costs may be capitalised up to the date the qualifying assets are ready for their intended use.  Project commissioning and the processing of ore from the mine commenced in August 1997.

The reconciliations include adjustments to reverse the interest costs capitalised between August 1997 and February 1998 and to reverse the related depletion expense.

30.	US GAAP reconciliation (cont'd)

Provision to Reduce Inventory to Net Realisable Value

The company recognised a reserve in fiscal year 2000 to reduce the carrying value of long term inventory to net realisable value.  The reserve was reversed in fiscal year 2001.

As described above, the company allocates certain overhead costs to long term inventory under A GAAP which are not capitalisable under US GAAP.  As a result, the US GAAP carrying value of long-term inventory is less than the carrying value of the long term inventory under A GAAP by the amount of such overhead cost capitalisation.  Due to such lower carrying value, the reserve to reduce long term inventory to net realisable value was not required under US GAAP.

The reconciliations include adjustments to remove the impacts of the reserve recognised in fiscal year 2000 and the subsequent reversal of the reserve in fiscal year 2001.

Mark to market of derivative instruments

The company enters into United States dollar denominated floating lease rate gold forward sales contracts to hedge against adverse movements in commodity prices.  Under A GAAP, gains and losses on derivative contracts effective as hedges of anticipated purchases and sales are deferred and recognised concurrently with the purchase or sale transaction.

In addition, the company enters into interest rate swaps to hedge against movements in interest rates and to minimize the volatility of the company's profit and net cash flows arising from changes in interest rates.  The terms of the interest rate swaps are intended to match the maturity profile of the underlying debt.  Under A GAAP, the company recognises in interest expense the net impact of the interest rate swap receivables/payables.

Through 30 June 2000, the above accounting was consistent with US GAAP.  Effective 1 July 2000, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, for US GAAP purposes.  SFAS No. 133 requires derivative instruments to be recorded at their fair value as either an asset or liability in the statement of financial position.  Gains or losses on derivatives which qualify and are effective as cash flow hedges are accumulated in equity as other comprehensive income and are recognised in earnings when the hedged transactions occur.  Gains or losses on non-qualifying derivatives are recognised in earnings immediately.  Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The company has not met the restrictive documentation, designation and effectiveness assessments required by SFAS 133.  As a result, the derivative instruments used to hedge the anticipated transactions and interest rate swaps are marked to market through earnings.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative-effect gain of $29.1 million  in other comprehensive income as of 1 July 2000.  Subsequent movements in the fair value of the derivative contracts are recognised in earnings.  The transition adjustment is reclassified from shareholders'equity to earnings as the designated purchases and sales transactions and interest payments to which the derivative contracts relate occur.

Taxation

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the A GAAP to US GAAP differences, there are no significant differences in accounting for income taxes between A GAAP and US GAAP, as they relate to the company.

30.	US GAAP reconciliation (cont'd)

Change in depletion method

During fiscal year 2000, the company changed its depletion method for mine property, plant and equipment from the straight-line method to the units of production method.  Under A GAAP this change has been accounted for prospectively.

Under US GAAP, a change in depletion method on existing assets is accounted for as a change in accounting principle.  A change in accounting principle is accounted for by recognizing in earnings the cumulative effect of the change in principle as of the beginning of the year.  The cumulative effect is determined as the difference between the depletion of the assets using the straight-line method and depletion of the assets using the units of production method, as if the units of production method was used from the beginning.

The reconciliations include adjustments to reflect the cumulative effect of the change in depletion method and to reflect the impact of the change on subsequent depletion expense recognised under A GAAP.

Preference shares

The company has issued preference shares to its two ordinary shareholders that are redeemable at the option of the company.  The company may redeem the preference shares by a unanimous vote of the directors.  All of the directors are appointed by the company's ordinary shareholders.

Under A GAAP, the preference shares have been classified as a component of shareholders'equity because the issuer does not have a present obligation to transfer assets to the preference shareholder.

Under US GAAP, EITF Topic D-98 provides that if the preference shareholders control the votes of the directors through direct representation or other rights the preference shares are redeemable at the option of the holder and classification outside of equity is required.  In the case of the company, the preference shareholders control the directors through their ordinary shares.  US GAAP requires that the preference shares be recorded at fair value upon issue and accreted to their redemption value when redemption is probable.  The accretion in value is recorded in the statement of financial performance in determining net income available to common shareholders. Dividends, whether declared or not, on redeemable preference shares are recognised in a similar manner.

The reconciliations include adjustments to remove the preference shares from shareholders' equity, to recognise the liability for unpaid dividends and to recognise dividends in determining net income available to common shareholders.

Statement of cash flows

Under both Australian and US GAAP, a statement of cash flows is presented, which discloses cash flows from operating, investing and financing activities. Under US GAAP, balances maintained in the Senior Debt Reserve Account are restricted from use.  Accordingly, for US GAAP purposes these amounts are classified as investing activities and are not reflected as a component of the cash position.

Presented below is cash and summarised cash flow information in accordance with US GAAP as of and for the years ended 30 June 2002, 2001 and 2000.

30.	US GAAP reconciliation (cont'd)

Cash flows in accordance with US GAAP
	Year ended 30 June
	2002 US$	2001 US$	2000 US$

Cash flows from operating activities	164,564,556	89,347,652	132,167,673
Cash flows used in investing activities	(38,932,825)	(6,626,673)	(72,685,961)
Cash flows used in financing activities	(95,304,292)	(75,304,295)	(65,304,295)
Net increase (decrease) in cash	30,327,439	7,416,684	(5,822,583)
Opening cash	17,042,140	9,625,456	15,448,039
Closing cash	47,369,579	17,042,140	9,625,456

As reported cash position in accordance with A GAAP	97,463,244	58,419,709	61,214,377

US GAAP adjustment
Senior debt reserve account	(50,093,665)	(41,377,569)	(51,588,921)
Cash position in accordance with US GAAP	47,369,579	17,042,140	9,625,456

Reconciliation with Canadian GAAP

Generally accepted accounting principles in the United States differ from generally accepted accounting principles in Canada ("Canadian GAAP"), as they relate to the company.  The principle differences relate to the accounting for preoperating expenses, capitalization of interest, derivative instruments, cumulative effect of a change in depletion method and the preference shares.   The US GAAP accounting for these items is set out above.  Canadian GAAP is similar to Australian GAAP in accounting for preoperating expenses, capitalization of interest, derivative instruments, cumulative effect of a change in depletion method and the preference shares.  Under Canadian GAAP these items are accounted for as follows:

  preoperating expenses are capitalised and amortised over the period of benefit;

  interest capitalisation ceases when the assets are ready for productive use;

  hedging gains and losses on derivative instruments designated and effective as hedges are deferred and recognised when the anticipated transaction occur;

  changes in amortisation or depletion methods are accounted for as changes in estimates; and

  the preference shares are classified as shareholders' equity.

In reconciling US GAAP to Canadian GAAP, the adjustments made relating to these items  are reversed, including the related tax effect.  Shareholders'equity in accordance with Canadian GAAP as at 30 June 2002 and 2001 was $604,108,021 and $464,264,296, respectively.  Net profit attributable to common shareholders in accordance with Canadian GAAP for the years ended 30 June 2002, 2001 and 2000 was $139,843,724, $13,412,644 and $20,844,514, respectively.

31.        Adjustments to previously issued financial statements

These accounts include adjustments as compared to the financial statements previously issued by the company as of and for the year ended 30 June 2002. The adjustments correct the duplicate recording of trade debtors and hedging gains and losses on sales including the tax effect. The effect of these adjustments are as follows:

2002 US$
Net profit/(loss)
-As reported	154,370,455
-As restated	148,939,278

Total shareholders'equity
-As reported	643,120,547
-As restated	637,689,370

32.        Events occurring after reporting date

At the date of this report, there were no events occurring after reporting date which would significantly affect the operations of the company, the results of those operations or the state of affairs of the company, in subsequent financial years except as noted below.

On 21 February 2003, Wheaton River Minerals Ltd (WRM), a Canadian listed company and Rio Tinto plc signed an agreement, subject to closing and financial conditions, for the sale of Peak Gold Mines Pty Ltd and Rio Tinto plc's 25% stake in the Bajo de la Alumbrera mine in Argentina to WRM for a combined US$210 million.

These events have had no financial effect on the financial statements of the company.

MINERA ALUMBRERA LIMITED

DIRECTORS'DECLARATION

The directors declare that the financial statements and notes set out on pages G-1 to G-40:
(a) comply with Accounting Standards and other mandatory professional reporting requirements in Australia ("accounting principles generally accepted in Australia"); and

(b)

give a true and fair view of the company's financial position as at 30 June 2002 and 30 June 2001 and of its performance, as represented by the results of its operations and its cash flows, for each of the three years in the period ended 30 June 2002.

In the directors' opinion:
(a) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors. "Charles Sartain" "John Rickus"
Director Director
___28___ February 2003

MINERA ALUMBRERA LIMITED

REPORT OF INDEPENDENT ACCOUNTANTS

To the members of Minera Alumbrera Limited

In our opinion, the financial statements, set out on pages G-1 to G-40 present fairly, in all material respects, the financial position of Minera Alumbrera Limited (the "Company") as at 30 June 2002 and 30 2001, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2002 in conformity with Accounting Standards and other mandatory professional reporting requirements in Australia, ("accounting principles generally accepted in Australia").

These financial statements are the responsibility of the directors of the Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Australia and Canada which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in note 31, the Company restated its financial statements as at and for the year ended 30 June 2002. The previous report of independent accountants dated 24 October 2002 has been withdrawn and the financial statements have been revised as indicated in note 31.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the Company's net profit expressed in United States Dollars for each of the three years in the period ended 30 June 2002 and the determination of the Company's equity and financial position also expressed in United States Dollars as at 30 June 2002 and 2001 to the extent summarised in Note 30 to the financial statements.

Inherent Uncertainty Regarding Argentina

Without qualification to the opinion expressed above, attention is drawn to the following matter:

Argentina is experiencing severe economic difficulties including a significant currency devaluation.  The operations of the Company may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

Comment to Readers in Canada

In Canada, reporting standards do not allow for the addition of an emphasis of matter paragraph (following the opinion paragraph) that draws attention to a a significant uncertainty such as described in the paragraph entitled Inherent Uncertainty Regarding Argentina.  Under Canadian reporting standards, the paragraph entitled Inherent Uncertainty Regarding Argentina would not be included in the Report of Independent Accountants.

PricewaterhouseCoopers

Chartered Accountants

Robert Hubbard

Partner

Brisbane, Australia

24 October 2002, except for notes 30, 31 and 32 for which the date is 28 February 2003.

MINERA ALUMBRERA LIMITED

(Incorporated in Antigua and Barbuda)

UNAUDITED INTERIM FINANCIAL STATEMENTS

9 MONTHS TO 31 MARCH 2003

CONTENTS

Page No.

Statements of Financial Performance (US$)

H-2

Statements of Financial Position (US$)

H-3

Statements of Cash Flows (US$)

H-4

Notes to and forming part of the financial statements

H-5 - H-17

Directors'Declaration

H-18

MINERA ALUMBRERA LIMITED

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE INTERIM PERIOD ENDED 31 MARCH 2003

	9 months to March 2003	9 months to March 2002
	US$	US$
	(Unaudited)	(Unaudited)

Revenue from ordinary activities	386,257,744	379,566,945

Expenses from ordinary activities excluding borrowing costs	(277,437,248)	(313,934,147)

Borrowing costs	(19,560,599)	(34,096,328)

Profit from ordinary activities before income taxes	89,259,897	31,536,470

Income (tax expense)/benefit	(62,858,729)	80,723,234

Profit from ordinary activities after income taxes	26,401,168	112,259,704

Net profit	26,401,168	112,259,704

Net profit attributable to members of Minera Alumbrera Limited	26,401,168	112,259,704

Total revenues, expenses and valuation adjustments attributable to members of Minera Alumbrera Limited recognised directly in equity	-	-

Total changes in equity other than those resulting from transactions with owners as owners.	26,401,168	112,259,704

The above statements of financial performance should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED

STATEMENTS OF FINANCIAL POSITION AS AT 31 MARCH 2003

	March 2003	June 2002
	US$	US$
	(Unaudited)
Current Assets
Cash assets	139,087,424	97,463,244
Receivables	110,937,223	90,471,676
Inventories	25,234,273	22,836,934
Other	3,063,591	3,761,171

Total current assets	278,322,511	214,533,025

Non-current assets
Receivables	13,970,447	13,895,558
Inventories	155,973,626	148,719,625
Mining property, plant and equipment	874,771,083	948,859,377
Deferred tax asset	6,397,181	69,255,910
Other financial assets	166,319	-

Total non-current assets	1,051,278,656	1,180,730,470

Total assets	1,329,601,167	1,395,263,495

Current liabilities
Payables	45,805,343	36,062,275
Interest bearing liabilities	75,304,293	75,304,293
Provisions	381,596	248,879

Total current liabilities	121,491,232	111,615,447

Non-current liabilities
Payables	343,787,999	351,539,491
Interest bearing liabilities	187,420,701	283,065,018
Provisions	12,810,695	11,354,169

Total non-current liabilities	544,019,395	645,958,678

Total liabilities	665,510,627	757,574,125

Net assets	664,090,540	637,689,370

Equity
Contributed equity	435,812,000	435,812,000
Retained profits	228,278,540	201,877,370

Total Equity	664,090,540	637,689,370

The above statements of financial position should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED

STATEMENTS OF CASH FLOWS

FOR THE INTERIM PERIOD ENDED 31 MARCH 2003

	9 months to March 2003	9 months to March 2002
	US$	US$
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Receipts from customers	328,417,639	256,860,394
Payments to suppliers and employees	(140,098,785)	(137,847,550)
Interest received	1,244,468	2,295,239
Interest and other costs of finance paid	(10,354,432)	(28,155,241)
Refundable IVA received/(paid)	(20,986,102)	22,029,280

Net cash inflow from operating activities	158,222,788	115,182,122
Cash flows from investing activities
Mining property, plant and equipment
- Proceeds from sales		41,684
- Payments for purchases	(20,954,291)	(35,352,309)

Net cash outflow from investing activities	(20,954,291)	(35,310,625)

Cash flows from financing activities
Repayment of borrowings	(95,644,317)	(57,652,147)

Net cash outflow from financing activities	(95,644,317)	(57,652,147)

Net increase (decrease) in cash held	41,624,180	22,219,350

Cash at the beginning of the financial period	97,463,244	58,419,709

Cash at the end of the financial period	139,087,424	80,639,059

The above statements of cash flows should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

1.	Statement of Significant Accounting Policies

This general purpose financial report for the interim nine month reporting period ended 31 March 2003 has been prepared in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and other authoritative pronouncements of the Australian Accounting Standards Board (collectively "Australian GAAP" or "A GAAP").

This interim financial report is unaudited and does not include all the notes of the type normally included in an annual financial report.  Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002.

In management's opinion the interim report includes all normal recurring adjustments necessary to fairly present the results of operations of the Issuer as at 31 March 2003 and for the nine month periods ended 31 March 2003 and 2002.  Interim results may not be indicative of the results for the full year.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. All amounts are expressed in United States Dollars.

Minera Alumbrera (MAA) is owned 50% by Mount Isa Pacific Pty Ltd and 50% by Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd is ultimately owned by MIM Holdings Limited (MIM) and Musto is owned 50% by Wheaton River Minerals Ltd and 50% by BHP-Billiton plc (2002: 50% Rio Tinto plc and 50% BHP-Billion plc). Wheaton River Mineral Ltd acquired a 50% share in Musto from Rio Tinto plc on  18 March 2003. MIM is considered the ultimate controlling entity and consolidates MAA results into MIM accounts.

2.	Profit from ordinary activities	9 months to March 2003	9 months to March 2002
		US$	US$
		(Unaudited)	(Unaudited)

	Revenue from ordinary activities
	Revenue from operating activities	382,407,729	379,297,381
	Revenue from outside the operating activities	3,850,015	269,564

		386,257,744	379,566,945

	Cost of sales	191,004,777	215,952,509
	Other operating expenses	82,652,230	97,797,037
	Borrowing costs	19,560,599	34,096,328
	General and administration	76,605	61,248
	Other expenses	3,703,636	123,353

		296,997,847	348,030,475
	Profit from ordinary activities before income tax	89,259,897	31,536,470

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

2.	Profit from ordinary activities (cont'd)

Financial impact of Argentine peso devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception the company has adopted the US dollar as its functional currency for financial statement purposes.  However, due to local guidelines of Technical Resolutions of the Argentine Federation of Professional Councils of Economic Sciences, the Professional Council of Economic Sciences of the city of Buenos Aires and resolutions of the Corporation Control Authority (I.G.J.), the company is required to also prepare financial statements in local currency, and prepare a tax return and pay tax liabilities in local currency.

The removal of the one to one peg of the peso to the US dollar in January 2002 and the subsequent devaluation of the peso to 3.025 pesos to the US dollar at 31 March 2002, 3.86 pesos to the US dollar at 30 June 2002  and to 2.9725 pesos to the US dollar at 31 March 2003 has created the following tax impact on Minera Alumbrera:

9 months to March 2003
US$
(Unaudited)

Income tax expense	(62,858,729)

Prima facie income tax expense @ 30%	(26,777,969)

Difference between prima facie income tax expense and the actual income tax expense	(36,080,760)

This difference is attributable to the tax effect of the following items which reduce/(increase) income tax (expense)/revenue:

Exchange gains on US$ monetary items (a)	(33,829,793)
Exchange gain on Argentine peso monetary items	477,753
Depreciation (b)	(16,294,583)
Exchange loss on remeasurement into the functional currency (c )	(8,789,550)
Revaluation of Argentine tax losses brought forward	22,355,413
(36,080,760)

(a)

The peso equivalent of the Minera Alumbrera US dollar project debt, shareholder debt and other balances has significantly increased due to the devaluation, giving rise to peso currency exchange losses.  For the Argentine tax year ended 30 June 2002 and for the nine months ended 31 March 2002, these losses gave rise to a tax benefit of $119.5 million and $108.8 million, respectively.  For the nine months ended 31 March 2003, the peso has strengthened from 3.86 pesos to the US dollar to 2.9725 pesos to the US dollar, resulting in peso currency exchange gains and giving rise to a tax liability of $33.9 million.

(b)

The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired.  Almost the entire fixed assets of the company were acquired at the one to one peg.  The devaluation has therefore significantly reduced the US dollar value of future tax depreciation.  Under current accounting standards this loss will be recognised progressively over the remaining mine life.  For the nine months ended 31 March 2003 and 2002 this loss amounted to $16.2 million and $21.2 million, respectively.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

2.

Profit from ordinary activities (continued)

(c)

As stated above the company is required to prepare its tax returns in local currency whereas the tax effect accounting is undertaken in the functional currency.  As a result of this an exchange loss arises on the remeasurement of income taxes into the functional currency.  For the nine months ended 31 March 2003 and 2002 an exchange loss of $8.9 million and $15.1 million, respectively, arose which has been included in the income tax (expense)/benefit for the period.

During the nine months ended 31 March 2003 and 2002, the Issuer utilised approximately $296.3 million (2002:nil), in carry forward tax losses.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 31 March 2003.  The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, and US dollar at balance dates, any future changes in law and future earnings.

These changes do not fundamentally alter the carrying value of mining property, plant and equipment assets.  There are positives and negatives associated with the devaluation; importantly the company benefits from reduced operating costs in US dollar terms as a result of the devaluation.  The company's fiscal stability regime under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties.  The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

3.

Dividends paid

No dividends were declared or paid in relation to the interim periods for the nine months ended 31 March 2003 and 31 March 2002.

4.

Contingent liabilities

Minera Alumbrera Limited ("MAA") is contingently liable for commitments and performance guarantees and claims arising in the ordinary course of business in respect of which it is not practicable to isolate or determine the amounts thereof.

These include:

The Catamarcan Mining Judge has been given two bonds of indemnity and the Direccion de Mineria one bond of indemnity each for an unspecified amount.  These relate to the granting to MAA of the mine infrastructure and water easements in Catamarca and that part of the pipeline easement in Tucuman.  They state that MAA will pay compensation to Landowners whose properties are effected by the mine infrastructure, water and concentrate pipeline easements when those owners have been identified and valid title is demonstrated.

Bank Guarantee to DGI (Argentine Tax Authority) for VAT Reimbursement (28-02-02).  These letters of credit (US$38 501 169) expired in April 2002.

5.

Events occurring after reporting date

At the date of this report, there were no events occurring after reporting date which would significantly affect the operations of the company, the results of those operations or the state of affairs of the company, in subsequent financial years except as noted below.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

On 26 March 2003, Wheaton River Minerals Ltd (WRM), a Canadian listed company and owner of a 25% interest in Minera Alumbrera, and BHP Billiton announced an agreement, subject to closing and financial conditions, for the sale of BHP Billiton's 25% interest in Minera Alumbrera to WRM.

These events have had no financial effect on the financial statements of the company.

6.

Segment Reporting

Geographic segments

All physical assets of Minera Alumbrera are located at the mine in Argentina.  Segments are divided according to sales made to geographic areas.

Business segment

Minera Alumbrera operates in only one business segment being the production and sale of Copper/Gold concentrate.

Segment accounting policy

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill net of related provisions.  Segment assets and liabilities do not include income taxes.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

6.	Segment Reporting (cont'd) 31 March 2003 - Primary reporting - geographic segments ($M) (Unaudited)
		Japan	Asia	Europe	South America (excl Argentina)	North America	Argentina	Unallocated	Total
	External sales	80.4	106.7	175.7	9.5	10.1			382.4

	Other revenue						3.9		3.9

	Total revenue	80.4	106.7	175.7	9.5	10.1	3.9		386.3

	Segment assets						1323.2	6.4	1329.6

	Segment liabilities						665.5		665.5

	Acquisitions of property, plant and equipment, intangibles and other non-current assets						21.0		21.0

	Depreciation and amortisation expense						92.6		92.6

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

6.	Segment Reporting (cont'd) 31 March 2002 - Primary reporting - geographic segments ($M) (Unaudited)
		Japan	Asia	Europe	South America (excl Argentina)	North America	Argentina	Unallocated	Total
	External sales	75.4	78.1	198.3	9.4	18.1			379.3

	Other revenue						0.3		0.3

	Total revenue	75.4	78.1	198.3	9.4	18.1	0.3		379.6

	Segment assets						1332.8	54.3	1387.1

	Segment liabilities						783.8		783.8

	Acquisitions of property, plant and equipment, intangibles and other non-current assets						35.3		35.3

	Depreciation and amortisation expense						101.4		101.4

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7.

US GAAP reconciliation

Minera Alumbrera Limited prepares its consolidated financial statements in accordance with generally accepted accounting principles in Australia ("A GAAP").  A GAAP differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"), as they relate to the company.  These differences and the effect of the adjustments necessary to present Minera Alumbrera Limited's consolidated net profit attributable to common shareholders, shareholders'equity and cash flows in accordance with US GAAP as at 31 March 2003 and for the nine months ended 31 March 2003 and 2002, are detailed below.

(i)

Net profit attributable to members

	Nine months ended
	31 March
	2003 US$	2002 US$
	(Unaudited)	(Unaudited)

Net profit in accordance with Australian GAAP	26,401,168	112,259,704
Preoperating expenses	6,626,912	7,657,495
Revenue recognition, impact on revenues	9,837,645	(24,017,981)
Revenue recognition, impact on cost of sales	(2,069,094)	11,775,564
Bill-and-hold transactions, impact on revenues	-	5,752,227
Bill-and-hold transactions, impact on cost of sales	-	(4,250,600)
Allocation of overhead costs to inventory	(885,962)	(648,938)
Debt issuance costs	3,948,669	1,612,279
Effective interest method	(1,800,717)	115,677
Capitalization of interest	1,944,731	2,253,647
Mark to market of derivative instruments	(1,588,651)	(16,356,501)
Change in depletion method	978,563	1,120,456
Change in rehabilitation method	567,609
Deferred income taxes	(5,267,911)	4,496,002
Total US GAAP adjustments to net profit	12,291,794	(10,490,672)

Net profit (loss) in accordance with US GAAP before cumulative effect of a change in accounting principle	38,692,962	101,769,031

Cumulative effect of a change in rehabilitation method, net of tax	4,297,057	-

Net profit (loss) in accordance with US GAAP	42,990,019	101,769,031

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7.

US GAAP reconciliation (cont'd)

(ii)

Shareholders'equity

	Nine months ended	Year ended
	31 March	30 June
	2003 US$	2002 US$
	(Unaudited)

Shareholders' equity in accordance with Australian GAAP	664,090,540	637,689,370

US GAAP adjustments

Preoperating expenses	(73,556,345)	(80,183,257)
Revenue recognition	(11,562,586)	(19,331,138)
Allocation of overhead costs to inventory	(15,098,318)	(14,212,356)
Debt issuance costs	(5,200,696)	(9,149,365)
Effective interest method	(7,081,215)	(5,280,497)
Capitalization of interest	(20,766,738)	(22,711,469)
Mark to market of derivative instruments	3,428,656	8,577,152
Change in depletion method	(10,764,890)	(11,743,451)
Change in rehabilitation method	6,706,263	-
Deferred income taxes	40,168,760	46,210,315
Preference shares, including cumulative
unpaid dividends	(438,120,000)	(438,120,000)

Total US GAAP adjustments to shareholders' equity	(531,847,110)	(545,944,066)

Shareholders' equity in accordance with US GAAP	132,243,431	91,745,304

(iii) Changes in US GAAP shareholders' equity

	Nine months ended	Nine months ended	Year ended
	31 March	31 March	30 June
	2003 US$	2002 US$	2002 US$
	(Unaudited)	(Unaudited)

Shareholders' equity at the beginning of the period	91,745,304	(12,746,290)	(12,746,290)

Net profit attributable to common shareholders	42,990,019	101,769,031	109,726,288
Other comprehensive income:
Current period movement in transition asset	(2,491,892)	(4,175,412)	(5,234,694)

Total comprehensive income	40,498,127	97,593,620	104,491,594

Shareholders' equity at the end of the period	132,243,431	84,847,329	91,745,304

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7.

US GAAP reconciliation (cont'd)

Preoperating expenses

The company has capitalised operating costs incurred prior to the commencement of plant operations as part of mining property, plant and equipment.

Under US GAAP, the capitalization of operating costs incurred prior to the commencement of plant operations or start up costs is not permitted.  The reconciliations include adjustments to reverse the asset recognised under Australian GAAP and to reverse the amortisation expense recognised each period.

Revenue recognition

The company recognises revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements" revenue cannot be recognised until both legal title and the risks and rewards of ownership have been transferred.  For certain of the company's sales, title does not transfer until certain documentation is provided to the customer and payment is received.  Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under Australian GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

In addition, included in revenues from ordinary activities are revenues from outside the operating activities of US$3.9 million and US$0.3 million for the nine months ended 31 March 2003 and 2002, respectively, that for US GAAP purposes would be recognised outside of revenues as other income.

Bill and Hold Transactions

The company recognised revenue in fiscal year 2001 for the sale of concentrate which was maintained in storage in accordance with contractual terms.  The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year.  Delivery of the concentrate occurred after year end.

For revenue to be recognised when physical delivery has not occurred under US GAAP, the following criteria must be met:

1.  The risks of ownership must have passed to the buyer;

2.  The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3.  The buyer, not the seller, must request that the transaction be on a bill and hold basis.  The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4.  There must be a fixed schedule for delivery of the goods.  The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5.  The seller must not have retained any specific performance obligations such that the earning process is not complete;

6.  The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7.  The product must be complete and ready for shipment.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7.

US GAAP reconciliation (cont'd)

The transactions did not meet all of the above criteria.  Accordingly, the reconciliations include adjustments to recognise the sale in fiscal year 2002.

Allocation of Overhead Costs to Inventory

The company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under US GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

Debt Issuance Costs

The company capitalised as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under US GAAP, capitalization of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalised and to reverse the related amortization expense.

Effective Interest Method

The company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under US GAAP, debt issuance costs are amortised over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under A GAAP and to record the amortization expense using the effective interest method.

Capitalisation of Interest

The company capitalised interest costs as part of mining property, plant and equipment through the period when the plant achieved 80% of capacity (February 1998), which was deemed the date of commencement.

Under US GAAP, interest costs may be capitalised up to the date the qualifying assets are ready for their intended use.  Project commissioning and the processing of ore from the mine commenced in August 1997.

The reconciliations include adjustments to reverse the interest costs capitalised between August 1997 and February 1998 and to reverse the related depletion expense.

Mark to Market of Derivative Instruments

The company enters into United States dollar denominated floating lease rate gold forward sales contracts to hedge against adverse movements in commodity prices.  Under A GAAP, gains and losses on derivative contracts effective as hedges of anticipated purchases and sales are deferred and recognised concurrently with the purchase or sale transaction.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7.

US GAAP reconciliation (cont'd)

In addition, the company enters into interest rate swaps to hedge against movements in interest rates and to minimize the volatility of the company's profit and net cash flows arising from changes in interest rates.  The terms of the interest rate swaps are intended to match the maturity profile of the underlying debt.  Under A GAAP, the company recognizes in interest expense the net impact of the interest rate swap receivables/payables.

Through 30 June 2000, the above accounting was consistent with US GAAP.  Effective 1 July 2000, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, for US GAAP purposes.  SFAS No. 133 requires derivative instruments to be recorded at their fair value as either an asset or liability in the statement of financial position.  Gains or losses on derivatives which qualify and are effective as cash flow hedges are accumulated in equity as other comprehensive income and are recognised in earnings when the hedged transactions occur.  Gains or losses on non-qualifying derivatives are recognised in earnings immediately.  Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The Issuer has not met the restrictive documentation, designation and effectiveness assessments required by SFAS 133.  As a result, the derivative instruments used to hedge the anticipated transactions and interest rate swaps are marked to market through earnings.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative-effect gain of $31.6 million  in other comprehensive income as of 1 July 2000.  Subsequent movements in the fair value of the derivative contracts are recognised in earnings.  The transition adjustment is reclassified from shareholders'equity to earnings as the designated purchases and sales transactions and interest payments to which the derivative contracts relate occur.

Rehabilitation

The company recognizes a provision for rehabilitation, restoration and close down costs associated with the restoration of mine property, plant and equipment.   The provision is accumulated through a units of production charge to earnings over the life of the mine.

Through 30 June 2002, the company's accounting for rehabilitation, restoration and close down costs was consistent with US GAAP.  Effective 1 July 2002, the company adopted the provisions of SFAS 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") for US GAAP purposes.  SFAS 143 requires that obligations associated with the retirement of a long-lived asset be recorded as a liability when those obligations are incurred with the amount of the liability initially measured at fair value.  In the absence of quoted market prices the present value of estimated expected future cash flows is to be used.  Upon initially recognizing a liability for an asset retirement obligation a corresponding increase in the carrying value of the asset is recognised.  The adoption of SFAS 143, is recognised as a cumulative effect adjustment.

The reconciliations include adjustments to reflect the adoption of SFAS 143 as of 1 July 2002 and the subsequent accounting under SFAS 143.

Change in depletion method

During fiscal year 2000, the company changed its depletion method for mine property, plant and equipment from the straight-line method to the units of production method.  Under A GAAP this change has been accounted for prospectively.

Under US GAAP, a change in depletion method on existing assets is accounted for as a change in accounting principle.  A change in accounting principle is accounted for by recognizing in earnings the cumulative effect of the change in principle as of the beginning of the year.  The cumulative effect is determined as the difference between the depletion of the assets using the straight-line method and depletion of the assets using the units of production method, as if the units of production method was used from the beginning.

The reconciliations include adjustments to reflect the cumulative effect of the change in depletion method and to reflect the impact of the change on subsequent depletion expense recognised under Australian GAAP.

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7.

US GAAP reconciliation (cont'd)

TAXATION

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the Australian GAAP to US GAAP differences, there are no significant differences in accounting for income taxes between Australian GAAP and US GAAP, as they relate to the company.

Preference Shares

The company has issued preference shares to its two ordinary shareholders that are redeemable at the option of the company.  The company may redeem the preference shares by a unanimous vote of the directors.  All of the directors are appointed by the company's ordinary shareholders.

Under Australian GAAP, the preference shares have been classified as a component of shareholders'equity because the issuer does not have a present obligation to transfer assets to the preference shareholder.

Under US GAAP, EITF Topic D-98 provides that if the preference shareholders control the votes of the directors through direct representation or other rights the preference shares are redeemable at the option of the holder and classification outside of equity is required.  In the case of the company, the preference shareholders control the directors through their ordinary shares.  US GAAP requires that the preference shares be recorded at fair value upon issue and accreted to their redemption value when redemption is probable.  The accretion in value is recorded in the statement of financial performance in determining net income available to common shareholders. Dividends, whether declared or not, on redeemable preference shares are recognised in a similar manner.

The reconciliations include adjustments to remove the preference shares from shareholders' equity, to recognize the liability for unpaid dividends and to recognize dividends in determining net income available to common shareholders.

Statement ofCash Flows

Under both Australian and US GAAP, a statement of cash flows is presented, which discloses cash flows from operating, investing and financing activities. Under US GAAP, balances maintained in the Senior Debt Reserve Account are restricted from use.  Accordingly, for US GAAP purposes these amounts are classified as investing activities and are not reflected as a component of the cash position.

Presented below is cash and summarised cash flow information in accordance with US GAAP as at and for the nine months ended 31 March 2003 and 2002.

Cash flows in accordance with US GAAP	Nine months ended 31 March
	2003 US$	2002 US$
	(Unaudited)	(Unaudited)
Cash flows from operating activities	158,222,788	115,182,122
Cash flows used in investing activities	5,739,374	(32,184,926)
Cash flows used in financing activities	(95,644,317)	(35,310,325)
Net increase (decrease) in cash	68,317,845	47,686,871
Opening cash	47,369,579	17,042,140
Closing cash	115,687,424	64,729,011

As reported cash position in accordance with A GAAP	139,087,424	80,639,059
US GAAP adjustment
Senior debt reserve account	(23,400,000)	(15,910,048)
Cash position in accordance with US GAAP	115,687,424	64,729,011

MINERA ALUMBRERA LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7.

US GAAP reconciliation (cont'd

Reconciliation with Canadian GAAP

Generally accepted accounting principles in the United States differ from generally accepted accounting principles in Canada ("Canadian GAAP"), as they relate to the company.  The principle differences relate to the accounting for preoperating expenses, capitalisation of interest, derivative instruments, cumulative effect of a change in depletion method, preference shares and rehabilitation.  The US GAAP accounting for these items is set out above.   Canadian GAAP is similar to Australian GAAP in accounting for preoperating expenses, capitalisation of interest, derivative instruments, cumulative effect of a change in depletion method, preference shares and rehabilitation.  Under Canadian GAAP, these items are accounted for as follows:

  preoperating expenses are capitalised and amortised over the period of benefit;

  interest capitalisation ceases when the assets are ready for productive use;

  hedging gains and losses on derivative instruments designated and effective as hedges are deferred and recognised when the anticipated transaction occur;

  changes in amortisation or depletion methods are accounted for as changes in estimates;

  rehabilitation is recognised prospectively using a units of production method; and

  preference shares are classified as shareholders' equity.

In reconciling US GAAP to Canadian GAAP, the adjustments made relating to these items are reversed, including the related tax effect.  Shareholders'equity in accordance with Canadian GAAP as at 31 March 2003 and 31 March 2002 was $636,830,568 and $582,207,502, respectively.  Net profit attributable to common shareholders in accordance with Canadian GAAP for the nine months ended 31 March 2003 and 2002 was $32,722,548 and $117,943,206, respectively.

MINERA ALUMBRERA LIMITED

DIRECTORS'DECLARATION

The directors declare that the interim financial statements and notes set out on pages H-1 to H-17:

(a)

comply with Accounting Standards and other mandatory professional reporting requirements in Australia ("accounting principles generally accepted in Australia");  and

(b)

give a true and fair view of the company's financial position as at 31 March 2003 and of its performance, as represented by the results of its operations and its cash flows, for each of the nine month interim reporting periods ended 31 March 2003 and 2002.

In the directors' opinion: (a)
(a) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable. (b)
This declaration is made in accordance with a resolution of the directors.
Director Director "Larry Stoehr" "Ian Telfer" Larry Stoehr - BHP Billiton Ian Telfer - Wheaton River
23 June 2003

Unaudited Pro Forma Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Deloitte & Touche LLP

P.O. Box 49279

Four Bentall Centre

2800 - 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1P4

Tel: (604) 669 4466

Fax: (604) 685 0395

www.deloitte.ca

Pro Forma Consolidated Financial Statements of

Northern Orion Resources Inc.

(formerly Northern Orion Explorations Ltd.)

The following pro forma consolidated balance sheet of Northern Orion Resources Inc. as at March 31, 2003 and the pro forma consolidated statements of operations for the three months ended March 31, 2003 and the year ended December 31, 2002 illustrate on a pro forma basis the effects of certain transactions more fully described elsewhere herein and give effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

Compilation Report

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Northern Orion Resources Inc. as at March 31, 2003 and the pro forma consolidated statements of operations for the three month period ended March 31, 2003 and for the year ended December 31, 2002, which have been prepared for inclusion in the prospectus dated July 25, 2003.  In our opinion, the pro forma consolidated balance sheet and consolidated statements of operations have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

"Deloitte & Touche LLP"

Chartered Accountants

Vancouver, British Columbia

July 25, 2003

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Pro Forma Consolidated Balance Sheet
March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

				Pro Forma
	Northern Orion			Northern Orion
	Resources	Note	Pro Forma	Resources
	Inc.	5	Adjustments	Inc.

ASSETS
Cash and cash equivalents	$ 4,103	(a)	$ 105,355	$ 8,818
		(a)	(7,800)
		(b)	(81,600)
		(b)	(6,140)
		(c)	(1,360)
		(d)	(4,896)
		(e)	4,080
		(e)	(204)
		(e)	(2,720)
Marketable securities	93		-	93
Due from related parties	16		-	16
Accounts receivable	303		-	303
Prepaid expenses	70		-	70
	4,585		4,715	9,300
PLANT AND EQUIPMENT	2,186		-	2,186
MINERAL PROPERTIES	81,124	(d)	16,255	97,806
		(e)	223
		(e)	204
INVESTMENT IN MINERA ALUMBRERA LTD.	-	(b)	128,540	129,900
		(c)	1,360
	$ 87,895		$ 151,297	$ 239,192

LIABILITIES

CURRENT
Accounts payable and
accrued liabilities	$ 670		$ -	$ 670
Due to related parties	55		-	55
	725		-	725
DUE TO RIO ALGOM LIMITED	-	(b)	40,800	40,800
DUE TO BHP BILLITON	-	(d)	11,359	11,359
CONVERTIBLE DEBT	-	(e)	3,032	312
		(e)	(2,720)
PROVISION FOR RECLAMATION	40		-	40
FUTURE INCOME TAXES	24,485		-	24,485
	25,250		52,471	77,721
NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Pro Forma Consolidated Balance Sheet
Three-month period ended March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

SHAREHOLDERS' EQUITY

Share capital	162,417	(a)	105,355	259,972
		(a)	(7,800)
Warrants	-	(e)	223	223
Equity component of convertible debt	-	(e)	1,048	1,048
Contributed surplus	885		-	885
Deficit	(100,657)		-	(100,657)
	62,645		98,826	161,471
	$ 87,895		$ 151,297	$ 239,192

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Pro Forma Consolidated Statement of Operations
Three-month period ended March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

				Pro Forma
	Northern Orion			Northern Orion
	Resources	Note	Pro Forma	Resources
	Inc.	5	Adjustments	Inc.

EXPENSES
General and administration	$ 230		$ -	$ 230
Depreciation and depletion	1		-	1
Management fees	-		-	-
Foreign exchange gain	(20)		-	(20)
Interest on amount due to Rio Algom Limited	-	(b)	387	387
Professional and consulting	985		-	985
Other expenses (income)	(35)		-	(35)
Severance and restructuring	10		-	10
LOSS BEFORE THE UNDERNOTED	(1,171)		(387)	(1,558)
SHARE OF EARNINGS FROM
MINERA ALUMBRERA LTD.	-	(b)	2,935	2,935
NET LOSS FOR THE PERIOD	$ (1,171)		$ 2,548	$ 1,377

LOSS PER SHARE
Basic and fully diluted	$ (0.01)			$ 0.01

WEIGHTED-AVERAGE
SHARES OUTSTANDING	189,045,366	(a)	810,423,101	99,946,847
		(f)	(899,521,620)

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Pro Forma Consolidated Statement of Operations
Year ended December 31, 2002
(Unaudited)
(Expressed in Thousands of Dollars)

				Pro Forma
	Northern Orion			Northern Orion
	Resources	Note	Pro Forma	Resources
	Inc.	5	Adjustments	Inc.

EXPENSES
General and administration	$ 552		$ -	$ 552
Depreciation and depletion	5		-	5
Interest and financing	-		-	-
Management fees	-		-	-
Foreign exchange gain	(1)		-	(1)
Interest on amount due to Rio Algom Limited	-	(b)	1,546	1,546
Professional and consulting	907		-	907
Other expenses (income)	(21)		-	(21)
Severance and restructuring	550		-	550
LOSS BEFORE THE UNDERNOTED	(1,992)		(1,546)	(3,538)
SHARE OF EARNINGS FROM
MINERA ALUMBRERA LTD.	-	(b)	22,447	22,447
NET LOSS (INCOME) FOR THE YEAR	$ (1,992)		$ 20,901	$ 18,909

(LOSS) EARNINGS PER SHARE
Basic and fully diluted	$ (0.01)			$ 0.20

WEIGHTED-AVERAGE
SHARES OUTSTANDING	150,263,106	(a)	810,423,101	96,068,621
		(f)	(864,617,586)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002

(Unaudited)

1.

BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Northern Orion Resources Inc. ("Northern Orion") as at March 31, 2003 and for the three months ended March 31, 2003 and the year ended December 31, 2002 have been prepared by management after giving effect to the acquisition by Northern Orion of a 12.5% interest in Minera Alumbrera Limited ("MAA"), an additional 72% interest in the Agua Rica project ("Agua Rica") and other related transactions.  These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)

A pro forma balance sheet combining the unaudited balance sheet of Northern Orion as at March 31, 2003 with a 12.5% interest in MAA based on the cost of the acquisition and the remaining 72% interest in Agua Rica based on the cost of the acquisition.

(b)

A pro forma statement of operations combining the unaudited statement of operations of Northern Orion for the three months ended March 31, 2003 with the Company's share of the operations of MAA for the three month period ended March 31, 2003 on an equity basis based on the unaudited results of operations (Schedule 1(a)).

(c)

A pro forma statement of operations combining the audited statement of operations of Northern Orion for the year ended December 31, 2002, with the Company's share of the operations of MAA for the twelve month period ended December 31, 2002 on an equity basis based on the unaudited results of operations (Schedule 1(b)).

The pro forma balance sheet at March 31, 2003 has been prepared as if the transactions described in Note 3 had occurred on March 31, 2003.  The pro forma statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 have been prepared as if the transactions described in Note 3 had occurred on the first day of the respective fiscal periods.

It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Northern Orion's accounting policies.  The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Northern Orion which would have actually resulted had the proposed transactions been effected on the dates indicated.  Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Northern Orion and MAA described above and in Schedules 1 (a) and (b).

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Northern Orion for the year ended December 31, 2002 which are included elsewhere in this prospectus.  The significant accounting policies of MAA after adjustment into Canadian generally accepted accounting principles ("Canadian GAAP") (Schedule 1(c)) conform in all material respects to those of Northern Orion.

3.

ACQUISITIONS

(a)

Acquisition of Minera Alumbrera Limited

On March 29, 2003, the Company entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Company will participate in the acquisition of a 25% interest in MAA from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton ("BHP"), for US$180 million (Cdn.$244.8 million).  Rio Algom has agreed to defer payment of up to US$55 million (Cdn.$74.8 million) of the purchase price until May 30, 2005.  The first US$25 million deferred amount will bear interest of LIBOR plus 2%.  The next US$5 million deferred amount available to Northern Orion will bear interest of LIBOR plus 5%.  On closing, the Company and Wheaton will each acquire from Rio Algom a net indirect 12.5% interest in MAA.  The acquisition closed June 24, 2003.

Pursuant to the agreement, the Company reimbursed Wheaton for US$1 million (Cdn.$1.36 million) of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in MAA.

The acquisition of MAA is accounted for using the equity method, whereby the investment will be initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings.  The purchase price of the Company's 12.5% interest is US$90 million (Cdn.$122.4 million).  The equity income has been based on the unaudited statement of operations of MAA for the three months ended March 31, 2003, and unaudited statements of operations of MAA for the twelve months ended December 31, 2002, after restatement from Australian generally accepted accounting principles ("Australian GAAP") to Canadian GAAP (see Schedules  1(a) and 1(b), respectively).  The excess of the carrying value over the purchase price of the net assets of $42 million will be attributed to mineral properties.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002

(Unaudited)

3.

BUSINESS COMBINATION (Continued)

(b)

Acquisition of Agua Rica

On April 23, 2003, the Company entered into an agreement with BHP to purchase its approximate 72% interest in the Agua Rica project for consideration of US$12.6 million (Cdn.$17.1 million) of which BHP has agreed to defer US$9 million (Cdn.$12.2 million) (the "Deferred Payment") without interest until June 30, 2005.  The Deferred Payment has imputed interest calculated at Cdn.$0.84 million which will be amortized to the cost of the mineral property and amount due to BHP evenly over the term of the debt.  The remaining US$3.6 million (Cdn.$4.9 million) was due on closing on May 8, 2003.  Subsequent to this acquisition, the Company will own 100% of the Agua Rica project.

In connection with this acquisition, the Company entered into a credit agreement, dated April 22, 2003, with Endeavour Mining Capital Corp. ("Endeavour") whereby Endeavour agreed to provide a convertible loan (the "Loan") of US$3 million (Cdn.$4.1 million) to fund a portion of the initial payment required to be made to BHP.  The Loan is for a term of six months and bears interest at 10% per annum.  Pursuant to this agreement, the Company issued to Endeavour 3,000,000 warrants of the Company exercisable at $0.15 to acquire one common share for two years from the date of issue with a fair value of Cdn.$223,000 that has been included as part of the cost of acquiring the property.  The loan may be converted at the option of Endeavour prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20, or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004.  Endeavour received commitment and drawdown fees totaling US$150,000 (Cdn.$204,000) for entering into these arrangements.

4.

PRO FORMA ASSUMPTIONS

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)

Completion of the purchase of the MAA 12.5% interest from Rio Algom.

(b)

Completion of the private placement transaction of 810,403,101 Northern Orion special warrants for gross proceeds of $105.4 million.  Each special warrant, priced at $0.13, consists of one common share and one-half warrant.  Each full warrant entitles the holder to purchase one additional share of the Company at a price of $0.20 per share until May 29, 2008.

(c)

Completion of the purchase of the Agua Rica 72% interest from BHP.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002

(Unaudited)

4.

PRO FORMA ASSUMPTIONS (Continued)

(d)

All material transactions by Northern Orion subsequent to March 31, 2003 have been reflected in the pro forma adjustments described in Note 5 below.

5.

ADJUSTMENTS TO THE PRO FORMA FINANCIAL STATEMENTS

Adjustments to the pro forma balance sheets as at March 31, 2003 and the pro forma consolidated statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 are as follows:

(a)

To record the issue of 810,403,101 common shares and 405,210,155 common share purchase warrants from the special warrant financing for gross proceeds of $105.4 million.  To record the costs of the share issuance estimated to be $7.8 million.

(b)

To record the acquisition of a 12.5% interest in MAA for US$90 million (Cdn.$122.4 million) plus acquisition costs of US $4.5 million (Cdn.$6.4 million).  US$60 million (Cdn.$81.6 million) cash and an amount due to Rio Algom of US$30 million (Cdn.$40.8 million)).  The pro forma consolidated statements of operations include the Company's share in the earnings of MAA and the interest on the amount due to Rio Algom.

(c)

To record the US$1 million (Cdn.$1.36 million) payment to Wheaton.

(d)

To record the acquisition of the 72% interest in the Agua Rica project for US$12.6 million (Cdn.$17.1 million) (US$3.6 million (Cdn.$4.9 million) cash and an amount due to BHP of US$9 million (Cdn.$12.2 million)).

(e)

To record the convertible loan issued to Endeavour and the related interest and accretion charges.  To record the repayment of US$2.0 million (Cdn. $2.72 million) of this loan.

(f)

To record the effect of the 10:1 share consolidation.

I-11

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002

(Unaudited)

6.

FOREIGN CURRENCY TRANSLATION

All foreign currency translation, including the translation of the financial statements of MAA, have been translated into Canadian dollars (Cdn$) at the rate of 1 US$ = Cdn$1.36 which is the closing rate in effect on June 18, 2003.

NORTHERN ORION RESOURCES INC.							Schedule 1(a)
(formerly Northern Orion Explorations Ltd.)
Pro Forma Consolidated Financial Statements
Statement of Operations of Minera Alumbrera Limited
Three months ended March 31, 2003
(Expressed in Thousands of Dollars)

	Australian GAAP
	Nine months	Six months	Three months
	ended	ended	ended			Canadian GAAP
	March 31,	December 31,	March 31,		GAAP	Three months ended
	2003	2002	2003		Adjustments	March 31, 2003
	(US$)	(US$)	(US$)	(Cdn.$)	(Schedule 1(c))	100%		12.5%

SALES	$ 382,408	$ 255,067	$ 127,341	$ 173,184	$ (5,086)	$168,098		$ 21,012
COST OF SALES	273,657	188,958	84,699	115,191	(11,795)	103,396		12,924
EARNINGS FROM MINING OPERATIONS	108,751	66,109	42,642	57,993	6,709	64,702		8,088

EXPENSES AND OTHER INCOME
General and administrative	77	64	13	18	498	516		64
Interest and financing	19,561	15,258	4,303	5,852	(2,135)	3,717		465
Other (income) expense	(146)	1,172	(1,318)	(1,792)	-	(1,792)		(224)
	19,492	16,494	2,998	4,078	(1,637)	2,441		305
EARNINGS (LOSS) BEFORE THE FOLLOWING	89,259	49,615	39,644	53,915	8,346	62,261		7,783
INCOME TAX EXPENSE (RECOVERY)	62,859	36,184	26,675	36,278	2,504	38,782		4,848
NET EARNINGS	$ 26,400	$ 13,431	$ 12,969	$ 17,637	5,842	$ 23,479		$ 2,935

NORTHERN ORION RESOURCES INC.							Schedule 1(b)
(formerly Northern Orion Explorations Ltd.)
Pro Forma Consolidated Financial Statements
Statement of Operations of Minera Alumbrera Limited
For the year ended December 31, 2002
(Expressed in Thousands of Dollars)

	Australian GAAP
	Six months	Twelve months	Six months
	ended	ended	ended	Year ended			Canadian GAAP
	December 31,	June 30,	December 31,	December 31,		GAAP	Year ended
	2002	2002	2001	2002		Adjustments	December 31, 2002
	(US$)	(US$)	(US$)	(US$)	(Cdn.$)	(Schedule 1(c))	100%	12.5%

SALES	$ 255,067	$ 518,202	$ 231,752	$ 541,517	$ 736,463	$ (32,041)	$ 704,422	$ 88,053
COST OF SALES	188,958	422,711	204,019	407,650	554,404	(15,560)	538,844	67,355
EARNINGS FROM
MINING OPERATIONS	66,109	95,491	27,733	133,867	182,059	(16,481)	165,578	20,698

EXPENSES AND OTHER INCOME
General and administrative	64	35	50	49	67	1,953	2,020	252
Interest and financing	15,258	41,614	25,513	31,359	42,648	342	42,990	5,374
Other (income) expense	1,172	(404)	60	708	963	-	963	120
	16,494	41,245	25,623	32,116	43,678	2,295	45,973	5,746
EARNINGS (LOSS) BEFORE THE
FOLLOWING
INCOME TAX EXPENSE	49,615	54,246	2,110	101,751	138,381	(18,776)	119,605	14,952
(RECOVERY)	36,184	(94,693)	1,041	(59,550)	(80,988)	8,656	(72,332)	(9,041)
NET EARNINGS	$ 13,431	$ 148,939	$ 1,069	$ 161,301	$ 219,369	$ (27,432)	$ 191,937	$ 23,993

NORTHERN ORION RESOURCES INC.	Schedule 1(c)
(formerly Northern Orion Explorations Ltd.)
Financial Statements of MAA		Page 1 of 3
GAAP Differences
March 31, 2003 and December 31, 2002
(Unaudited)

REVENUE RECOGNITION

The Company recognizes revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101, "Revenue Recognition in Financial Statements", and consistent with Canadian GAAP, revenue cannot be recognized until both legal title and the risks and rewards of ownership have been transferred.  For certain of the Company's sales, title does not transfer until certain documentation is provided to the customer and payment is received.  Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognized under Australian GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

BILL AND HOLD TRANSACTIONS

The Company recognized revenue in fiscal year 2001 for the sale of concentrate which was maintained in storage in accordance with contractual terms.  The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year.  Delivery of the concentrate occurred after year end.

For revenue to be recognized when physical delivery has not occurred, the following criteria must be met:

1.

The risks of ownership must have passed to the buyer;

2.

The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3.

The buyer, not the seller, must request that the transaction be on a bill and hold basis.  The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4.

There must be a fixed schedule for delivery of the goods.  The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5.

The seller must not have retained any specific performance obligations such that the earning process is not complete;

NORTHERN ORION RESOURCES INC.	Schedule 1(c)
(formerly Northern Orion Explorations Ltd.)
Financial Statements of MAA		Page 2 of 3
GAAP Differences
March 31, 2003 and December 31, 2002
(Unaudited)

BILL AND HOLD TRANSACTIONS (Continued)

6.

The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7.

The product must be complete and ready for shipment.

The transactions did not meet all of the above criteria.  Accordingly, the reconciliations include adjustments to recognize the sale in fiscal year 2002.

ALLOCATION OF OVERHEAD COSTS TO INVENTORY

The Company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under Canadian GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

DEBT ISSUANCE COSTS

The Company capitalized as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under Canadian GAAP, capitalization of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalized and to reverse the related amortization expense.

EFFECTIVE INTEREST METHOD

The Company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under Canadian GAAP, debt issuance costs are amortized over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under Australian GAAP and to record the amortization expense using the effective interest method.

NORTHERN ORION RESOURCES INC.	Schedule 1(c)
(formerly Northern Orion Explorations Ltd.)
Financial Statements of MAA		Page 3 of 3
GAAP Differences
March 31, 2003 and December 31, 2002
(Unaudited)

TAXATION

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the Australian GAAP to Canadian GAAP differences, there are no significant differences in accounting for income taxes between Australian GAAP and Canadian GAAP, as they relate to the Company.

C-1

CERTIFICATE OF THE ISSUER

Dated:  July 25, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the Common Shares and Warrants issuable upon exercise of the Special Warrants as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), and Section 64 the Securities Act (Nova Scotia), and the respective regulations thereunder.  To the best of our knowledge, this Prospectus, as required by the Securities Act (Quebec) and the regulations thereunder, does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

"David Cohen"                                                                "Shannon Ross"

DAVID COHEN,                                                            SHANNON ROSS,

Chief Executive Officer                                                 Chief Financial Officer

On behalf of the Board of Directors

"Robert Cross"                                                                    "Stephen J. Wilkinson"

ROBERT CROSS,                                                               STEPHEN J. WILKINSON,

Director                                                                                 Director

CERTIFICATE OF THE UNDERWRITERS

Dated:  July 25, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the Common Shares and Warrants issuable upon the exercise of the Special Warrants as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), and Section 64 the Securities Act (Nova Scotia), and the respective regulations thereunder.  To the best of our knowledge, this Prospectus, as required by the Securities Act (Quebec) and the regulations thereunder, does not contain any misrepresentation likely to affect the value or market price of the Common Shares and Warrants issuable upon the exercise of the Special Warrants.

GRIFFITHS McBURNEY & PARTNERS By: "Mark Wellings" MARK WELLINGS	BMO NESBITT BURNS INC. By: "Egizio Bianchini" EGIZIO BIANCHINI
CANACCORD CAPITAL CORPORATION By: "Peter Brown" PETER BROWN	PACIFIC INTERNATIONAL SECURITIES INC. By: "Bert Quattrociocchi" BERT QUATTROCIOCCHI
ORION SECURITIES INC. By: "Douglas Bell" DOUGLAS BELL	SALMAN PARTNERS INC. By: "Terrence K. Salman" TERRENCE K. SALMAN
McFARLANE GORDON INC. By: "Bradley D. Griffiths" BRADLEY D. GRIFFITHS

CONSENT OF AUTHOR

TO:

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Ontario Securities Commission
P.E.I. Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Nunavut

I, Callum LB Grant, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Independent Technical Report - Northern Orion Exploration Ltd. - Agua Rica Project, Argentina" and dated May 16th, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the submission of Northern Orion Exploration Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of Northern Orion Exploration Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 25th day of July, 2003.

CLB Grant, P.Eng.

Manager Geology & Mining

Hatch Vancouver

CONSENT OF AUTHOR

TO:

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Ontario Securities Commission
P.E.I. Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Nunavut

I, Paul A.J. Hosford, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Independent Technical Report - Northern Orion Exploration Ltd. - Agua Rica Project, Argentina" and dated May 16th, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the submission of Northern Orion Exploration Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of Northern Orion Exploration Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 25th day of July, 2003.

Paul Hosford, P.Eng.

Manager Metallurgy

Hatch Vancouver

MICON INTERNATIONAL LIMITED

FILED BY SEDAR

July 25, 2003

Ontario Securities Commission (Principal Regulator)

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Commission des valeurs mobilieres du Quebec

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government
   Services and Lands

Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:

Northern Orion Explorations Ltd.
Filing under the Mutual Reliance Review System
Final Prospectus dated July 25, 2003
Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of Micon International Limited to being named in the Prospectus and to the inclusion of reference to the following report (the "Report") in the Prospectus:

Technical Report on The Mining and Processing Assets of Minera Alumbrera Ltd., in Argentina, dated June, 2003.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

Harry Burgess

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135   Fax (1) (416) 362 5763

PricewaterhouseCoopers
ABN 52 780 433 757

Waterfront Place
1 Eagle Street
25 July 2003	BRISBANE QLD 4000
GPO Box 150

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valuers mobilieres due Quebec
Nova Scotia Securities Commission

BRISBANE WLD 4001
DX 77 Brisbane
Australia
www.pwcglobal.com.au
Telephone: +61 7 3257 5000
Facsimile: +61 7 3257 5999

Dear Sirs/ Mesdames

Consent To Securities Commissions

Re:  Northern Orion Resources Inc.

We refer to the prospectus of Northern Orion Resources Inc. ("Northern Orion") dated 25 July 2003 relating to the qualification for distribution of 81,040,310 common shares in the capital of Northern Orion and 40,520,155 common share purchase warrants of Northern Orion which are issuable upon the exercise of 810,403,101 previously issued special warrants.

We consent to the use in the above-mentioned prospectus of our report dated 24 October 2002, except as to notes 30, 31 and 32 for which the date is 28 February 2003, to the directors of the Minera Alumbrera Limited on the following financial statements:

  Statements of Financial Position as at 30 June 2002 and 2001; and

  Statements of Financial Performance and Cash Flows for each of the years in the three year period ended 30 June 2002.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

/s/ "PricewaterhouseCoopers"
PricewaterhouseCoopers

Chartered Accountants

/s/ "Robert Hubbard"
Robert Hubbard

Partner

Brisbane, Australia

July 25,2003

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

Nova Scotia Securities Commission

Dear Sirs/Mesdames:

RE: Northern Orion Resources Inc. (the "Company")

We refer to the preliminary prospectus (the "prospectus") of the Company dated July 25, 2003 relating to the issue of 81,040,310 common shares in the capital of the Company and 40,520,155 common share purchase warrants of the Company which are issuable upon the exercise of 81,040,310 previously issued special warrants.

We consent to the use in the above-mentioned prospectus of our report dated June 20, 2003 (except for Note 14 for which the date is July 25, 2003) to the directors of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2002 and 2001;

Consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

We also consent to the use of our compilation report dated July 25, 2003 to the directors of the Company on the pro forma consolidated balance sheet as at March 31, 2003 and consolidated pro forma statements of operations for the three months then ended and for the year ended December 31, 2002.

British Columbia Securities Commission et al

July 25, 2003

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

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